                                                 Filed pursuant to Rule 424B1
                                                 Registration Number: 333-47873

PROSPECTUS

                                4,780,569 SHARES

                                [MARINEMAX LOGO]

                                  COMMON STOCK
                               ------------------

     Of the 4,780,569 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby, 3,515,824 shares are being sold by MarineMax, Inc. (the "Company") and 1,264,745 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to the offering, there has not been a public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "HZO."

     Of the 3,515,824 shares of Common Stock being offered by the Company, 1,861,200 shares are being offered to Brunswick Corporation ("Brunswick") at a price per share equal to the Per Share Proceeds to Company set forth in the table below. The shares being offered to Brunswick are not being underwritten. Brunswick has informed the Company that it intends to purchase all of such shares. In the event Brunswick does not purchase the shares, the Company will file a post-effective amendment to the Registration Statement of which this Prospectus forms a part describing the plan of distribution for such shares. The Company will not proceed with any alternative plan of distribution until it files such a post-effective amendment and recirculates an appropriate preliminary Prospectus. See "Sale of Shares to Brunswick."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                     UNDERWRITING
                                PRICE TO            DISCOUNTS AND           PROCEEDS TO            PROCEEDS TO
                               PUBLIC(1)            COMMISSIONS(2)           COMPANY(3)        SELLING STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share                        $12.50                 $0.875                $11.625                $11.625
--------------------------------------------------------------------------------------------------------------------
Total(4)                      $58,128,563             $2,554,448            $40,871,454            $14,702,661
====================================================================================================================

   (1) The shares to be sold to Brunswick will be at a price per share equal to the Per Share Proceeds to Company.

   (2) No underwriting discounts or commissions will be paid or received by the Underwriters on any sale of shares of Common Stock to Brunswick. See "Sale of Shares to Brunswick." For information regarding indemnification of the several Underwriters, see "Underwriting."

   (3) Before deducting expenses payable by the Company estimated at $2,500,000.

   (4) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 437,905 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be $63,602,375, $2,937,615, and $19,793,306, respectively, and the total Proceeds to Company will not change.

                               ------------------

     The shares of Common Stock being offered by the Underwriters as described herein are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about June 8, 1998 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SALOMON SMITH BARNEY                                     WILLIAM BLAIR & COMPANY
June 3, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
Formation of the Company............   22
Use of Proceeds.....................   25
Dividend Policy.....................   25
Capitalization......................   26
Dilution............................   27
Selected Financial Data.............   28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   29

                                      PAGE
                                      ----
Business............................   34
Management..........................   51
Principal and Selling
  Stockholders......................   57
Certain Transactions................   59
Description of Capital Stock........   61
Shares Eligible for Future Sale.....   64
Underwriting........................   65
Sale of Shares to Brunswick.........   66
Legal Opinions......................   67
Experts.............................   67
Additional Information..............   67
Index to Financial Statements.......  F-1

     UNTIL JUNE 28, 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     THIS PROSPECTUS INCLUDES TRADEMARKS OF COMPANIES OTHER THAN THE COMPANY. THESE TRADEMARKS ARE THE PROPERTY OF THEIR HOLDERS.

     All industry statistics referenced in this Prospectus (including those set forth under "Business -- U.S. Recreational Boating Industry") as well as statements in the Prospectus that the Company is the largest recreational boat dealer in the United States; that the Company is the nation's largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick Corporation ("Brunswick"); that Brunswick is the world's largest manufacturer of recreational boats; that the Company represented approximately 20% of all new Sea Ray boat sales and approximately 5% of all Brunswick marine product sales during calendar 1997; that the average boat retailer generated less than $3 million in annual sales in 1997 and the industry average selling price for a new boat in 1997 was approximately $14,000; and that each of the Merged Companies ranks in the top 25 Sea Ray dealers in the United States are based on the belief of the Company, which takes into account the experience (averaging more than 21 years) of the Company's senior executives in the recreational boat industry and available industry data.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references to "MarineMax" mean MarineMax, Inc. prior to the effectiveness of the Mergers and Property Acquisitions (collectively, the "Combination Transactions"), and all references to the "Company" mean, as a combined company, MarineMax, Inc., the six recreational boat dealers (the "Merged Companies") acquired by MarineMax in separate merger transactions (the "Mergers"), and the property companies (the "Property Companies") acquired by MarineMax in separate contribution transactions (the "Property Acquisitions") and which own real properties used in the operations of the Merged Companies. Unless otherwise indicated, the information set forth herein assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is the largest recreational boat dealer in the United States in terms of revenue. Through 28 retail locations in Florida, Texas, California, Georgia, and Arizona, the Company sells new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), fishing boats, bass boats, pontoon boats, and high-performance boats, with a focus on premium brands in each segment. The Company also sells related marine products, including engines, trailers, parts, and accessories. In addition, the Company arranges related boat financing, insurance, and extended service contracts; provides repair and maintenance services; and offers boat brokerage services. See "Business." The Company is the nation's largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick Corporation ("Brunswick"), which is the world's largest manufacturer of recreational boats. Sales of new Brunswick boats accounted for 84% of the Company's new boat sales in calendar 1997, which the Company believes represented approximately 20% of all new Sea Ray boat sales and approximately 5% of all Brunswick marine product sales during that period. The Company acquired five of the Merged Companies and the Property Companies on March 1, 1998 and acquired the sixth Merged Company on April 30, 1998. See "Formation of the Company." Each Merged Company is a party to a 10-year dealer agreement with Brunswick covering Sea Ray products. For the 12 months ended December 31, 1997, the Company had pro forma revenue of approximately $233,779,000, pro forma operating income of approximately $22,367,000, and pro forma net income of approximately $13,288,000 (assuming the adjustments described herein had occurred as of January 1, 1997). MarineMax itself, however, had no operations and generated no operating revenue prior to its March 1, 1998 acquisition of five of the Merged Companies. The Company's same-store sales increased by approximately 19% in calendar 1997, following 16% and 15% increases in calendar 1996 and 1995, respectively.

     The combination of the six Merged Companies permits the Company to capitalize on the experience and success of each of the Merged Companies in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. The Merged Companies were organized between 1946 and 1983, and each is the exclusive dealer of Sea Ray boats in its geographic market and ranks in the top 25 Sea Ray dealers in the United States. See "Formation of the Company." While the Company believes the average new boat retailer generated less than $3 million in annual sales in 1997, the retail locations of the Merged Companies averaged $10 million in annual sales in 1997. As a result of the Company's emphasis on premium brand boats, the Company's average selling price for a new boat in 1997 was approximately $39,000 compared to the Company's estimated industry average selling price of approximately $14,000. The senior executives of the Merged Companies have an average of more than 21 years of experience in the recreational boat industry and have maintained long-term business and personal relationships with each other. The Company is adopting the best practices of the Merged Companies as appropriate to enhance its ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution. The Company believes that its prime retail locations, extensive facilities, full range of services, MarineMax Value-Price sales approach, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages and enable it to be more responsive to the needs of existing and prospective customers. See "Business -- General."

     The recreational boating industry generated approximately $19.3 billion in retail sales in 1997, including sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, and trailers accounted for approximately $10.0 billion of such sales in 1997. The Company estimates that the boat retailing industry includes more than 4,000 boat retailers, most of which are small retailers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. Based on the knowledge, experience, and relationships of its senior executives as operators of privately owned dealers, the Company believes that many dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers, particularly during a period of stagnant industry growth. The Company also believes that many dealers lack an exit strategy for their owners. See "Business -- U.S. Recreational Boating Industry."

     The Company's executive offices are located at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and its telephone number is (813) 531-1700. The Company was incorporated in the state of Delaware in January 1998.

STRATEGY

     The Company's goal is to enhance its position as the leading operator of recreational boat dealerships. Key elements of the Company's operating and growth strategies include the following:

Operating Strategies

     Implementing Best Practices. The Company is implementing the "best practices" of each of the Merged Companies as appropriate throughout its dealerships. In particular, the Company is phasing in throughout its dealerships the MarineMax Value-Price sales approach, recently implemented at certain of its dealerships. Under the MarineMax Value-Price approach, the Company sells its boats at posted prices, generally representing a discount from the manufacturer's suggested retail price, without further price negotiation, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, the Company will adopt, where beneficial, the best practices of each Merged Company in terms of location design and layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

     Achieving Operating Efficiencies and Synergies. The Company plans to increase the operating efficiencies of and achieve certain synergies among its dealerships in order to enhance internal growth and profitability. The Company is centralizing certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions should reduce duplicative expenses and permit the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. The Company expects to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through new credit facilities; and volume purchase discounts and rebates for certain marine products, supplies, and advertising.

     Emphasizing Customer Satisfaction and Loyalty. The Company seeks to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with the negotiation-free purchase process. The Company further enhances and simplifies the purchase process by offering financing and insurance at its retail locations with competitive terms and streamlined turnaround. The Company provides the customer with a thorough in-water orientation of boat operation as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer's entire family. The Company continues its customer service after the sale by leading and sponsoring Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide its customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle.

The Company also endeavors to provide superior maintenance and repair services, often at the customer's wet slip and with extended service department hours, to minimize the hassles of boat maintenance.

     Operating with Decentralized Management. The Company has adopted a decentralized approach to the operational management of its dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations.

     Utilizing Technology Throughout Operations. The Company believes that its management information system, which was being utilized by each Merged Company prior to the Mergers and was developed over the past six years through cooperative efforts with a common vendor, enhances the Company's ability to integrate successfully the operations of the Merged Companies and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout the Company. The system integrates each level of operations on a Company-wide basis, including purchasing, inventory, receivables, financial reporting and budgeting, and sales management. The system also enables management to monitor each retail location's operations on a daily basis in order to identify quickly areas requiring additional focus.

Growth Strategies

     Pursuing Strategic Acquisitions. The Company intends to capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring additional dealers and improving their performance and profitability through the implementation of the Company's operating strategies. The primary acquisition focus will be on well-established, high-end recreational boat dealers in geographic markets not currently served by the Company, particularly geographic markets with strong boating demographics, such as the coastal states and the Great Lakes region. The Company also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from the Company's systems and operating strategies. The Company may expand its range of product lines and its market penetration by acquiring dealers that distribute recreational boat product lines different from those currently offered by the Company. The Company believes it will be regarded as an attractive acquiror by boat dealers because of (i) the Company's historical performance and the experience and reputation of its management team within the industry; (ii) the Company's decentralized operating strategy, which enables the managers of an acquired dealer to continue their involvement in dealership operations; (iii) the ability of management and employees of an acquired dealer to participate in the Company's growth and expansion through potential stock ownership and career advancement opportunities; and (iv) the ability to offer liquidity to the owners of acquired dealers through the receipt of Common Stock or cash. The Company's acquisition strategy depends on the consent of Brunswick and possibly other manufacturers to the acquisitions of their dealers. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion." Brunswick has agreed to cooperate in good faith with the Company and not to unreasonably withhold its consent to the acquisition by the Company each year of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of the Company's revenue in its prior fiscal year to the extent such dealers desire to be acquired by the Company. Brunswick consented to the acquisition of Stovall Marine, Inc. ("Stovall") by the Company (the "Stovall Acquisition") on April 30, 1998 and agreed that the Stovall Acquisition would not count against the 20% benchmark. See
"Business -- Brunswick Agreement Relating to Acquisitions." The Company has no current or pending agreements, arrangements, plans, understandings, or negotiations with respect to any material acquisitions.

     Opening New Facilities. The Company intends to establish additional retail facilities in its existing and new territories. The Company believes that the demographics of its existing geographic territories support the opening of additional facilities and has opened two new retail locations since the Mergers that occurred in March 1998. The Company also plans to reach new customers by expanding various innovative retail formats developed by the Merged Companies, such as mall stores and floating retail facilities. The Company currently operates one mall store and four floating retail facilities, and plans to open a new mall store in 1998. Costs to open a new retail facility depend on many factors, including whether the facility is leased or purchased and the location of the facility. The Company has no current or pending plans, agreements, arrangements, or negotiations with respect to opening any additional new facilities. The Company's dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations that sell Sea Ray products, which consent cannot be unreasonably withheld, and other dealer agreements generally contain similar provisions. See "Risk Factors -- Risks Related to Internal Growth and Operating Strategies; Management of Growth" and
"Business -- Dealer Agreements With Brunswick."

     Offering Additional Product Lines and Services. The Company plans to offer throughout its existing and acquired dealerships product lines that have been offered only at certain of its locations. The Company also may obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. In addition, the Company plans to increase its used boat sales and boat brokerage services through an increased emphasis on these activities and cooperative efforts among its dealerships. The Company also plans to offer enhanced financing and insurance packages designed to better serve customers and thereby increase sales and improve profitability.

                     FORMATION AND STRUCTURE OF THE COMPANY

     MarineMax was founded in January 1998 to acquire five businesses that operated in the recreational boat industry under their principal owners for an average of more than 21 years. MarineMax itself, however, conducted no operations until the acquisition of five of the Merged Companies on March 1, 1998. The Company acquired the sixth Merged Company on April 30, 1998. See "Formation of the Company."

     The Merged Companies consist of Bassett Boat Company of Florida (which operates four retail locations in Florida); Louis DelHomme Marine (which operates seven retail locations in Texas); Gulfwind USA, Inc. (which operates three retail locations in Florida); Gulfwind South, Inc. (which operates two retail locations in Florida); Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc. (which operate eight retail locations in California and Arizona); and Stovall Marine, Inc. (which operates four retail locations in Georgia). The Merged Companies are continuing their operations as wholly owned subsidiaries of the Company. See "Formation of the Company -- The Merged Companies and the Property Companies."

     The senior executives of the Merged Companies have entered into five-year, full-time employment agreements with the Company, and senior executives constitute a majority of the Company's Board of Directors and executive officers. The senior executive of each Merged Company will continue to be responsible for the day-to-day operations of such Merged Company. See "Formation of the Company," "Management," "Principal and Selling Stockholders," and "Certain Transactions."

                                  THE OFFERING

Common Stock offered by the
Company...........................      3,515,824 shares(1)
Common Stock offered by the
Selling Stockholders..............      1,264,745 shares(2)
Common Stock to be outstanding
after the Offering................     13,200,000 shares(3)
Use of proceeds...................     To repay indebtedness, to enhance the
                                       Company's management information system,
                                       and to provide working capital and funds
                                       for future acquisitions. See "Use of
                                       Proceeds."
New York Stock Exchange symbol....     HZO
---------------
(1) Includes 1,861,200 shares being offered to Brunswick. See "Sale of Shares to Brunswick."

(2) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

(3) Does not include (a) 1,980,000 shares of Common Stock reserved for issuance under the Company's 1998 Incentive Stock Plan, or (b) 500,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management -- 1998 Incentive Stock Plan" and "Management -- Employee Stock Purchase Plan."

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors." These risks include the impact of general economic conditions, the Company's reliance on Brunswick, the Company's ability to acquire and integrate the operations of additional dealers, the necessity for manufacturers' consent to dealer acquisitions and market expansion, and manufacturers' control over operations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (Dollars in thousands, except per share data)

                                                                                               NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                          -----------------------------------------   -----------------------------------
                                                                                                              PRO FORMA
                                                                                                             AS ADJUSTED
                                            1993       1994       1995       1996       1996       1997        1997(1)
                                          --------   --------   --------   --------   --------   ---------   ------------
STATEMENT OF OPERATIONS DATA:
Revenue.................................  $111,543   $127,729   $152,889   $175,060   $136,325   $ 169,675    $  188,419
Cost of sales...........................    86,799     98,295    116,896    132,641    101,993     127,418       141,287
                                          --------   --------   --------   --------   --------   ---------    ----------
Gross profit............................    24,745     29,434     35,992     42,419     34,332      42,257        47,131
Selling, general, and
  administrative expenses...............    19,637     22,925     28,374     34,449     22,035      25,723        25,021
Settlement obligation(3)................        --         --         --         --         --          --            --
                                          --------   --------   --------   --------   --------   ---------    ----------
Income (loss) from operations...........     5,108      6,510      7,619      7,970     12,297      16,535        22,110
Interest expense, net...................     1,140        392        949      1,268      1,006       1,381           559
                                          --------   --------   --------   --------   --------   ---------    ----------
Income (loss) before
  tax provision.........................     3,968      6,118      6,670      6,702     11,290      15,154        21,551
Income tax provision (benefit)..........         1          1        (49)        21        527         411         8,299
                                          --------   --------   --------   --------   --------   ---------    ----------
Net income (loss).......................  $  3,967   $  6,117   $  6,719   $  6,681   $ 10,763   $  14,743    $   13,251
                                          ========   ========   ========   ========   ========   =========    ==========
Net income (loss) per share: Basic............................................................   $    1.89    $     1.00
                                                                                                 =========    ==========
Weighted average number of shares: Basic......................................................   7,799,844    13,200,000
                                                                                                 =========    ==========

OTHER DATA:
Number of stores(4).....................        15         17         20         19         19          20
Sales per store(5)......................  $  8,004   $  8,353   $  8,706   $  9,438   $  7,113      $8,952
Same-store sales growth(6)..............       12%        12%        15%        16%         8%         22%

                                                   SIX MONTHS ENDED
                                                      MARCH 31,
                                          ----------------------------------
                                                                 PRO FORMA
                                                                AS ADJUSTED
                                           1997       1998        1998(2)
                                          -------   ---------   ------------
STATEMENT OF OPERATIONS DATA:
Revenue.................................  $87,779   $ 103,510    $  111,154
Cost of sales...........................   68,531      80,438        86,662
                                          -------   ---------    ----------
Gross profit............................   19,247      23,072        24,493
Selling, general, and
  administrative expenses...............   20,075      24,032        20,788
Settlement obligation(3)................       --      15,000        15,000
                                          -------   ---------    ----------
Income (loss) from operations...........     (828)    (15,960)      (11,295)
Interest expense, net...................      525       1,000           306
                                          -------   ---------    ----------
Income (loss) before
  tax provision.........................   (1,353)    (16,961)      (11,602)
Income tax provision (benefit)..........     (485)     (4,581)       (4,562)
                                          -------   ---------    ----------
Net income (loss).......................  $  (868)  $ (12,380)   $   (7,039)
                                          =======   =========    ==========
Net income (loss) per share: Basic......            $   (1.54)   $    (0.53)
                                                    =========    ==========
Weighted average number of shares: Basic            8,036,947    13,200,000
                                                    =========    ==========
OTHER DATA:
Number of stores(4).....................       21          24
Sales per store(5)......................  $ 4,592   $   5,149
Same-store sales growth(6)..............      24%         19%

                                                                            MARCH 31, 1998
                                                              ------------------------------------------
                                                                                            PRO FORMA
                                                               ACTUAL     PRO FORMA(7)    AS ADJUSTED(8)
                                                              --------    ------------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $  1,191      $  1,215         $ 30,997
Total assets................................................   108,275       123,506          123,506
Long-term debt (including current portion)..................    10,657        10,657            1,899
Total stockholders' equity..................................     4,863        10,401           48,773

---------------
(1) Pro forma as adjusted 1997 gives effect to (a) the Stovall Acquisition, (b) certain pro forma adjustments to the historical financial statements, and
    (c) the consummation of the Offering. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.

(2) Pro forma as adjusted 1998 gives effect to (a) the Stovall Acquisition, (b) certain pro forma adjustments to the historical financial statements, and
    (c) the consummation of the Offering. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.

(3) Consists of Brunswick settlement obligation. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion."

(4) Includes only those stores open at period end.

(5) Includes only those stores open for the entire preceding 12-month period.

(6) New stores are included in the comparable base at the beginning of the store's thirteenth month of operations.

(7) The pro forma balance sheet has been adjusted to give effect to (a) the Stovall Acquisition, and (b) certain pro forma adjustments to the historical financial statements. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.

(8) Adjusted to reflect the consummation of the Offering and the application of the estimated net proceeds to the Company therefrom. See "Use of Proceeds" and the Pro Forma Consolidated Financial Statements and notes thereto for a further description of the application of the net proceeds.

                                  RISK FACTORS

     An investment in shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties and address, among other things, the Company's acquisition and expansion strategy, use of proceeds, capital expenditures, liquidity, third-party contractual arrangements, cost-reduction strategy, integration of acquired companies, and product demand. Actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth below.

RECENTLY COMBINED OPERATIONS; RISKS OF INTEGRATION

     MarineMax was founded in January 1998 to acquire five businesses that operated in the recreational boat industry under their principal owners for an average of more than 21 years, but MarineMax itself conducted no operations and generated no sales or revenue until the acquisitions of five of the Merged Companies on March 1, 1998. The Merged Companies operated independently prior to the Mergers, and the Company may not be able to integrate these businesses successfully on an economic basis. The pro forma consolidated financial results of MarineMax cover periods when MarineMax and the Merged Companies were not under common management or control and are not necessarily indicative of the results that would have been achieved if MarineMax and the Merged Companies had been operated on an integrated basis or the results that may be realized on a consolidated basis in the future. The Company had revenue of approximately $22.2 million for the month of March 1998.

     The success of the Company will depend, in part, on the Company's ability to integrate the operations of the Merged Companies and other dealerships it acquires, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among its dealerships. The Company's senior executives have operated independently in the recreational boat industry and have been assembled only recently as a management team. Management may not be able to oversee the combined entity efficiently or to implement effectively the Company's growth and operating strategies. To the extent that the Company is able to implement successfully its acquisition strategy, the resulting growth of the Company will place significant additional demands on the Company's management and infrastructure. The Company's failure to implement successfully its strategies or operate effectively the combined entity could have a material adverse effect on the Company's business, financial condition, and results of operations. These effects could include lower revenue, higher cost of sales, increased selling, general, and administrative expenses, and reduced margins on a consolidated basis. See "Formation of the Company," "Business -- Strategy," and "Management."

RELIANCE ON BRUNSWICK AND OTHER KEY MANUFACTURERS

     Approximately 84% of the Company's revenue in calendar 1997 was derived from sales of products manufactured by Brunswick, including 83% from Brunswick's Sea Ray division. The remainder of the Company's revenue from new boat sales in calendar 1997 was derived from sales of products from a limited number of other manufacturers, none of which accounted for more than 10% of the Company's revenue. The Company's success depends to a significant extent on the continued popularity and reputation for quality of the boating products of its manufacturers, particularly Brunswick's Sea Ray boat lines. In addition, any adverse change in the financial condition, production efficiency, product development, and management and marketing capabilities of the Company's manufacturers, particularly Brunswick's Sea Ray division given the Company's reliance on Sea Ray, would have a substantial impact on the Company's business. To ensure adequate inventory levels to support the Company's expansion, it may be necessary for Brunswick and other manufacturers to increase production levels or allocate a greater percentage of their production to the Company. In the event that the operations of Brunswick or the Company's other manufacturers were interrupted or discontinued, the Company could experience inventory shortfalls, disruptions, or delays with respect to unfilled purchase orders then outstanding. Although the Company believes that adequate alternate sources would be available that could replace any manufacturer other than Brunswick as a product source, there can be no assurance that such alternate sources will be available at the time of any such interruption or that alternative products will be available at comparable quality and prices.

     Through the Merged Companies, the Company maintains dealer agreements with Brunswick covering Sea Ray products. The dealer agreement with each of the Merged Companies has a 10-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Brunswick in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs. The agreements do not give the Company the exclusive right to sell Sea Ray product lines within any particular territory or restrict the Company from selling competing products. See
"Business -- Dealer Agreements With Brunswick."

     As is typical in the industry, the Company deals with each of its manufacturers, other than the Sea Ray division of Brunswick, pursuant to renewable dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change at the manufacturer's sole discretion. In the event these arrangements were to change or terminate for any reason, including changes in competitive, regulatory, or marketing practices, the Company's business, financial condition, and results of operations could be adversely affected. In addition, the timing, structure, and amount of manufacturer sales incentives and rebates could impact the timing and profitability of the Company's sales. See "Risk Factors -- Boat Manufacturers' Control Over Dealers" and "Business -- Operations -- Suppliers and Inventory Management."

     Brunswick's dealer agreement with each Merged Company by its terms required the dealer to obtain Brunswick's consent to any change in the ownership of the dealer. Brunswick and the Company disputed the applicability of the change in control provisions to the March 1998 Mergers. In order to avoid a long, costly, and disruptive dispute, the Company and Brunswick entered into a Settlement Agreement on March 12, 1998 under which Brunswick consented to the changes in the ownership of five of the Merged Companies resulting from the Mergers and the Company agreed to pay Brunswick $15.0 million, together with accrued interest, no later than December 31, 1998. In April 1998, Brunswick consented to the Stovall Acquisition. In the absence of the Settlement Agreement, Brunswick could have terminated the dealer agreement with each Merged Company. As a result of the Settlement Agreement, Brunswick will no longer have the right to institute a legal action to terminate the dealer agreements as a result of a change in control. See "Formation of the Company -- The Mergers and Property Acquisitions."

IMPACT OF GENERAL ECONOMIC CONDITIONS; DISCRETIONARY CONSUMER SPENDING; AND CHANGES IN TAX LAWS

     The Company's operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as recreational boats. The Company's operations may be adversely affected by unfavorable local, regional, or national economic developments or by uncertainties regarding future economic prospects that reduce consumer spending in the markets served by the Company. Consumer spending on luxury goods can also be adversely affected as a result of declines in consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, often resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on consumers' ability or willingness to finance boat purchases, which could also adversely affect the ability of the Company to sell its products. Local influences, such as corporate downsizing and military base closings, also could adversely affect the Company's operations in certain markets. There can be no assurance that the Company could maintain its profitability during any such period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on certain new boat purchases, also could influence consumers' decisions to purchase products offered by the Company and could have a negative effect on the Company's sales. For example, during 1991 and 1992 the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in the late 1980s to a low of $10.3 billion in 1992. See "Business -- U.S. Recreational Boating Industry."

INDUSTRY FACTORS

     The recreational boating industry is cyclical and has been stagnant in terms of overall revenue growth over the last 10-year period. General economic conditions, consumer spending patterns, federal tax policies, and the cost and availability of fuel can impact overall boat purchases. See "Risk
Factors -- Impact of General Economic Conditions; Discretionary Consumer Spending; and Changes in Tax Laws" and "Risk Factors -- Fuel Prices and Supply." It is the Company's belief that the lack of increase in overall boat purchases is attributable to increased competition from other recreational activities, perceived hassles of boat ownership, and relatively poor customer service and education throughout the retail boat industry. Although the Company's strategy addresses many of these industry factors and the Company has achieved significant growth during the period of stagnant industry growth, there can be no assurance that the cyclical nature of the recreational boating industry or the lack of industry growth will not adversely affect the Company's business, financial condition, or results of operations in the future. See
"Business -- U.S. Recreational Boating Industry."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     The Company intends to grow significantly through the acquisition of additional recreational boat dealers. This strategy will entail reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit the Company's growth and negatively impact profitability. There can be no assurance that suitable acquisition candidates will be identified, that acquisitions of such candidates will be consummated, or that the operations of any acquired businesses will be successfully integrated into the Company's operations and managed profitably without substantial costs, delays, or other operational or financial difficulties. In addition, increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond the Company's financial capability or to levels that would not result in the returns required by the Company's acquisition criteria. As of the date of this Prospectus, the Company has no current or pending agreements, arrangements, plans, understandings, or negotiations with respect to any material acquisitions. The Company may issue Common Stock or incur substantial indebtedness in making future acquisitions. See "Risk
Factors -- Future Capital Needs; Debt Service Requirements; Possible Dilution Through Issuance of Stock," "Formation of the Company -- The Mergers and Property Acquisitions," and "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements." The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of the Common Stock. See "Risk Factors -- No Prior Market and Possible Volatility of Stock Price."

     The Company's ability to continue to grow through the acquisition of additional dealers will depend upon (i) the availability of suitable acquisition candidates at attractive purchase prices, (ii) the Company's ability to compete effectively for available acquisition opportunities, and (iii) the availability of funds or Common Stock with a sufficient market price to complete the acquisitions. See "Business -- Strategy." The Company's future growth through acquisitions also will depend upon its ability to obtain the requisite manufacturer approvals. Alternatively, one or more manufacturers may attempt to impose further restrictions on the Company in connection with their approval of acquisitions. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion."

NECESSITY FOR MANUFACTURERS' CONSENT TO DEALER ACQUISITIONS AND MARKET EXPANSION

     Brunswick's dealer agreement with each Merged Company by its terms required the dealer to obtain Brunswick's consent to any change in the ownership of the dealer. Brunswick and the Company disputed the applicability of the change in control provisions to the March 1998 Mergers. In order to avoid a long, costly, and disruptive dispute, the Company and Brunswick entered into a Settlement Agreement on March 12, 1998 under which Brunswick consented to the changes in the ownership of five of the Merged Companies resulting from the Mergers and the Company agreed to pay Brunswick $15.0 million, together with accrued interest, no later than December 31, 1998. In April 1998, Brunswick consented to the Stovall Acquisition. See "Formation of the Company -- The Mergers and Property Acquisitions."

     The Company may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers. In determining whether to approve acquisitions, manufacturers may consider many factors, including the financial condition and ownership structure of the Company. Further, manufacturers may impose conditions on granting their approvals for acquisitions, including a limitation on the number of such manufacturers' dealers that may be acquired by the Company. The Company's ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on the Company's ability to complete acquisitions and effect its growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on the Company's acquisition program.

     The Company's growth strategy also entails expanding its product lines and geographic scope by obtaining additional distribution rights from its existing and new manufacturers. While the Company believes it will be successful in obtaining such distribution rights, there can be no assurance that such distribution rights will be granted to the Company or that it can obtain suitable alternative sources of supply if the Company is unable to obtain such distribution rights. The inability of the Company to expand its product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the Company's business, financial condition, and results of operations.

     On April 28, 1998, the Company and Brunswick entered into an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by the Company of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of the Company's revenue in its prior fiscal year. The Stovall Acquisition will not count against the 20% benchmark. Any acquisitions in excess of the 20% benchmark will be at Brunswick's discretion. In the event that the Company's sales of Sea Ray boats exceed 49% of the sales of Sea Ray boats by all Sea Ray boat dealers (including the Company) in any fiscal year of Brunswick, the agreement provides that Company and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by the Company during Brunswick's next succeeding fiscal year, but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as the Company's Sea Ray boat sales exceed the 49% benchmark.

BOAT MANUFACTURERS' CONTROL OVER DEALERS

     Historically, boat manufacturers, including Brunswick, have exercised significant control over their dealers, restricted them to specified locations, and retained approval rights over changes in management and ownership. The continuation of the Company's dealer agreements with most manufacturers, including Brunswick, is contingent upon, among other things, the Company's achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction and market share goals set forth in any dealer agreement could result in the imposition of additional conditions in subsequent dealer agreements, termination of such dealer agreement by the manufacturer, limitations on boat inventory allocations, reductions in reimbursement rates for warranty work performed by the dealer, or denial of approval of future acquisitions. See "Business -- Dealer Agreements With Brunswick."

     The Company's dealer agreements with manufacturers, including Brunswick, generally do not give the Company the exclusive right to sell those manufacturers' products within a given geographical area. Accordingly, a manufacturer, including Brunswick, could authorize another dealer to start a new dealership in proximity to one or more of the Company's locations, or an existing dealer could move a dealership to a location that would be directly competitive with the Company. Such an event could have a material adverse effect on the Company and its operations. See "Business -- Dealer Agreements With Brunswick."

     The Company's dealer agreements, including those with Brunswick, provide for termination for a variety of causes. The Company believes that it has been and is in material compliance with all of its dealer agreements. The Company currently believes that it will be able to renew all of the dealer agreements upon expiration, but no such assurance can be given. See
"Business -- Operations -- Suppliers and Inventory Management" and
"Business -- Dealer Agreements With Brunswick."

     Each dealer agreement with Brunswick requires the dealer to (i) promote, display, advertise, and sell Sea Ray boats at each of its retail locations in accordance with the agreement and applicable laws; (ii) purchase and maintain sufficient inventory of current Sea Ray boats to meet the reasonable demand of customers at each of its locations and to meet the minimum inventory requirements applicable to all Sea Ray dealers; (iii) maintain at each retail location, or at another acceptable location, a service department to service Sea Ray boats promptly and professionally and to maintain parts and supplies to service Sea Ray boats properly on a timely basis; (iv) perform all necessary installation and inspection services prior to delivery to purchasers and perform post-sale services of all Sea Ray products sold by the dealer or brought to the dealer for service; (v) furnish purchasers with Sea Ray's limited warranty on new products and with information and training as to the sale and proper operation and maintenance of Sea Ray boats; (vi) assist Sea Ray in performing any product defect and recall campaigns; (vii) maintain complete product sales and service records; (viii) achieve annual sales performance in accordance with fair and reasonable sales levels established by Sea Ray, after consultation with the dealer, based on factors such as population, sales potential, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products; (ix) provide designated financial information; (x) conduct its business in a manner that preserves and enhances the reputation of Sea Ray and the dealer for providing quality products and services; (xi) maintain the financial ability to purchase and maintain on hand required inventory levels; (xii) indemnify Sea Ray against any claims or losses resulting from the dealer's failure to meet its obligations to Sea Ray; (xiii) maintain customer service ratings sufficient to maintain Sea Ray's image in the marketplace; and (xiv) achieve within designated time periods and thereafter maintain master dealer status (which is Sea Ray's highest performance status) for the locations designated by Sea Ray and the dealer. See "Business -- Dealer Agreements With Brunswick."

FUTURE CAPITAL NEEDS; DEBT SERVICE REQUIREMENTS; POSSIBLE DILUTION THROUGH ISSUANCE OF STOCK

     The Company's future capital requirements will depend upon the size, timing, and structure of future acquisitions and its working capital and general corporate needs. A substantial portion of the proceeds of the Offering will be applied to discharge certain liabilities of the Merged Companies and the Property Companies outstanding at the effectiveness of the Mergers and the Property Acquisitions, including $8.8 million of long-term indebtedness. To the extent that the Company finances future acquisitions in whole or in part through the issuance of Common Stock or securities convertible into or exercisable for Common Stock, existing stockholders will experience a dilution in the voting power of their Common Stock and earnings per share could be negatively impacted. The extent to which the Company will be able or willing to use the Common Stock for acquisitions will depend on the market value of its Common Stock from time to time and the willingness of potential sellers to accept Common Stock as full or partial consideration. The inability of the Company to use its Common Stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue its acquisition program could materially limit the Company's growth.

     Any borrowings made to finance future acquisitions or for operations could make the Company more vulnerable to a downturn in its operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If the Company's cash flow from operations is insufficient to meet its debt service requirements, the Company could be required to sell additional equity securities, refinance its obligations, or dispose of assets in order to meet its debt service requirements. In addition, it is likely that any credit arrangements will contain financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. There can be no assurance that such financing will be available if and when needed by the Company or will be available on terms acceptable to the Company. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on the Company's growth prospects and its business, financial condition, and results of operations.

     The Company has a three-year, $105 million revolving line of credit, which the Company believes is sufficient for its anticipated needs and reflects competitive terms and conditions. Certain of the Company's assets, principally boat inventories, are pledged to secure the line of credit and other debt. While the Company believes it will continue to obtain adequate financing from lenders, there can be no assurance that such financing will be available to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

     The Company does not itself incur credit risk in connection with its participation in financing the boat purchases of its customers. Instead, the Company originates these contracts for sale to independent financial institutions that provide credit for the Company's boat purchasers in a timely and efficient manner and at competitive rates in accordance with existing pre-sale agreements between the Company and such financial institutions.

RISKS RELATED TO INTERNAL GROWTH AND OPERATING STRATEGIES; MANAGEMENT OF GROWTH

     In addition to pursuing growth by acquiring boat dealers, the Company intends to continue to pursue a strategy of growth through opening new retail locations and offering new products in its existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the identification of new markets in which the Company can obtain distribution rights to sell its existing or additional product lines, the Company's financial capabilities, the hiring, training, and retention of qualified personnel, and the timely integration of new retail locations into existing operations. The strategy of growth through opening new retail locations will further depend upon the Company's ability (i) to obtain the reliable data necessary to determine the size and product preferences of such potential markets in which the Company believes it can obtain adequate market penetration at favorable operating margins without the acquisition of an existing dealer, and (ii) to locate or construct suitable facilities at a reasonable cost in those new markets. Costs to open a new retail facility depend on many factors, including whether the facility is leased or purchased and the location of the facility. The Company has no current or pending plans, agreements, arrangements, or negotiations with respect to opening any additional new facilities. The Company's dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations to sell Sea Ray products, which consent cannot be unreasonably withheld, and other dealer agreements generally contain similar provisions. See "Business -- Dealer Agreements With Brunswick." There can be no assurance that the Company will be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect the Company's profitability.

     As a result of these growth strategies, the Company expects that management will expend significant time and effort in opening and acquiring new retail locations and introducing new products. There can be no assurance that the Company's systems, procedures, controls, or financial resources will be adequate to support the Company's expanding operations. The inability of the Company to manage its growth effectively could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company's planned growth also will impose significant added responsibilities on members of senior management and require it to identify, recruit, and integrate additional senior level managers. There can be no assurance that suitable additions to management can be identified, hired, or retained. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion" and "Business -- Strategy."

IMPACT OF SEASONALITY AND WEATHER ON OPERATIONS

     The Company's business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. During the two-year period ended December 31, 1997, the average net sales for the quarterly periods ended March 31, June 30, September 30, and December 31 represented 23%, 31%, 25%, and 21%, respectively, of the Company's average annual net sales. With the exception of Florida, the Company generally realizes significantly lower sales in the quarterly period ending December 31 with boat sales generally improving in January with the onset of the public boat and recreation shows. The Company's current operations are concentrated in the more temperate regions of the United States, and its business could become substantially more seasonal if it acquires dealers that operate in colder regions of the United States.

     The Company's business is also significantly affected by weather patterns, which may adversely impact the Company's operating results. For example, drought conditions or reduced rainfall levels, as well as excessive rain, may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for the Company's products. Although the Company's geographic diversity and its future geographic expansion will reduce the overall impact on the Company of adverse weather conditions in any one market area, such conditions will continue to represent potential material adverse risks to the Company and its future operating performance. Many of the Company's dealerships sell boats to customers for use on reservoirs, thereby subjecting the Company's business to the continued viability of these reservoirs for boating use. As a result of the foregoing and other factors, the Company's operating results in some future quarters could be below the expectations of stock market analysts and investors. In such event, there could be an immediate and significant adverse effect on the trading price of the Common Stock. See "Risk Factors -- No Prior Market and Possible Volatility of Stock Price," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Data and Seasonality," and "Business -- Seasonality."

COMPETITION

     The Company operates in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Such competition is intensified during periods of stagnant industry growth, such as currently exists.

     The Company competes primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets currently being served by the Company and in new markets that the Company may enter. The Company competes in each of its markets with retailers of brands of boats and engines not sold by the Company in that market. In addition, several of the Company's competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition. See "Business -- Competition."

INCOME FROM FINANCING, INSURANCE, AND EXTENDED SERVICE CONTRACTS

     A portion of the Company's income results from referral fees derived from the placement of customer financing, insurance products, and extended service contracts (collectively, "F&I products"), the most significant component of which is the participation and other fees resulting from the Company's sale of customer financing contracts. The Company does not act as an insurance broker or agent nor does it issue insurance policies on behalf of insurers. During 1997, F&I products accounted for approximately 2.3% of revenue. The availability of financing for the Company's boat purchasers and the level of participation and other fees received by the Company in connection with such financing depend on the particular agreement between the Company and the lender. These lenders may impose terms in their boat financing arrangements with the Company that may be unfavorable to the Company or its customers, resulting in reduced demand for its customer financing programs and lower participation and other fees. The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, under optional extended service contracts with customers, the Company may experience significant warranty claims that, in the aggregate, may be material to the Company's business. See "Business -- Products and Services -- F&I Products."

DEPENDENCE ON KEY PERSONNEL

     The Company believes its success depends, in large part, upon the continuing efforts and abilities of its key management personnel, including William H. McGill Jr., Richard R. Bassett, Louis R. DelHomme Jr., Richard C. LaManna Jr., and Paul Graham Stovall, each of whom is a director and officer of the Company and the senior executive of one of the Merged Companies. Although the Company has a five-year employment agreement with each of these members of key management, the Company cannot assure that such individuals will remain with the Company throughout the term of the agreements, or thereafter. As a result of the Company's decentralized operating strategy, the Company also relies on these individuals and their management teams to continue the operations of the Merged Companies. In addition, the Company likely will depend on the senior management of any significant dealers it acquires in the future. The loss of the services of one or more of these key employees before the Company is able to attract and retain qualified replacement personnel could adversely affect the Company's business. The Company maintains a key-man life insurance policy on Mr. McGill in the amount of $6.0 million. See "Management."

PRODUCT AND SERVICE LIABILITY RISKS

     Products sold or serviced by the Company may expose it to potential liability for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected the Company. Manufacturers of the products sold by the Company generally maintain product liability insurance. The Company also maintains third-party product liability insurance that it believes to be adequate. There can be no assurance, however, that the Company will not experience claims that are not covered by or that are in excess of its insurance coverage. The institution of any significant claims against the Company could adversely affect the Company's business, financial condition, and results of operations as well as its business reputation with potential customers. See "Business -- Product Liability."

IMPACT OF ENVIRONMENTAL AND OTHER REGULATORY ISSUES

     The Company's operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While the Company believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state, and local regulations, there can be no assurance that the Company will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on the Company's business. Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration ("OSHA"), the United States Environmental Protection Agency (the "EPA"), and similar federal and local agencies, have jurisdiction over the operation of the Company's dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil.

     The EPA recently promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of the Company's manufacturers to comply with EPA requirements, could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Products and Services -- Marine Engines and Related Marine Equipment."

     Certain of the Company's facilities own and operate underground storage tanks ("USTs") for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from Company-owned or operated USTs migrates onto the property of others, the Company may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, the Company believes that its liabilities associated with UST testing, upgrades and remediation are unlikely to have a material adverse effect on its financial condition or operating results.

     As with boat dealerships generally, and parts and service operations in particular, the Company's business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, the Company is subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. The Company also is subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") imposes joint, strict, and several liability on (i) owners or operators of facilities at, from, or to which a release of hazardous substances has occurred; (ii) parties who generated hazardous substances that were released at such facilities; and (iii) parties who transported or arranged for the transportation of hazardous substances to such facilities. A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If the Company were to be found to be a responsible party under CERCLA or a similar state statute, the Company could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against the Company as a result of alleged exposure to hazardous substances resulting from the Company's operations. In addition, certain of the Company's retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

     The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws, ordinances, and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by the Company. The Company has also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of the Company's properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. The Company is monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the Merged Companies and Property Companies have indemnified the Company for specific environmental issues identified on certain environmental site assessments performed by the Company as part of the Combination Transactions. The Company maintains insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property if the discharge, dispersal, seepage, migration, release or escape of the pollutants is caused by or results from a covered cause of loss. The Company also may have additional storage tank liability insurance and "Superfund" coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional expenditures by the Company, or that such expenditures would not be material.

     One of the properties owned by the Company was historically used as a gasoline service station. Remedial action with respect to prior historical site activities on this property has been completed in accordance with federal and state law. Also, one of the Company's properties is within the boundaries of a Superfund site, although the Company's property has not been and is not expected to be identified as a contributor to the contamination in the area. The Company, however, does not believe that these environmental issues will result in any material liabilities to the Company.

     Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales and adversely affecting the Company's business, financial condition, and results of operations. See
"Business -- Environmental and Other Regulatory Issues."

FUEL PRICES AND SUPPLY

     All of the recreational boats sold by the Company are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale, of such fuel on a regional or national basis could have a material adverse effect on the Company's sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain, and there can be no assurance that the supply of such fuels will not be interrupted, that rationing will not be imposed, or that the price of or tax on such fuels will not significantly increase in the future. See "Business -- U.S. Recreational Boating Industry."

AMORTIZATION OF INTANGIBLE ASSETS

     The Stovall Acquisition resulted in goodwill of approximately $4.9 million, which will be amortized over a period of 40 years. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the net assets acquired and the amount of such purchase price allocated to such net assets for purposes of the Company's pro forma balance sheet. The Company is required to amortize the goodwill from acquisitions accounted for as purchases over a period of time, with the amount amortized in a particular period constituting an expense that reduces the Company's net income for that period. A reduction in net income resulting from the amortization of goodwill may have an adverse impact upon the market price of the Company's Common Stock.

CONFLICTS RELATING TO TRANSACTIONS WITH AFFILIATES

     Certain of the Merged Companies and Property Companies incurred indebtedness (including $10.7 million of long-term indebtedness) prior to the Combination Transactions, substantially all of which was subject to personal guarantees of their stockholders or owners and remained outstanding at the effectiveness of the Combination Transactions. The guarantors (and the amount guaranteed) include William H. McGill Jr., Chairman, President, and a principal stockholder of the Company ($6,248,000); Jerry L. Marshall, a principal stockholder of the Company ($1,071,000); and Richard C. LaManna Jr., a director, officer, and principal stockholder of the Company, Richard C. LaManna III, an executive officer and principal stockholder of the Company, and Darrell C. LaManna, an executive officer and principal stockholder of the Company ($2,138,000). The Company intends to use a portion of the net proceeds from the Offering to repay or refinance a substantial portion of this indebtedness, including the indebtedness guaranteed by its stockholders, directors, and officers. The Company leases two retail locations from an irrevocable trust of which relatives of Louis R. DelHomme Jr., a director, officer, and principal stockholder of the Company, are the beneficiaries; and four retail locations from partnerships in which Paul Graham Stovall, a director, officer, and principal stockholder, is an owner. The foregoing arrangements were not negotiated on an arms'-length basis. While the Company intends to enter into any future related party transactions on terms no less favorable than those the Company could obtain from unrelated third parties, the interests of directors or officers of the Company or holders of more than 5% of its Common Stock, in their individual capacities or capacities with related third-party entities, may conflict with the interests of such persons in their capacities with the Company. The Company's senior executives will be released from personal guarantees under the Company's line of credit upon the completion of the Offering. See "Business -- Operations -- Inventory Financing" and "Certain Transactions."

CONTROL BY OFFICERS, DIRECTORS, AND CERTAIN STOCKHOLDERS

     Upon completion of the Offering, the Company's directors, executive officers, and persons associated with them will own beneficially an aggregate of approximately 52.8% of the issued and outstanding shares of Common Stock (approximately 50.2% if the Underwriters' over-allotment option is exercised in full). As a result of such ownership, such persons will have the power effectively to control the Company, including the election of directors, the determination of matters requiring stockholder approval, and other matters pertaining to corporate governance. This concentration of ownership also may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

     The Company, Brunswick, and the senior executive officers of the Company are parties to a Stockholders' Agreement, and the Company and Brunswick are parties to a Governance Agreement, each dated April 28, 1998. Subject to certain limitations, the Stockholders' Agreement provides various rights of first refusal on the sale of shares of Common Stock by the parties to the agreement, particularly in the event that Brunswick does not own its Targeted Investment Percentage of 19% of the Company's Common Stock at the time of the proposed sale or in the event the proposed sale is to a competitor of Brunswick. The Governance Agreement provides for various terms and conditions concerning Brunswick's participation in the corporate governance of the Company. Among other provisions and subject to certain conditions, the Governance Agreement requires Brunswick and the senior executives to vote their Common Stock for nominees of the Board of Directors in the election of directors and to vote their Common Stock in favor of all proposals and recommendations approved by the Company's Board of Directors and submitted to a vote of the Company's stockholders. As a result, the Stockholders' Agreement and the Governance Agreement will have the effect of increasing the control of the Company's directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Stockholders' and Governance Agreements."

NO PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     There has been no public trading market for the Company's Common Stock prior to the Offering. The initial public offering price of the Common Stock was determined through negotiations between the Company and the Representatives of the Underwriters based on factors described under "Underwriting" and may not be indicative of the price at which the Common Stock will trade after the Offering. The Common Stock has been approved for listing on the New York Stock Exchange. However, there can be no assurance that an active trading market will develop and continue after completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. It is anticipated that there will be limited float in the market as a result of the relatively low number of shares to be offered to the public, and fluctuations in the market price for the Common Stock could be significant. Recent market conditions for newly public companies are likely to result in significant fluctuations in the market price for the Common Stock. In addition, the Company's quarterly operating results in some future quarters could be below the expectations of stock market analysts and investors as a result of variations in operating results due to seasonality and other factors. See "Risk
Factors -- Impact of Seasonality and Weather on Operations." Future announcements concerning the Company, including announcements regarding acquisitions, litigation, and changes in earnings estimates published by analysts, as well as announcements concerning governmental regulations, the recreational boat industry, or the Company's suppliers or competitors may cause the market price of the Common Stock to fluctuate significantly. Moreover, the stock market in the past has experienced significant price and volume fluctuations, which have not necessarily been related to corporate operating performance. The volatility of the market could adversely affect the market price of the Common Stock and the ability of the Company to raise equity in the public markets. These fluctuations, as well as general economic, political, and market conditions, such as recessions, may adversely affect the market price of the Common Stock. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $8.31 per share for Brunswick and $9.18 per share for all other investors. If the Company issues additional Common Stock in the future, including shares which may be issued pursuant to option grants and future acquisitions, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock. The Board of Directors of the Company has the legal power and authority to determine the terms of an offering of shares of the Company's capital stock (or securities convertible into or exchangeable for such shares) to the extent of the Company's shares of authorized and unissued capital stock. See "Dilution" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, there will be 13,200,000 shares of Common Stock outstanding. The 4,780,569 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"); shares held by affiliates of the Company will be subject to the resale limitations of Rule 144 described below. All of the 8,419,431 remaining outstanding shares of Common Stock will be available for resale beginning one year after the respective dates of the Combination Transactions, which occurred on March 1, 1998 and April 30, 1998, and subject to compliance with the provisions of Rule 144 under the Securities Act. See "Shares Eligible for Future Sale." Further, the 1998 Incentive Stock Plan provides for the grant of stock options for up to 1,980,000 shares of Common Stock and the 1998 Employee Stock Purchase Plan provides for the purchase of 500,000 shares of Common Stock by the Company's employees. The Company intends to file registration statements with respect to the shares of Common Stock issuable upon the exercise of all such options granted under the 1998 Incentive Stock Plan or offered under the 1998 Employee Stock Purchase Plan. See "Management -- 1998 Incentive Stock Plan" and "Management -- Employee Stock Purchase Plan."

     In addition, the Company may issue additional shares of Common Stock as part of any acquisition it may complete in the future. In connection with its intention to consummate acquisitions, the Company intends to register 5,000,000 shares of Common Stock under the Securities Act during 1998 for use in connection with future acquisitions. Pursuant to Rule 145 under the Securities Act, these shares generally will be freely tradable after their issuance by persons not affiliated with the Company or the acquired companies; however, sales of these shares during the Lockup Period (as defined below) would require the prior written consent of Smith Barney Inc. See "Business -- Strategy."

     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company, its officers and directors, the holders of substantially all of the Common Stock, and Brunswick have agreed that, until 180 days following the date of this Prospectus (the "Lockup Period"), they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock, except that the Company may grant options under the 1998 Incentive Stock Plan and may issue shares of Common Stock (i) in connection with acquisitions, (ii) pursuant to the 1998 Employee Stock Purchase Plan, and (iii) pursuant to the exercise of options granted under the 1998 Incentive Stock Plan. See "Underwriting."

HOLDING COMPANY STRUCTURE

     The Company is a holding company, the principal assets of which are the shares of the capital stock of its subsidiaries, including the Merged Companies. As a holding company without independent means of generating operating revenue, the Company depends on dividends and other payments from its subsidiaries to fund its obligations and meet its cash needs. Expenses of the Company include salaries of its executive officers, insurance, professional fees, and service of indebtedness that may be outstanding from time to time. Financial covenants under future loan agreements of the Company's subsidiaries may limit such subsidiaries' ability to make sufficient dividend or other payments to permit the Company to fund its obligations or meet its cash needs, in whole or in part.

DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. Moreover, the Company's financing covenants under certain of the Company's loan agreements restrict its ability to pay dividends. See "Dividend Policy."

ANTI-TAKEOVER EFFECT OF CERTIFICATE AND BYLAW PROVISIONS, DELAWARE LAW, AND CONTRACT PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and Delaware law may make a change in the control of the Company more difficult to effect, even if a change in control were in the stockholders' interest or might result in a premium over the market price for the shares held by the stockholders. The Company's Restated Certificate of Incorporation and Bylaws divide the Board of Directors into three classes of directors elected for staggered three-year terms. The Restated Certificate of Incorporation also provides that the Board of Directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by the Company's stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The Restated Certificate of Incorporation also allows the Board of Directors to fix the number of directors in the Bylaws with no minimum or maximum number of directors required and to fill vacancies on the Board of Directors. The Company also is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. The senior executives of the Merged Companies are exempted from the application of Section 203. See "Management" and "Description of Capital Stock -- Delaware General Corporation Law and Certain Charter Provisions." Certain of the Company's dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in the Company. See "Risk Factors -- Boat Manufacturers' Control Over Dealers" and "Business -- Operations -- Suppliers and Inventory Management." In addition, the Stockholders' Agreement and Governance Agreement will have the effect of increasing the control of the Company's directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Stockholders' and Governance Agreements."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit year entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. The Company believes that its management information system complies with the Year 2000 requirements, and the Company currently does not anticipate that it will experience any material disruption to its operations as a result of the failure of its management information system to be Year 2000 compliant. There can be no assurance, however, that computer systems operated by third parties, including customers, vendors, credit card transaction processors, and financial institutions, with which the Company's management information system interface will continue to properly interface with the Company's system and will otherwise be compliant on a timely basis with Year 2000 requirements. The Company currently is developing a plan to evaluate the Year 2000 compliance status of third parties with which its system interfaces. Any failure of the Company's management information system or the systems of third parties to timely achieve Year 2000 compliance could have a material adverse effect on the Company's business, financial condition, and operating results.

                            FORMATION OF THE COMPANY

MARINEMAX

     MarineMax was incorporated in Delaware in January 1998. On March 1, 1998 and April 30, 1998, MarineMax acquired in the Combination Transactions the Merged Companies, each of which operates recreational boat dealerships, and the affiliated Property Companies that own real properties used in the operations of the Merged Companies. See "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements." As a result, the Company became the largest recreational boat dealer in the United States. Upon the consummation of the March 1998 Combination Transactions, the Company commenced the integration of the Merged Companies by centralizing certain administrative functions at the corporate level, such as accounting, finance (including inventory financing), insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. The Company believes that this integration also provides career advancement opportunities to incentivize and retain key employees, mitigates the impact of local or regional economic downturns or poor weather conditions by geographic diversity, creates marketing and sales synergies among its dealerships, enables each dealership to offer its customers enhanced product offerings and financing and insurance products, and improves financial, managerial, and other resources.

THE MERGERS AND PROPERTY ACQUISITIONS

     On March 1, 1998, MarineMax acquired in separate merger transactions all of the issued and outstanding capital stock of five of the Merged Companies in exchange for shares of Common Stock. Simultaneously with the Mergers, MarineMax acquired in separate contribution transactions all of the beneficial interests of each of the Property Companies in exchange for shares of Common Stock. In connection with these Combination Transactions, MarineMax issued an aggregate of 9,191,869 shares of Common Stock to the stockholders of the Merged Companies and the owners of the Property Companies. On April 30, 1998, the Company acquired in a separate merger transaction all of the issued and outstanding stock of Stovall, the sixth Merged Company, for 492,306 shares of the Company's Common Stock, at which time Stovall became a wholly owned subsidiary of the Company, and the Company and affiliates of Stovall entered into leases for the four retail locations of Stovall. Immediately prior to the Mergers, each of the Merged Companies that was an S corporation incurred a distribution payable to its stockholders in an amount anticipated to approximate the related income tax obligations of such stockholders for the period from January 1, 1998 through the date of the Mergers. As a result of the consummation of the Mergers and Property Acquisitions, the aggregate long-term indebtedness of the Company includes $10.7 million of indebtedness of the Merged Companies and Property Companies that was outstanding at the time of the Combination Transactions. Except for the Stovall Acquisition, the Combination Transactions have been accounted for under the "pooling-of-interests" accounting method. The Stovall Acquisition is being accounted for under the "purchase" accounting method.

     The number of shares of Common Stock issued to the stockholders of each Merged Company and Property Company was determined based on negotiations between MarineMax and those companies. No third-party valuation or appraisal was conducted, other than an appraisal of the properties of the Property Companies, regarding the Merged Companies. The factors considered by the parties in determining the number of shares of Common Stock issued in connection with each of the Mergers consisted of historical cash flows and pro forma operating results, and the number of shares issued in connection with each of the Property Acquisitions was based on the appraised values of the respective properties of the Property Companies. With the exception of the number of shares of Common Stock issued in connection with each Combination Transaction, the acquisition of each Merged Company and each Property Company was subject to substantially the same terms and conditions as those to which the acquisition of each other Merged Company and each other Property Company, respectively, was subject. See "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements" for a description of the terms and conditions of the merger agreements between MarineMax and the Merged Companies (the "Merger Agreements") and of the contribution agreements between MarineMax and the Property Companies (the "Contribution Agreements").

     Brunswick's dealer agreement with each Merged Company by its terms required the Merged Company to obtain Brunswick's consent to any change in the ownership of the Merged Company. Brunswick and the

Company disputed the applicability of the change in control provisions to the March 1998 Mergers. In order to avoid a long, costly, and disruptive dispute, the Company and Brunswick entered into a Settlement Agreement on March 12, 1998 under which Brunswick consented to the changes in the ownership of five of the Merged Companies resulting from the Mergers and the Company agreed to pay Brunswick $15.0 million, together with accrued interest, no later than December 31, 1998. On April 28, 1998, Brunswick consented to the acquisition of the sixth Merged Company.

     The following table sets forth information concerning the Common Stock issued in connection with the Combination Transactions and the approximate long-term indebtedness of the Merged Companies and Property Companies outstanding at the time of the Combination Transactions:

                                                              SHARES OF
                                                               COMMON           LONG-TERM
                                                                STOCK        OUTSTANDING DEBT
                                                              ---------   ----------------------
                                                                          (DOLLARS IN THOUSANDS)
MERGED COMPANIES:
Bassett.....................................................  2,686,295          $     0
DelHomme (includes DelHomme Realty, Inc.)...................  1,329,266                0
Gulfwind USA................................................  2,032,913            6,248
Gulfwind South..............................................    808,172              171
Harrison's..................................................    943,197              148
Stovall.....................................................    492,306
                                                              ---------          -------
          Total.............................................  8,292,149          $ 6,567
                                                              ---------          -------
PROPERTY COMPANIES:
Bassett Boat Company........................................     51,921          $     0
Bassett Realty, L.L.C.......................................  1,074,870                0
Gulfwind South Realty, L.L.C................................     19,242            2,100
Harrison's Realty, L.L.C....................................    113,409              900
Harrison's Realty California, L.L.C.........................    132,584            1,090
                                                              ---------          -------
          Total.............................................  1,392,026            4,090
                                                              ---------          -------
Total Consideration in Combination Transactions.............  9,684,176          $10,657
                                                              =========          =======

THE MERGED COMPANIES AND PROPERTY COMPANIES

Bassett Boat Company of Florida, Bassett Realty, L.L.C., and Bassett Boat Company ("Bassett")

     Founded in 1979, Bassett operates recreational boat dealerships at four retail locations in Miami, Palm Beach, Pompano Beach, and Stuart, Florida, and has approximately 95 employees. Bassett offers Sea Ray pleasure boats and Boston Whaler fishing boats. Bassett's revenue for the 12 months ended December 31, 1997 was approximately $60.5 million.

     In connection with the Bassett merger, the Company acquired the five properties used in Bassett's operations by acquiring all of the stock of Bassett Boat Company and all of the beneficial interest in Bassett Realty, L.L.C., affiliates of Bassett that own such properties. See "Business -- Properties" for a description of such properties. Richard R. Bassett, the president and owner of Bassett, also entered into a five-year covenant not to compete and a five-year employment agreement with the Company and became a director and Senior Vice President of the Company. See "Management -- Employment Agreements" and "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements."

11502 Dumas, Inc. d/b/a Louis DelHomme Marine ("DelHomme")

     Founded in 1971, DelHomme operates recreational boat dealerships at seven retail locations in Fort Worth, Lewisville (Dallas), League City, Montgomery, and Houston, Texas, and has approximately 75 employees. DelHomme offers Sea Ray pleasure boats; Baja high-performance boats; Sea Hunt, Sea Pro,

Century, and Challenger fishing boats; and Smokercraft pontoon boats. DelHomme's revenue for the 12 months ended December 31, 1997 was approximately $39.7 million.

     As part of the DelHomme merger, the Company acquired a floating facility used as a retail facility in DelHomme's League City operations. In addition, the Company leases three properties used in DelHomme's Houston operations (including two retail facilities and one warehouse facility) from affiliates of Mr. DelHomme. See "Business -- Properties" for a description of such properties. Louis R. DelHomme Jr., the president and principal owner of DelHomme, also entered into a five-year covenant not to compete and a five-year employment agreement with the Company and became a director and Senior Vice President of the Company. See "Management -- Employment Agreements," "Certain
Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements," and "Certain Transactions -- Leases of Real Properties from Affiliates."

Gulfwind USA, Inc. ("Gulfwind USA")

     Founded in 1973, Gulfwind USA operates recreational boat dealerships at three retail locations in Tampa and Clearwater, Florida, and has approximately 82 employees. Gulfwind USA offers Sea Ray pleasure boats and Boston Whaler fishing boats. Gulfwind USA's revenue for the 12 months ended December 31, 1997 was approximately $45.2 million.

     As part of the Gulfwind USA merger, the Company acquired two of the properties used in Gulfwind USA's operations that were owned by Gulfwind USA prior to the Merger. See "Business -- Properties" for a description of such properties. William H. McGill Jr., the president and principal owner of Gulfwind USA and President and Chief Executive Officer of the Company, also entered into a five-year covenant not to compete and a five-year employment agreement with the Company and became Chairman of the Board of Directors of the Company. See "Management -- Employment Agreements" and "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements."

Gulfwind South, Inc. and Gulfwind South Realty, L.L.C. ("Gulfwind South")

     Founded in 1983, Gulfwind South operates recreational boat dealerships at two locations in Fort Myers and Naples, Florida and has approximately 43 employees. Gulfwind South offers Sea Ray pleasure boats. Gulfwind South's revenue for the 12 months ended December 31, 1997 was approximately $28.5 million.

     In connection with the Gulfwind South merger, the Company acquired one of the properties used in Gulfwind South's operations by acquiring all of the beneficial interest in Gulfwind South Realty, L.L.C., an affiliate of Gulfwind South that owns such property. See "Business -- Properties" for a description of such property. See "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements."

Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc. ("Harrison's") and Harrison's Realty, L.L.C. and Harrison's Realty California, L.L.C.

     Founded in 1978, Harrison's operates recreational boat dealerships at eight retail locations in Oakland, Oakley, Redding, Santa Rosa, and Sacramento, California, and Tempe, Arizona, and has approximately 158 employees. Harrison's offers Sea Ray pleasure boats, Malibu ski boats, Starcraft and Boston Whaler fishing boats, Starcraft pontoon boats, Baja high-performance boats, Bombardier Sea Doo and Yamaha personal watercraft, and Gregor and Generation 3 aluminum boats. Harrison's revenue for the 12 months ended December 31, 1997 was approximately $46.2 million.

     In connection with the Harrison's merger, the Company acquired three of the properties used in Harrison's operations by acquiring all of the beneficial interest in Harrison's Realty L.L.C. and Harrison's Realty California, L.L.C., affiliates of Harrison's that own such properties. See "Business -- Properties" for a description of such properties. Richard C. LaManna Jr., the president and principal owner of Harrison's, also entered into a five-year covenant not to compete and a five-year employment agreement with the Company and became a director and Senior Vice President of the Company. Each of the two other stockholders of Harrison's, Richard C. LaManna III, the secretary and treasurer of Harrison's, and Darrell C. LaManna, the vice president of Harrison's, entered into a five-year covenant not to compete and a five-year employment agreement with the Company. In addition, each of Richard C. LaManna III and Darrell C. LaManna became Vice President of the Company. See "Management -- Employment Agreements" and "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements."

Stovall Marine, Inc.

     Founded in 1946, Stovall operates recreational boat dealerships at four retail locations in Kennesaw (Atlanta), Augusta, Forest Park (Atlanta), and Lake Lanier, Georgia, and has approximately 64 employees. Stovall offers Sea Ray pleasure boats, Boston Whaler and SeaPro fishing boats, and Challenger bass boats. Stovall's revenue for the 12 months ended December 31, 1997 was approximately $19.7 million. See the Pro Forma Consolidated Financial Statements and the notes thereto.

     In connection with the Stovall Acquisition, Paul Graham Stovall, president of Stovall, entered into a five-year covenant not to compete and a five-year employment agreement with the Company. Upon consummation of the Stovall Acquisition, the Company entered into leases for the four properties used in Stovall's operations from affiliates of Stovall, at fair market rental values. See "Business -- Properties" for a description of such properties and "Certain Transactions -- Leases of Real Properties From Affiliates."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,515,824 shares of Common Stock offered by the Company hereby, after deducting estimated underwriting discounts and expenses, are estimated to be approximately $38.4 million, at the initial public offering price of $12.50 per share. The Company expects to use $19.2 million to repay term indebtedness and amounts owed to related parties of the Merged Companies and Property Companies existing at the effectiveness of the Mergers and Property Acquisitions, $1.5 million to enhance its management information system, and the remainder for working capital and general corporate purposes, including acquisitions and opening new retail facilities. See "Formation of the Company -- The Mergers and Property Acquisitions," "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements," "Underwriting," and "Sale of Shares to Brunswick."

     The Company believes that undertaking the Offering at this time will facilitate the Company's ability to grow through the acquisition of additional recreational boat dealers and the opening of new retail facilities and, as stated above, plans to use a significant portion of the net proceeds of the Offering, as well as its Common Stock, for these purposes. As of the date of this Prospectus, however, the Company has no current or pending agreements to effect any acquisitions or open any new facilities. Accordingly, management will have substantial discretion in the use of a large portion of the net proceeds of the Offering to be received by the Company. The acquisitions of dealers and the opening of new retail facilities also generally require the consent of applicable manufacturers. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion." As a result of these and other factors, there can be no assurance that any dealer acquisitions or facility openings will be completed or, if completed, will be completed on terms favorable to the Company. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment grade securities. See "Business -- Strategy."

     The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company currently intends to retain its earnings to support the growth and development of its business and has no present intention of paying any dividends on its Common Stock in the foreseeable future. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company and will depend on the Company's financial condition, operating results, capital requirements, contractual restrictions with respect to the payment of dividends, and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization at March 31, 1998 (i) on an historical basis; (ii) on a pro forma basis giving effect to the Stovall Acquisition; and (iii) as adjusted to reflect the sale of the shares of Common Stock offered by the Company hereby at the initial offering price of $12.50 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                      MARCH 31, 1998
                                                         -----------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL     PRO FORMA(1)    AS ADJUSTED(2)
                                                         -------    ------------    --------------
Short-term debt (including current portion of long-term
  debt)................................................  $19,418      $19,418          $15,048
Long-term debt, excluding current portion..............   10,440       10,440            1,851
                                                         -------      -------          -------
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
     authorized; none outstanding......................       --           --               --
  Common Stock, $.001 par value, 40,000,000 shares
     authorized; 9,191,870 shares issued and
     outstanding before the Offering; 9,684,176 shares
     issued and outstanding pro forma; 13,200,000
     shares issued and outstanding pro forma as
     adjusted(3).......................................        9           10               13
  Additional paid-in capital...........................    7,117       12,654           51,023
  Retained earnings....................................   (2,263)      (2,263)          (2,263)
                                                         -------      -------          -------
  Total stockholders' equity...........................    4,863       10,401           48,773
                                                         -------      -------          -------
Total capitalization...................................  $34,721      $40,259          $65,672
                                                         =======      =======          =======

---------------
(1) Reflects pro forma adjustments giving effect to the Stovall Acquisition and certain other pro forma entries as described in the Pro Forma Consolidated Financial Statements and the notes thereto.

(2) Reflects pro forma adjustments giving effect to the Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." Short-term debt includes the Brunswick settlement obligation until its maturity on December 31, 1998.

(3) Does not include (a) 1,980,000 shares of Common Stock reserved for issuance under the Company's 1998 Incentive Stock Plan, or (b) 500,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management -- 1998 Incentive Stock Plan" and "Management -- Employee Stock Purchase Plan."

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1998 was $5.5 million, or $.57 per share of Common Stock. "Pro forma net tangible book value per share" is the pro forma tangible net worth (total tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding without giving effect to the sale of shares of Common Stock sold in connection with the Offering. After giving effect to the sale of the shares of Common Stock offered by the Company in the Offering at the initial public offering price of (a) $11.625 per share to Brunswick (rounded to $11.63 for presentation purposes; see "Sale of Shares to Brunswick"), and (b) $12.50 per share (before deducting underwriting discounts) to all other new investors (the "Other Investors") and the application of the net proceeds therefrom (after deducting underwriting discounts and estimated offering expenses) as described under "Use of Proceeds," the combined net tangible book value of the Company at March 31, 1998 would have been $43.9 million or $3.32 per share, representing an immediate increase in net tangible book value of $2.75 per share to existing stockholders and an immediate dilution of $8.31 and $9.18 per share to Brunswick and the Other Investors, respectively. The following table illustrates this dilution on a per share basis:

                                                                             OTHER
                                                              BRUNSWICK    INVESTORS
                                                              ---------    ---------
Initial public offering price per share.....................   $11.63       $12.50
  Pro forma net tangible book value per share as of March
     31, 1998...............................................      .57          .57
  Increase in pro forma net tangible book value per share
     attributable to shares sold in the Offering............     2.75         2.75
                                                               ------       ------
Pro forma as adjusted net tangible book value per share
  after the Offering........................................     3.32         3.32
                                                               ------       ------
Pro forma as adjusted dilution in net tangible book value
  per share.................................................   $ 8.31       $ 9.18
                                                               ======       ======

     The following table sets forth at March 31, 1998, after giving effect to the sale of the Common Stock offered hereby, (i) the number of shares of Common Stock purchased by existing stockholders from the Company and the total consideration (including the fair value of the shares of Common Stock issued to the owners of the Merged Companies and Property Companies) and the average price per share paid to the Company for such shares; (ii) the number of shares of Common Stock purchased from the Company by Brunswick and the Other Investors in the Offering and the total consideration and the price per share paid by them for shares purchased from the Company; and (iii) the percentage of shares purchased from the Company by existing stockholders, Brunswick, and the Other Investors and the percentages of consideration paid to the Company for such shares by existing stockholders, Brunswick, and the Other Investors (dollars in thousands, except per share amounts).

                                                                     TOTAL CONSIDERATION     AVERAGE
                                              SHARES PURCHASED            TO COMPANY          PRICE
                                            ---------------------    --------------------      PER
                                              NUMBER      PERCENT     AMOUNT     PERCENT      SHARE
                                            ----------    -------    --------    --------    -------
Existing stockholders(1)(2)(3)............   9,684,176     73.4%     $19,068       27.3%     $ 1.97
Brunswick(3)..............................   1,861,200     14.1       21,636       37.2       11.63
Other Investors(3)........................   1,654,624     12.5       20,683       35.5       12.50
                                            ----------     ----      -------       ----
          Total...........................  13,200,000      100%     $61,387        100%
                                            ==========     ====      =======       ====

---------------
(1) See "Certain Transactions -- The Mergers and Property Acquisitions -- Terms of the Agreements." Does not include (a) 1,980,000 shares of Common Stock reserved for issuance under the Company's 1998 Incentive Stock Plan, or (b) 500,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management -- 1998 Incentive Stock Plan" and "Management -- Employee Stock Purchase Plan."

(2) Includes shares of Common Stock issued and the total consideration received by the Company in connection with the Stovall Acquisition.

(3) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 8,419,431 shares or 63.8% (7,981,526 shares or 60.5% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering and will increase the number of shares to be purchased by the Other Investors to 4,780,569 or 36.2% (5,218,474 or 39.5% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

                     (In thousands, except per share data)

     The following table contains certain financial and operating data and is qualified by the more detailed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The Balance Sheet Data as of December 31, 1995 and 1996 and September 30, 1997 and the Statements of Operations Data for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 were derived from the Consolidated Financial Statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The Balance Sheet Data as of December 31, 1993 and 1994 and the Statements of Operations Data for the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1996 and the six-month period ended March 31, 1997 and 1998 have been derived from the unaudited financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the selected financial data shown. The financial data shown for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year ending September 30, 1998. The financial data shown below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                 -----------------------------------
                                              YEAR ENDED DECEMBER 31,                                     PRO FORMA
                                     -----------------------------------------                           AS ADJUSTED
                                       1993       1994       1995       1996       1996        1997        1997(1)
                                     --------   --------   --------   --------   --------   ----------   -----------
STATEMENT OF OPERATIONS DATA:

Revenue............................  $111,543   $127,729   $152,889   $175,060   $136,325   $  169,675   $  188,419
Cost of sales......................    86,799     98,295    116,896    132,641    101,993      127,418      141,287
                                     --------   --------   --------   --------   --------   ----------   ----------
Gross profit.......................    24,745     29,434     35,992     42,419     34,332       42,257       47,131
Selling, general, and
 administrative expenses...........    19,637     22,925     28,374     34,449     22,035       25,723       25,021
Settlement obligation(3)...........        --         --         --         --         --           --           --
                                     --------   --------   --------   --------   --------   ----------   ----------
Income (loss) from operations......     5,108      6,510      7,619      7,970     12,297       16,535       22,110
Interest expense, net..............     1,140        392        949      1,268      1,006        1,381          559
                                     --------   --------   --------   --------   --------   ----------   ----------
Income (loss) before tax
 provision.........................     3,968      6,118      6,670      6,702     11,290       15,154       21,551
Income tax provision (benefit).....         1          1        (49)        21        527          411        8,299
                                     --------   --------   --------   --------   --------   ----------   ----------
Net income.........................  $  3,967   $  6,117   $  6,719   $  6,681   $ 10,763   $   14,743   $   13,251
                                     ========   ========   ========   ========   ========   ==========   ==========
Net income (loss) per common share: Basic................................................   $     1.89   $     1.00
                                                                                                  ====        =====
Weighted average number of shares: Basic.................................................    7,799,844   13,200,000
                                                                                               =======    =========

OTHER DATA:
Number of stores(4)................        15         17         20         19         19           20
Sales per store(5).................  $  8,004   $  8,353   $  8,706   $  9,438   $  7,113   $    8,952
Same-store sales growth(6).........        12%        12%        15%        16%         8%          22%

                                              SIX MONTHS ENDED
                                                 MARCH 31,
                                     ----------------------------------
                                                             PRO FORMA
                                                            AS ADJUSTED
                                      1997        1998        1998(2)
                                     -------   ----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue............................  $87,779   $  103,510   $   111,154
Cost of sales......................   68,531       80,438        86,662
                                     -------   ----------   -----------
Gross profit.......................   19,247       23,072        24,493
Selling, general, and
 administrative expenses...........   20,075       24,032        20,788
Settlement obligation(3)...........       --       15,000        15,000
                                     -------   ----------   -----------
Income (loss) from operations......     (828)     (15,960)      (11,295)
Interest expense, net..............      525        1,000           306
                                     -------   ----------   -----------
Income (loss) before tax
 provision.........................   (1,353)     (16,961)      (11,602)
Income tax provision (benefit).....     (485)      (4,581)       (4,562)
                                     -------   ----------   -----------
Net income.........................  $  (868)  $  (12,380)  $    (7,039)
                                     =======   ==========   ===========
Net income (loss) per common share:            $    (1.54)  $     (0.53)
                                                     ====         =====
Weighted average number of shares:              8,036,947    13,200,000
                                                  =======      ========
OTHER DATA:
Number of stores(4)................       21           24
Sales per store(5).................  $ 4,592   $    5,149
Same-store sales growth(6).........       24%          19%

                                                                                                        MARCH 31, 1998
                                                 DECEMBER 31,                SEPTEMBER 30,   ------------------------------------
                                     -------------------------------------   -------------                PRO        PRO FORMA
                                      1993      1994      1995      1996         1997         ACTUAL    FORMA(7)   AS ADJUSTED(8)
                                     -------   -------   -------   -------   -------------   --------   --------   --------------
BALANCE SHEET DATA:

Working capital....................  $10,121   $ 7,349   $ 7,381   $ 8,222      $20,779      $  1,191   $ 1,215       $ 30,997
Total assets.......................   37,200    43,151    51,776    67,856       75,373       108,275   123,506        123,506
Long-term debt (including current
 portion)..........................    1,624     1,162     1,076     1,095        6,955        10,657    10,657          1,899
Total stockholders' equity.........   11,890    10,263    11,125    12,317       20,328         4,863    10,401         48,773

---------------
(1) Pro forma as adjusted 1997 gives effect to (a) the Stovall Acquisition, (b) certain pro forma adjustments to the historical financial statements, and
    (c) the consummation of the Offering. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.
(2) Pro forma as adjusted 1998 gives effect to (a) the Stovall Acquisition, (b) certain pro forma adjustments to the historical financial statements, and
    (c) the consummation of the Offering. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.
(3) Consists of Brunswick settlement obligation. See "Risk Factors -- Necessity for Manufacturers' Consent to Dealer Acquisitions and Market Expansion."
(4) Includes only those stores open at period end.
(5) Includes only those stores open for the entire preceding 12-month period.
(6) New stores are included in the comparable base at the beginning of the store's thirteenth month of operations.
(7) The pro forma balance sheet has been adjusted to give effect to (a) the Stovall Acquisition, and (b) certain pro forma adjustments to the historical financial statements. See the Pro Forma Consolidated Financial Statements and notes thereto for a description of the pro forma adjustments.
(8) Adjusted to reflect the consummation of the Offering and the application of the estimated net proceeds to the Company therefrom. See "Use of Proceeds" and the Pro Forma Consolidated Financial Statements and notes thereto for a further description of the application of the net proceeds.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is the largest recreational boat dealer in the United States in terms of revenue. Through 28 retail locations in five states, the Company sells new and used recreational boats and related marine products, including engines, boats, trailers, parts, and accessories. The Company also arranges related boat financing, insurance and extended warranty contracts, provides boat repair and maintenance services, and offers boat brokerage services.

     The Company was formed in January 1998 and merged with five recreational boat dealers on March 1, 1998 and an additional recreational boat dealer on April 30, 1998 (the "Merged Companies"). The Merged Companies had an average operating history of 21 years under the ownership existing at the time of the Mergers. The discussion below does not include the sixth Merged Company as a result of its acquisition date. Each of the Merged Companies historically operated with a calendar year end, but adopted the September 30 year end of MarineMax upon completion of the Mergers. The September 30 year end more closely conforms to the natural business cycle of the Company. The following discussion compares the six months ended March 31, 1998 to the six months ended March 31, 1997, the nine months ended September 30, 1997 to the nine months ended September 30, 1996, and calendar 1996 to calendar 1995, and should be read in conjunction with the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

     The Company derives its revenue from (i) selling new and used recreational boats and related marine products; (ii) arranging financing, insurance, and extended warranty products; (iii) providing boat repair and maintenance services; and (iv) offering boat brokerage services. Revenue from boat or related marine product sales, boat repair and maintenance services, and boat brokerage services is recognized at the time the product is delivered to the customer or the service is completed. Revenue earned by the Company for arranging financing, insurance, and extended warranty products is recognized when the related boat sale is recognized.

     Cost of sales generally includes the cost of the recreational boat or other marine product, plus any additional parts or consumables used in providing maintenance, repair, and rigging services.

     The Merged Companies operated historically as independent, privately owned entities, and their results of operations reflect varying tax structures, including both S and C corporations, which have influenced the historical level of employee-stockholder compensation. The selling, general, and administrative expenses of the Merged Companies include compensation to employee-stockholders totaling $5.4 million and $5.9 million for the six months ended March 31, 1998 and 1997, respectively, $4.1 million and $3.8 million for the nine months ended September 30, 1997 and 1996, respectively, and $9.2 million and $6.9 million for the years ended December 31, 1996 and 1995, respectively. As a result of the varying practices regarding compensation to employee-stockholders among the Merged Companies, the comparison of operating margins from period to period is not meaningful. Certain employee-stockholders have entered into employment agreements with the Company, reflecting reduced compensation when compared to historical levels. See "Management -- Employment Agreements." This compensation differential has been reflected in the Pro Forma Consolidated Statement of Operations.

RESULTS OF OPERATIONS

     The following table sets forth certain selected financial data as a percentage of revenue for the periods indicated:

                                  TWELVE MONTHS ENDED                    NINE MONTHS ENDED
                                     DECEMBER 31,                          SEPTEMBER 30,
                          -----------------------------------   -----------------------------------
                                1995               1996               1996               1997
                          ----------------   ----------------   ----------------   ----------------
Revenue.................  $152,889   100.0%  $175,060   100.0%  $136,325   100.0%  $169,675   100.0%
Cost of sales...........   116,896    76.5%   132,641    75.8%   101,993    74.8%   127,418    75.1%
                          --------           --------           --------           --------
Gross profit............    35,992    23.5%    42,419    24.2%    34,332    25.2%    42,257    24.9%
Selling, general, and
  administrative
  expenses..............    28,374    18.6%    34,449    19.7%    22,035    16.2%    25,723    15.2%
Settlement obligation...        --     0.0%        --     0.0%        --     0.0%        --     0.0%
                          --------           --------           --------           --------
Income (loss) from
  operations............     7,619     5.0%     7,970     4.6%    12,297     9.0%    16,535     9.7%
Interest expense, net...       949     0.6%     1,268     0.7%     1,006     0.7%     1,381     0.8%
                          --------           --------           --------           --------
Income (loss) before tax
  provision.............  $  6,670     4.4%  $  6,702     3.8%  $ 11,290     8.3%  $ 15,154     8.9%


                              SIX MONTHS ENDED MARCH 31,
                          ----------------------------------
                               1997               1998
                          ---------------   ----------------
Revenue.................  $87,779   100.0%  $103,510   100.0%
Cost of sales...........   68,531    78.1%    80,438    77.7%
                          -------           --------
Gross profit............   19,247    21.9%    23,072    22.3%
Selling, general, and
  administrative
  expenses..............   20,075    22.9%    24,032    23.2%
Settlement obligation...       --     0.0%    15,000    14.5%
                          -------           --------
Income (loss) from
  operations............     (828)   (0.9%)  (15,960)  (15.4%)
Interest expense, net...      525     0.6%     1,000     1.0%
                          -------           --------
Income (loss) before tax
  provision.............  $(1,353)   (1.5%) $(16,961)  (16.4%)

Six Months Ended March 31, 1998 Compared to Six Months Ended March 31, 1997

     Revenue. Revenue increased $15.7 million, or 17.9%, to $103.5 million for the six-month period ended March 31, 1998 from $87.8 million for the six-month period ended March 31, 1997. Of this increase, $16.3 million was attributable to 19.2% growth in comparable stores sales in 1998. The offsetting difference primarily related to a store that was relocated during the comparable period. The increase in comparable store sales for the six-month period ended March 31, 1998 resulted primarily from implementation of the MarineMax Value-Price sales approach which management believes has resulted in an increased closing rate on sales, increased access to all MarineMax store inventory since the Mergers, which assists the Company's retail locations in offering the products customers desire, and including the recognition that the Company carries lines such as Boston Whaler.

     Gross Profit. Gross profit increased $3.9 million, or 19.9%, to $23.1 million for the six-month period ended March 31, 1998 from $19.2 million for the six-month period ended March 31, 1997. Gross profit as a percentage of revenue increased to 22.3% in 1998 from 21.9% in 1997. The increase in gross profit margin was attributable to sales of products or services that historically result in higher gross profits, such as finance and insurance contracts, parts and repair services as well as the implementation of the MarineMax Value-Price, which generally results in improved overall gross profit margins.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by approximately $4.0 million, or 19.7%, to $24.0 million for the six-month period ended March 31, 1998 from $20.1 million for the six-month period ended March 31, 1997. Selling, general, and administrative expenses as a percentage of revenue increased to 23.2% in 1998 from 22.9% in 1997. Substantially all of the increase was attributable to additional advertising and promotional costs associated with the opening of three new stores.

     Settlement Obligation. Settlement obligation for the six-month period ended March 31, 1998 was attributable to the $15.0 million obligation under the Settlement Agreement the Company entered into with Brunswick.

     Interest Expense, Net. Interest expense, net increased approximately $475,000, or 90.5%, to $1.0 million in 1998 from approximately $525,000 in 1997.
Interest expense, net as a percentage of revenue increased to 1.0% in 1998 from 0.6% in 1997. This increase resulted primarily from increased debt associated with the redemption of common stock and higher levels of outstanding borrowings related to the increased level of inventories required to support the increased level of revenue.

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

     Revenue. Revenue increased $33.4 million, or 24.5%, to $169.7 million for the nine-month period ended September 30, 1997 from $136.3 million for the nine-month period ended September 30, 1996. Of this increase, $31.0 million was attributable to 22.1% growth in comparable stores sales in 1997 and $2.4 million was attributable to stores not eligible for inclusion in the comparable store base. The increase in comparable store sales in 1997 resulted primarily from more effective utilization of the prospective customer tracking feature of the integrated computer system, a greater emphasis on used boat sales, the addition of the Boston Whaler product line at 12 locations, the introduction of the Value-Price sales approach at seven retail locations, which management believes has resulted in increased closing rate on sales, and participation in additional boat shows.

     Gross Profit. Gross profit increased $8.0 million, or 23.1%, to $42.3 million for the nine-month period ended September 30, 1997 from $34.3 million for the nine-month period ended September 30, 1996. Gross profit margin as a percentage of revenue decreased to 24.9% in 1997 from 25.2% in 1996. The Company experienced a decrease in gross profits recognized on boat sales primarily due to management's decision to decrease prices in an effort to gain market share in certain of the Company's regions.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $3.7 million, or 16.7%, to $25.7 million for the nine-month period ended September 30, 1997 from $22.0 million for the nine-month period ended September 30, 1996. Selling, general, and administrative expenses as a percentage of revenue decreased to 15.2% in 1997 from 16.2% in 1996. Compensation to stockholder-employees increased by approximately $300,000, which was approximately $700,000 less than the proportional increase in revenue.

     Interest Expense, Net. Interest expense, net increased approximately $375,000, or 37.2%, to $1.4 million in 1997 from $1.0 million in 1996. Interest expense, net as a percentage of revenue increased to 0.8% in 1997 from 0.7% in 1996. This increase resulted primarily from increased debt associated with the redemption of common stock and higher levels of outstanding borrowings related to the increased level of inventories required to support the increase in revenue.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenue. Revenue increased $22.2 million, or 14.5%, to $175.1 million in 1996 from $152.9 million in 1995. Of this increase, $23.7 million was attributable to 16.2% growth in comparable stores sales. This increase was partially offset by a decrease of $1.5 million as the result of one store closing in 1996. The increase in comparable store sales in 1996 was due primarily to increased use of the prospective customer tracking feature of the integrated computer system, a stronger emphasis on used boat sales and parts and service sales, the addition of product lines in selected locations (such as Baja, Challenger Bass Boats, Sea Hunt, and Sea Pro), and participation in additional boat shows.

     Gross Profit. Gross profit increased $6.4 million, or 17.9%, to $42.4 million in 1996 from $36.0 million in 1995. Gross profit as a percentage of revenue increased to 24.2% in 1996 from 23.5% in 1995. The gross profit margin increase was primarily due to more effective utilization of the integrated computer system, which allowed for more timely monitoring and emphasis on daily and monthly gross profit margins, and increased sales of products that historically result in higher gross profits such as finance and insurance contracts.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $6.1 million, or 21.4%, to $34.4 million in 1996 from $28.4 million in 1995. Selling, general, and administrative expenses as a percentage of revenue increased to 19.7% in 1996 from 18.6% in 1995. The increase in selling, general, and administrative expenses as a percentage of revenue was primarily due to an additional $1.3 million of stockholder-employee compensation and $800,000 in additional advertising expense in excess of their proportion to the increase in revenue. The increase in advertising expense was primarily associated with the addition of new product lines as noted above.

     Interest Expense, Net. Interest expense, net increased approximately $319,000, or 33.6%, to $1.3 million in 1996 from $949,000 in 1995. Interest expense, net as a percentage of revenue increased to 0.7% in 1996 from 0.6% in 1995. This increase was primarily the result of increased borrowings related to the higher level of inventories required to support the growth in revenue.

QUARTERLY DATA AND SEASONALITY

     The following table sets forth certain unaudited quarterly financial data for each of the Company's last nine quarters. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such quarterly financial information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                              QUARTER ENDED
                        ------------------------------------------------------------------------------------------
                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                          1996        1996         1996            1996         1997        1997         1997
                        ---------   --------   -------------   ------------   ---------   --------   -------------
                                                              (IN THOUSANDS)
Revenue...............   $40,353    $58,710       $37,262        $38,735       $49,043    $62,083       $58,549
Cost of sales.........    30,712     44,611        26,670         30,648        37,883     46,402        43,133
                         -------    -------       -------        -------       -------    -------       -------
Gross profit..........   $ 9,641    $14,099       $10,592        $ 8,087       $11,160    $15,681       $15,416
                         =======    =======       =======        =======       =======    =======       =======

                             QUARTER ENDED
                        ------------------------
                        DECEMBER 31,   MARCH 31,
                            1997         1998
                        ------------   ---------
                             (IN THOUSANDS)
Revenue...............    $44,341       $59,169
Cost of sales.........     34,689        45,749
                          -------       -------
Gross profit..........    $ 9,652       $13,420
                          =======       =======

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through new store openings. These cash needs have historically been financed with cash from operations and borrowings under credit facilities. Historically, the Merged Companies utilized a combination of floor plan financing, working capital lines of credit, and loans from stockholders to finance inventory levels. These historic facilities had varying interest rates, terms, and payment requirements. The Company depends upon dividends and other payments from its operating subsidiaries to fund its obligations and meet its cash needs. No agreements exist that restrict this flow of funds.

     For the six-month period ended March 31, 1997, cash flows used by operating activities approximated $1.1 million. For the six-month period ended March 31, 1998, cash flows generated by operating activities approximated $2.5 million. For the nine-month periods ended September 30, 1996 and 1997 and the calendar years ended December 31, 1995 and 1996, the Company generated cash flows from operating activities of approximately $4.0 million, $8.0 million, $5.8 million, and $6.6 million, respectively. In addition to net income, cash provided by operating activities was due primarily to inventory management, including floor plan management. Stockholder-employee compensation significantly impacts net income and therefore cash flows from operations, which causes variations in operating cash flows.

     For the six-month periods ended March 31, 1997 and 1998, cash flows used by investing activities approximated $941,000 and $831,000, respectively. For the nine-month periods ended September 30, 1996 and 1997, the cash flows used by investing activities approximated $1.0 million and $1.0 million, respectively. For the calendar years ended December 31, 1995 and 1996, cash flows used by investing activities were $1.1 million and $1.3 million, respectively. Cash used in investing activities was primarily attributable to purchases of property and equipment associated with opening new or improving existing stores.

     For the six-month period ended March 31, 1997, cash flows provided by financing activities approximated $882,000. For the six-month period ended March 31, 1998, cash flows used by financing activities approximated $7.4 million. For the nine-month periods ended September 30, 1996 and 1997, cash flows provided by financing activities approximated $1.0 million and $1.4 million, respectively. For the calendar years ended December 31, 1995 and 1996, cash flows used by financing activities were $4.1 million and $5.0 million, respectively. Cash flows used by financing activities during the calendar years and six-month periods ended March 31 reflect distributions made to stockholder-employees for tax and other purposes, which have historically been made in the quarter ended December 31.

     At March 31, 1998, the Company's long-term indebtedness totaled approximately $10.7 million, of which approximately $5.5 million is due to a former stockholder of one of the Merged Companies relating to the reacquisition of that stockholder's interest, while the remaining long-term indebtedness is primarily associated with the Company's real estate holdings. Upon completion of the Offering, the Company intends to repay approximately $8.8 million of long-term indebtedness.

     At March 31, 1998, the Company had approximately $44.0 million of floor plan financing outstanding under its existing agreements with lenders. The Company replaced the floor plan lines of credit of the Merged Companies with a Loan and Security Agreement, dated April 7, 1998, with Nations Credit Distribution Finance, Inc. ("NDF"), providing for a revolving line of credit loan to the Company in the maximum amount of $105 million (the "Loan"). Advances accrue interest at the 90-day London Interbank Offered Rate plus 125 basis points. The Loan terminates on April 1, 2001. The availability of loan advances from time to time will be based upon the value of new and used inventory, parts and accounts receivable of the Company and each of its direct and indirect subsidiaries. Advances may be used for inventory, working capital, and other purposes satisfactory to NDF. No more than $10 million in advances may be outstanding for working capital purposes, unless the Company and its subsidiaries pledge their real property assets. The Loan is guaranteed by each of the Company's direct and indirect subsidiaries. The Loan and the guaranties of the subsidiaries are secured by all of the accounts, inventory, other goods, equipment, fixtures and furniture of the Company and all of the subsidiaries. The Loan is also individually guaranteed by Richard R. Bassett, Louis R. DelHomme Jr., William H. McGill Jr., Jerry L. Marshall, and Richard C. LaManna Jr., and, since the consummation of the Stovall Acquisition, by Paul Graham Stovall, Robert S. Stovall, and Jon M. Stovall. NDF will release these individual guaranties upon the consummation of the Offering.

     The Company opened two stores since the March 1, 1998 Mergers. The stores are located in Palm Beach, Florida, and Sacramento, California. The Palm Beach store was opened in a facility already owned by the Company and the Sacramento store is leased from a third party. The costs to open these stores and the related lease commitment are not material.

     Except as specified in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company has no material commitments for capital for the next 12 months. The Company believes that its existing capital resources, including the net proceeds from the Offering, will be sufficient to finance the Company's operations, including the Brunswick settlement obligation, for at least the next 12 months. Additionally, it is the intention of the Company to register 5,000,000 shares of Common Stock for use in connection with potential future acquisitions. See "Risk Factors -- Shares Eligible for Future Sale."

                                    BUSINESS

GENERAL

     The Company is the largest recreational boat dealer in the United States in terms of revenue. Through 28 retail locations in Florida, Texas, California, Georgia, and Arizona, the Company sells new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), fishing boats, bass boats, pontoon boats, and high-performance boats, with a focus on the premium brands in each segment. The Company also sells related marine products, including engines, trailers, parts, and accessories. In addition, the Company arranges related boat financing, insurance, and extended service contracts, provides repair and maintenance services, and offers boat brokerage services. The Company is the nation's largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick, which is the world's largest manufacturer of recreational boats. Sales of new Brunswick boats accounted for 84% of the Company's new boat sales in 1997, which the Company believes represented approximately 20% of all new Sea Ray boat sales and approximately 5% of all Brunswick marine product sales during that period. For the 12 months ended December 31, 1997, the Company had pro forma revenue of $233,779,000, pro forma operating income of $22,367,000, and pro forma net income of $13,288,000 (assuming the adjustments described herein had occurred as of January 1, 1997). The Company's same-store sales increased by approximately 19% in calendar 1997, following 16% and 15% increases in calendar 1996 and 1995, respectively.

     The combination of the Merged Companies permits the Company to capitalize on the experience and success of each of the Merged Companies in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. The Merged Companies were organized between 1946 and 1983, and each is the exclusive dealer of Sea Ray boats in its geographic market and ranks in the top 25 Sea Ray dealers in the United States. While the Company believes the average new boat retailer generates less than $3 million in annual sales, the Merged Companies' retail locations averaged $10 million in annual sales in 1997. Given the Company's emphasis on premium brand boats, the Company's average selling price for a new boat in 1997 was approximately $39,000 compared to the Company's estimated industry average selling price in 1997 of approximately $14,000. The senior executives of the Merged Companies have an average of more than 21 years of experience in the recreational boat industry and have maintained long-term business and personal relationships with each other. The Company is adopting the best practices of the Merged Companies as appropriate to enhance its ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution. The Company believes that its prime retail locations, extensive facilities, full range of services, MarineMax Value-Price sales approach, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages and enable it to be more responsive to the needs of existing and prospective customers.

     The Company plans to expand its operations through internal growth and acquisitions. See "Risk Factors -- Risks Associated With Acquisition Strategy" and "Business -- Strategy." Brunswick has agreed to cooperate in good faith with the Company and not to unreasonably withhold its consent to the acquisition by the Company each year of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of the Company's revenue in its prior fiscal year. Brunswick consented to the Stovall Acquisition in April 1998 and agreed that the Stovall Acquisition would not count against the 20% benchmark.

U.S. RECREATIONAL BOATING INDUSTRY

     The Company believes that total U.S. recreational boating sales generated $19.3 billion in revenue in 1997, including retail sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. The Company believes that retail sales of new boats, engines, trailers, and accessories accounted for approximately $10.0 billion of such sales in 1997. Retail recreational boating sales were $17.9 billion in the late 1980s, but declined to a low of $10.3 billion in 1992. The Company believes this decline can be attributed to a recession and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. The luxury tax was repealed in 1993, and retail recreational boating sales have increased each year thereafter.

     Sales in the recreational boat industry are impacted significantly by other recreational opportunities; economic factors, including general economic conditions, consumer income levels, tax law changes, and fuel prices; and demographics. The share of recreational dollars that U.S. consumers spend on boating declined from 3.1% in 1988, the boating industry's peak year, to 2.0% in 1996. It is the Company's belief that the decline in boating is attributable to poor customer service throughout the industry, lack of boater education, and the perception that boating is time consuming, costly, and difficult.

     Most boat purchasers are in the 35 to 54 age group. Although these individuals account for 36% of the U.S. population over age 16, they account for over 50% of discretionary income and represent the fastest growing segment of the U.S. population, growing at a 2.5% annual rate.

     The recreational boat retail market remains highly fragmented with little consolidation having occurred to date. The Company estimates that the boat retailing industry includes more than 4,000 boat retailers, most of which are small companies owned by individuals that operate in a single market, have annual sales of less than $3 million, and provide varying degrees of merchandising, professional management, and customer service. The Company believes that many such retailers are encountering increased pressure from boat manufacturers to improve their levels of service and systems, increased competition from larger national retailers in certain product lines, and, in certain cases, business succession issues.

STRATEGY

     The Company's goal is to enhance its position as the leading operator of recreational boat dealerships. Key elements of the Company's operating and growth strategies include the following:

Operating Strategies

     Implementing Best Practices. The Company is implementing the "best practices" of each of the Merged Companies as appropriate throughout its dealerships. In particular, the Company is phasing in throughout its dealerships the MarineMax Value-Price sales approach, recently implemented at certain of its dealerships. Under the MarineMax Value-Price approach, the Company sells its boats at posted prices, generally representing a discount from the manufacturer's suggested retail price, without further price negotiation, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, the Company will adopt, where beneficial, the best practices of each Merged Company in terms of location design and layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

     Achieving Operating Efficiencies and Synergies. The Company plans to increase the operating efficiencies of and achieve certain synergies among its dealerships in order to enhance internal growth and profitability. The Company is centralizing certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions should reduce duplicative expenses and permit the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. The Company also expects to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through new credit facilities; and volume purchase discounts and rebates for certain marine products, supplies, and advertising. The ability of each of the Company's retail locations to offer complementary services of the Company's other retail locations, such as offering customer excursion opportunities, providing maintenance and repair services at the customer's boat location, and giving access to a larger inventory, increases the competitiveness of each retail location.

     Emphasizing Customer Satisfaction and Loyalty. The Company seeks to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with the negotiation-free purchase process. The Company further enhances and simplifies the purchase process by offering financing and insurance at its retail locations with competitive terms and streamlined turnaround. The Company provides the customer with a thorough in-water orientation of boat operation as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer's entire family. The Company also continues its customer service after the sale by leading and sponsoring Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide its customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle. The Company also endeavors to provide superior maintenance and repair services, often at the customer's wet slip and with extended service department hours, that minimize the hassles of boat maintenance.

     Operating with Decentralized Management. The Company has adopted a decentralized approach to the operational management of its dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations.

     Utilizing Technology Throughout Operations. The Company believes that its management information system, which currently is being utilized by each Merged Company and was developed over the past six years through cooperative efforts with a common vendor, enhances the Company's ability to integrate successfully the operations of the Merged Companies and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout the Company. The system integrates each level of operations on a Company-wide basis, including purchasing, inventory, receivables, financial reporting and budgeting, and sales management. The system enables management to monitor each dealership's operations on a daily basis in order to identify quickly areas requiring additional focus. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, posts Company-wide the availability of a particular boat, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers' boats. Company representatives also utilize the computer system to assist in arranging customer financing and insurance packages.

Growth Strategies

     Pursuing Strategic Acquisitions. The Company intends to capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring additional dealers and improving their performance and profitability through the implementation of the Company's operating strategies. The primary acquisition focus will be on well-established, high-end recreational boat dealers in geographic markets not currently served by the Merged Companies, particularly geographic markets with strong boating demographics, such as the coastal states and the Great Lakes region. The Company also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from the Company's systems and operating strategies. The Company may expand its range of product lines and its market penetration by acquiring dealers that distribute recreational boat product lines different from those currently offered by the Company. As a result of the considerable industry experience and relationships of the Company's management team, the Company believes it is well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. The Company believes it will be regarded as an attractive acquiror by boat dealers because of (i) the Company's historical performance and the experience and reputation of its management team within the industry; (ii) the Company's decentralized operating strategy, which enables the managers of an acquired dealer to continue their involvement in dealership operations; (iii) the ability of management and employees of an acquired dealer to participate in the Company's growth and expansion through potential stock ownership and career advancement opportunities; and (iv) the ability to offer liquidity to the owners of acquired dealers through the receipt of Common Stock or cash. Brunswick has agreed to cooperate in good faith with the Company and not to unreasonably withhold its consent to the acquisition by the Company each year of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of the

Company's revenue in its prior fiscal year to the extent such Sea Ray dealers desire to be acquired by the Company. Brunswick consented to the Stovall Acquisition in April 1998 and agreed that the Stovall Acquisition would not count against the 20% benchmark. See "Business -- Brunswick Agreement Relating to Acquisitions."

     Opening New Facilities. The Company intends to establish additional retail facilities in its existing and new territories. The Company believes that the demographics of its existing geographic territories support the opening of additional facilities and has opened two new retail locations (Palm Beach, Florida and Sacramento, California) since the March 1998 Combination Transactions. The Company also plans to reach new customers by expanding various innovative retail formats developed by the Merged Companies, such as mall stores and floating retail facilities. The mall store concept is unique to the boating industry and is designed to draw mall traffic and provide exposure to boating and to the Company's boats to the non-boating public and its new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display its new and used boats in areas of high boating activity. The Company currently operates one mall store (Clearwater, Florida) and four floating retail facilities (Sacramento, California and Dallas, League City, and Montgomery, Texas), and plans to open a new mall store in 1998. These retail formats generated approximately 8% of the Company's revenue for the 1997 calendar year. The Company has no current or pending plans, agreements, arrangements, or negotiations with respect to opening any additional new facilities. The Company's dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations that sell Sea Ray products, which consent cannot be unreasonably withheld, and other dealer agreements generally contain similar provisions. See "Business -- Dealer Agreements With Brunswick."

     Offering Additional Product Lines and Services. The Company plans to offer throughout its existing and acquired dealerships product lines that have been offered only at certain of its locations. For example, one of the Merged Companies historically has offered bass boats at its retail locations that the Company intends to offer at other appropriate retail locations throughout the Company. The Company also may obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. In addition, the Company plans to increase its used boat sales and boat brokerage services through an increased emphasis on these activities and cooperative efforts among its dealerships. The Company also plans to offer enhanced financing and insurance packages designed to better serve customers and thereby increase sales and improve profitability.

PRODUCTS AND SERVICES

     The Company offers new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. While the Company sells a broad range of new and used boats, its dealerships tend to focus on premium brand products. In addition, the Company arranges related boat financing, insurance, and extended service contracts; provides boat maintenance and repair services; and offers boat brokerage services.

New Boat Sales

     The Company sells recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), fishing boats, bass boats, pontoon boats, and high-performance boats. The principal products offered by the Company are manufactured by Brunswick, the leading worldwide manufacturer of recreational boats, including Sea Ray pleasure boats, Baja Marine high-performance boats, Boston Whaler offshore fishing boats, and Sea Rayder and Rage jet boats. In calendar 1997, approximately 84% of new boats sold by the Company were manufactured by Brunswick. The Company believes that it accounted for approximately 20% of Sea Ray's U.S. marine product sales, and 5% of all of Brunswick's marine product sales in calendar 1997. Certain of the Company's dealerships also sell bass boats manufactured by Challenger, fishing boats and pontoon boats manufactured by Starcraft Marine, pontoon boats manufactured by Smokercraft, ski boats manufactured by Malibu Boats, and personal watercraft manufactured by Bombardier (Sea Doo) and Yamaha. During 1997, new boat sales accounted for approximately 74% of revenue.

     The Company offers recreational boats in most market segments, but has a particular focus on larger boats as reflected by the Company's average new boat sales price in 1997 of approximately $39,000 compared to the Company's estimated industry average selling price of approximately $14,000. Given the Company's locations in some of the more affluent, offshore boating areas in the U.S. and emphasis on high levels of customer service, the Company sells a relatively higher percentage of large recreational boats such as yachts and sport cruisers. The Company believes that the product lines offered by it are among the highest quality within their respective market segments, with well-established trade-name recognition and reputations for quality, performance, and styling.

     The following table illustrates the range of the Company's new boat product lines.

               PRODUCT LINE                  NUMBER          OVERALL          MANUFACTURER SUGGESTED
              AND TRADE NAME                OF MODELS        LENGTH             RETAIL PRICE RANGE
              --------------                ---------    ---------------    --------------------------
PLEASURE BOATS
  Sea Ray Yachts..........................      6             50' to 63'    $809,000   to   $2,138,000
  Sea Ray Sport Yachts....................     10         37' to 48 1/2'     289,000   to      810,000
  Sea Ray Sport Cruisers..................      9     24 1/2' to 33 1/2'      71,000   to      219,000
  Sea Ray Sport Boats.....................     17         18' to 25 1/2'      18,000   to       59,000
FISHING BOATS
  Boston Whaler...........................     11             17' to 25'       6,000   to       93,000
  Sea Pro.................................     19         17' to 26 1/2'      10,000   to       30,000
  Starcraft Marine........................      8             14' to 21'       5,000   to       22,000
  Sea Hunt................................      3             17' to 21'      12,000   to       15,000
BASS BOATS
  Challenger..............................     14             17' to 20'       9,000   to       21,000
HIGH-PERFORMANCE BOATS
  Baja Marine.............................     23         18' to 42 1/2'      22,000   to      229,000
JET BOATS
  Sea Rayder..............................      1                15 1/2'              16,000
  Boston Whaler Rage......................      1                    15'      16,000   to       18,000
SKI BOATS
  Malibu Boats............................      7             20' to 21'      19,000   to       55,000
PONTOON BOATS
  Starcraft Marine........................      8             18' to 26'      13,000   to       20,000
  Smokercraft.............................      4             18' to 24'       8,000   to       14,000
PERSONAL WATERCRAFT
  Bombardier Sea Doo......................     13          8 1/2' to 10'       4,000   to        8,000
  Yamaha..................................      7          8 1/2' to 10'       4,000   to        8,000

     Pleasure Boats. Sea Ray pleasure boats target both the luxury and the family recreational boating markets. Sea Ray sport yachts and yachts serve the luxury segment of the recreational boating market and include top-of-the-line living accommodations with a salon, a fully equipped galley, and up to three staterooms. The sport yachts and yachts come in a variety of configurations, including aft cabin, bridge cockpit, and express cruiser models, to suit each customer's particular recreational boating style. Sea Ray sport boat and sport cruiser models are designed for performance and dependability to meet family recreational needs and include many of the features and accommodations of Sea Ray's sport yacht and yacht models. All Sea Ray pleasure boats feature custom instrumentation that may include an electronics package; Mercury and MerCruiser engines; various hull, deck, and cockpit designs that can include a swim platform, bow pulpit, and raised bridge; and various amenities, such as swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, insulated in-floor fish boxes, fight chairs, rod holders, and bait prep and refreshment centers.

     Fishing Boats. The fishing boats offered by the Company include a 10-horsepower fishing skiff model; aluminum and fiberglass models designed for fishing and water sports in lakes and bays; and a 27-foot,

300-horsepower fiberglass offshore fishing boat with cabins with limited live-aboard capability. The fishing boats typically feature livewells, in-deck fishboxes, splash-well gates with rodholders, rigging stations, cockpit coaming pads, and fresh and saltwater washdowns.

     High-Performance Boats. The high-performance boats that the Company sells are manufactured by Baja Marine. Powered by MerCruiser sterndrive engines, Baja high-performance boats are designed to deliver superior handling and durability at high speeds. The larger offshore models have cabins featuring a V-berth and a fully equipped galley.

     Ski Boats. The Company sells Malibu ski boats designed to achieve a smooth ride and the flattest wakes possible for increased skier performance and safety. Most of Malibu's ski boat models are powered by a 310-horsepower engine. Malibu's ski boats have been named Ski Boat of the Year each of the last seven years by Powerboat Magazine and Hot Boat Magazine.

     Pontoon Boats. The Company offers multi-purpose pontoon boats manufactured by Starcraft Marine and Smokercraft. Pontoon boats are used primarily for day use for both fishing and cruising.

     Personal Watercraft. The Company sells one- to three-passenger personal watercraft manufactured by Bombardier (Sea Doo) and Yamaha. Personal watercraft are powered by 85 to 130 horsepower engines and are designed for water sport.

Used Boat Sales

     The Company offers used versions of the new makes and models it offers and, to a lesser extent, used boats of other makes and models generally taken as trade-ins. Approximately 75% of the used boats sold by the Company in calendar 1997 were Brunswick models.

     The Company's used boat sales depend on its ability to source a supply of high-quality used boats at attractive prices. The Company acquires substantially all of its used boats through customer trade-ins. The Company intends to increase its used boat business as a result of the increased availability of quality used boats generated from its acquisition of used boats in its expanding sales efforts, the increasing number of used boats that are well-maintained through its boat maintenance plans, and its ability to market used boats throughout its combined dealership network to match used boat demand. The Company recently introduced at its retail locations the Sea Ray Legacy(TM) two-year warranty plan available for used Sea Ray boats less than six years old. The Legacy plan guarantees that each qualifying used Sea Ray boat has passed a 48-point inspection and provides protection against failure of most mechanical parts. The Company believes that the Sea Ray Legacy warranty plan, which is only available for used Sea Ray boats purchased from a Sea Ray dealer, will enhance its sales of used Sea Ray boats by motivating purchasers of used Sea Ray boats to purchase only from a Sea Ray dealer and motivating sellers of Sea Ray boats to sell through a Sea Ray dealer.

Marine Engines and Related Marine Equipment

     The Company offers marine engines and propellers, all of which are manufactured by Mercury Marine, a division of Brunswick. The Company sells marine engines and propellers primarily to retail customers as replacements for their existing engines or propellers. The engines range in price from $560 to $33,900, and propellers range in price from $35 to $4,300. In 1997, Mercury Marine introduced various new engine models that reduce engine emissions to comply with current Environmental Protection Agency requirements, including its OPTIMAX(R) 200-horsepower outboard engine, featuring a new direct fuel injection technology that also increases fuel efficiency. See "Business -- Environmental and Other Regulatory Issues." An industry leader for almost six decades, Mercury Marine specializes in state-of-the-art marine propulsion systems and accessories. Each of the Merged Companies has been recognized by Mercury Marine as a "Platinum Dealer," which is generally awarded to the top 5% of Mercury Marine dealers, for an average of 10 consecutive years.

     The Company also sells related marine parts and accessories, including oils, lubricants, steering and control systems, corrosion control products, engine care and service products, primarily Mercury Marine's Quicksilver line; Kiekhaefer high-performance accessories (such as propellers), instruments, and a complete line of boating accessories, including life jackets, inflatables, and wakeboards. The Company also offers novelty items, such as shirts, caps, and floormats bearing the Sea Ray or dealer logo.

Maintenance and Repair Services

     Providing customers with professional, prompt maintenance and repair services is critical to the Company's sales efforts and contributes to the direct profitability of the Company. The Company provides maintenance and repair services at most of its retail locations, with extended service hours at certain of its locations. In addition, in many of its markets, the Company provides mobile maintenance and repair services at the location of the customer's boat. The Company believes that this service commitment is a competitive advantage in the markets in which the Company competes and is critical to its efforts to provide a trouble-free boating experience. The Company also believes that its maintenance and repair services contribute to strong customer relationships and that its emphasis on preventative maintenance and quality service increases the potential supply of well-maintained boats for its used boat sales.

     The Company generally offers a two-year maintenance plan that provides protection for its customers' boats. Certain of the Company's dealerships include the maintenance plan as part of the MarineMax Value-Price of the boat. Company technicians provide maintenance on a regularly scheduled basis at either the Company's retail locations or dockside. The Company notifies its customers when their boats are due for periodic service, thereby encouraging preventative maintenance.

     The Company performs both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer's warranty reimbursement program. For warranty work, Brunswick reimburses a percentage of the dealer's posted service labor rates, with the percentage varying depending on the dealer's customer satisfaction index rating and attendance at service training courses. The Company derives the majority of its warranty revenue from Brunswick products, as Brunswick products comprise the majority of products sold. Certain other manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers permit warranty work to be performed only at authorized dealerships, the Company receives substantially all of the warranted maintenance and repair work required for the new boats it sells. The Company's extended warranty contracts also result in an ongoing demand for the Company's maintenance and repair services for the duration of the term of the extended warranty contract.

     The Company's maintenance and repair services are performed by manufacturer-trained and certified service technicians. In charging for its mechanics' labor, many of the Company's dealerships use a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage markups on parts are similarly based on market conditions for different parts.

F&I Products

     At each of its retail locations, the Company offers its customers the ability to finance new or used boat purchases and to purchase extended service contracts and insurance coverage, including credit-life, accident/ disability coverage, and boat property and casualty coverage (collectively "F&I products"). During 1997, F&I products accounted for approximately 2.3% of revenue. The Company believes that its customers' ability to obtain competitive financing quickly and easily at the Company's dealerships complements its ability to sell new and used boats. The Company also believes its ability to provide customer-tailored financing on a "same-day" basis gives it an advantage over many of its competitors, particularly smaller competitors that lack the resources to arrange boat financing at their dealerships or that do not generate sufficient volume to attract the diversity of financing sources that are available to the Company.

     The Company has relationships with various national marine product lenders under which the lenders purchase retail installment contracts evidencing retail sales of boats and other marine products that are originated by the Company in accordance with existing pre-sale agreements between the Company and such lenders. These arrangements permit the Company to participate in the financing by receiving a portion of the finance charges expected to be earned on the retail installment contract based on a variety of factors, including the credit standing of the buyer, the annual percentage rate of the contract charged to the buyer, and the lender's then current minimum required annual percentage rate charged to the buyer on the contract. This participation is subject to repayment by the Company if the buyer prepays the contract or defaults within a designated time period, usually 90 to 180 days. To the extent required by applicable state law, the Company's dealerships are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

     The Company is in the process of establishing new retail financing arrangements in order to secure lower buy rates and other favorable terms. Lower buy rates would benefit the customers by making more affordable financing available to them. Lower buy rates would benefit the Company by making its financing programs more competitive and by increasing the amount of participation the Company receives.

     The Company also is able to offer its customers the opportunity to purchase credit life insurance, credit accident and disability insurance, as well as property and casualty insurance coverage. Credit life insurance policies provide for repayment of the boat financing contract if the purchaser dies while the contract is outstanding. Accident and disability insurance policies provide for payment of the monthly contract obligation during any period in which the buyer is disabled. Property and casualty insurance covers loss or damage to the boat. Some buyers choose to include their insurance premiums in their financing contract. The Company does not act as an insurance broker or agent nor does it issue insurance policies on behalf of insurers. The Company, however, provides marketing activities and other related services to insurance companies and brokers for which it receives marketing fees. One of the Company's strategies is to generate increased marketing fees by offering more competitive insurance products.

     The Company also offers extended service contracts under which, for a predetermined price, the Company provides all designated services recommended in the manufacturer's maintenance guidelines during the contract term at no additional charge above a deductible. While the Company sells all new boats with the boat manufacturer's standard warranty of generally five years, extended service contracts provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used boats generally are able to purchase an extended service contract, even if the selected boat is no longer covered by the manufacturer's warranty. Generally, the Company receives a fee, often up to 50% of the premium, for arranging an extended service contract. The Company manages the service obligations that it sells and provides the parts and service (or pays the cost of others that may provide such parts and services) for claims made under the contracts. Most required services under the contracts are provided by the Company. Claims and cancellations have been insignificant during the past five years.

Boat Brokerage Services

     Through employees who are licensed boat brokers, the Company offers boat brokerage services at most of its retail locations. For a commission of typically between 10% and 14%, the Company offers for sale brokered boats, listing them on the "BUC" system, and advising its other retail locations of their availability through the Company's integrated computer system. The BUC system, which is similar to a real estate multiple listing service, is a national boat listing service of approximately 600 brokers maintained by BUC International. Often sales are co-brokered, with the commission split between the buying and selling brokers. The Company believes that its access to potential used boat customers and methods of listing and advertising customers' brokered boats is more extensive than is typical among boat brokers. In addition to generating revenue from brokerage commissions, the Company's boat brokerage services also enable the Company to offer a broad array of used boats without increasing related inventory costs.

     The Company's brokerage customers receive the same high level of customer service as its new and used boat customers. The Company's waterfront retail locations enable in-water demonstrations of an on-site brokered boat. The Company's maintenance and service, including mobile service, also is available to the Company's brokerage customers. The purchaser of a Sea Ray boat brokered through the Company also can take advantage of the Company's Getaways! weekend and day trips and other rendezvous gatherings and in-water events, as well as boat operation and safety seminars. The Company believes that the array of services it offers are unique in the boat brokerage business.

RETAIL LOCATIONS

     The Company sells its recreational boats and other marine products and offers its related boat services through 28 retail locations in Florida, Texas, California, Georgia, and Arizona. Each retail location generally includes an indoor showroom (including some of the industry's largest indoor boat showrooms) and outside area for displaying boat inventories, a business office to assist customers in arranging financing and insurance, and repair and maintenance facilities. Most of the Company's retail locations are waterfront properties on some of the nation's most popular boating locations, including the Intracoastal Waterway, Naples Bay (next to the Gulf of Mexico), Tampa Bay, and the Caloosahatchee River in Florida; Clear Lake, Lake Conroe, and Lake Lewisville in Texas; the Delta Basin in northern California; and Lake Lanier in Georgia. The Company's waterfront retail locations, most of which include marina facilities and docks at which the Company displays its boats, are easily accessible to the boating populace, serve as in-water showrooms, and enable the sales force to give the customer immediate in-water demonstrations of various boat models.

     The Company plans to reach new customers by expanding in new locations the various innovative retail formats developed by the Merged Companies, such as mall stores and floating retail facilities. Located in a shopping mall and utilizing a wooden dock set in a seaside scene to "anchor" seven to 10 new boat models offered by the Company, the mall store concept is unique to the boating industry and is designed to draw mall traffic, thereby providing exposure to boating and to the Company's boats to the non-boating public as well as displaying its new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display its new and used boats in areas of high boating activity. The Company currently has one mall store, which opened in November 1997, and four floating retail facilities. The Company plans to open an additional mall store in 1998. See "Business -- Properties."

OPERATIONS

Dealership Operations and Management

     The Company has adopted a decentralized approach to the operational management of its dealerships. While certain administrative functions are centralized at the corporate level, local management is primarily responsible for the day-to-day operations of the retail locations. Each retail location is managed by a store manager, who oversees the day-to-day operations, personnel, and financial performance of the individual store, subject to the direction of a district manager, who generally has responsibility for the retail locations within a specified geographic region. Typically, each retail location also has a staff consisting of a sales manager, an F&I manager, a parts and service manager, sales representatives, maintenance and repair technicians, and various support personnel.

     The Company attempts to attract and retain quality employees at its retail locations by providing them with ongoing training to enhance sales professionalism and product knowledge, career advancement opportunities within a larger company, and favorable benefit packages. Sales representatives receive compensation primarily on a commission basis. Store managers are salaried employees with incentive bonuses based on the performance of the dealership they manage. Maintenance and repair service managers receive compensation primarily on a salary basis with commission incentives. The Company's management information system provides each store manager and sales representative with daily sales information, enabling them to monitor their performance on a daily, weekly, and monthly basis. The Company has a uniform, fully integrated management information system serving each of its dealerships. See
"Business -- Operations -- Management Information System."

Sales and Marketing

     The Company's sales philosophy focuses on selling the pleasures of the boating lifestyle. The Company believes that the critical elements of its sales philosophy include its appealing retail locations, hassle-free MarineMax Value-Price approach, highly trained sales representatives, high level of customer service, emphasis on educating the customer and the customer's family on boat use, and providing its customers with opportunities for boating. The Company strives to provide superior customer service and support before, during, and after the sale.

     The Company's retail locations offer each customer the opportunity to evaluate a large variety of new and used boats in a comfortable and convenient setting. The Company's full-service retail locations facilitate a turn-key purchasing process that includes attractive lender financing packages, extended service agreements, and insurance. Most of the Company's retail locations are located on waterfronts and marinas, which attract boating enthusiasts and enable customers to operate various boats prior to making a purchase decision.

     The Company sells its boats at posted value prices that represent a discount from the manufacturer's suggested retail price, frequently including two years of free maintenance. The MarineMax Value-Price sales approach eliminates customer anxiety associated with price negotiation and the ongoing hassles of maintaining the boat.

     Highly trained, professional sales representatives are an important factor to the Company's successful sales efforts. These sales representatives are trained to recognize the importance of fostering an enjoyable sales process, to educate customers on the operation and use of the boats, and to assist customers in making technical and design decisions in boat purchases.

     As a part of its sales and marketing efforts, the Company also participates in boat shows and in-the-water sales events at area boating locations, typically held in January and February, in each of its markets and in certain markets in close proximity to its markets. These shows and events are normally held at convention centers or marinas, with area dealers renting space. Boat shows and other offsite promotions are an important venue for generating sales orders for the Company's new boats. The boat shows also generate a significant amount of interest in the Company's products resulting in boat sales after the show. The Company plans to sponsor its own boat shows.

     The Company emphasizes customer education through one-on-one education by its sales representatives and, at some locations, its delivery captains, before and after a sale, and through in-house seminars for the entire family on boat safety, the use and operation of boats, and product demonstrations. One of the Company's delivery captains or the sales representative delivers the customer's boat to an area boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat. To enhance its customer relationships after the sale, the Company leads and sponsors Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events that promote the pleasures of the boating lifestyle. Each Company-sponsored event, planned and led by a Company employee, also provides a favorable medium for acclimating new customers to boating and enables the Company to actively promote new product offerings to boating enthusiasts.

     As a result of the Company's relative size, the Company believes it will have a competitive advantage within the industry by being able to conduct an organized and systematic advertising and marketing effort. Part of its marketing effort includes an integrated prospect management system that tracks the status of each sales representative's contacts with a prospect, automatically generates follow-up correspondence, posts Company-wide availability of a particular boat or other marine product desired by a customer, and tracks the maintenance and service needs for the customer's boat.

Suppliers and Inventory Management

     The Company purchases substantially all of its new boat inventory directly from manufacturers, which allocate new boats to dealerships based on the amount of boats sold by the dealership. The Company also exchanges new boats with other dealers to accommodate customer demand and to balance inventory.

     The Company purchases new boats and other marine products from Brunswick, Starcraft Marine, Smokercraft, Challenger, SeaPro, Sea Hunt, Malibu Boats, Bombardier, and Yamaha. The Company is the largest volume purchaser of Brunswick's Sea Ray boats, which the Company believes represented approximately 20% of all new Sea Ray boat sales during 1997. Approximately 84% of the Company's net purchases in 1997 were from Brunswick; no other manufacturer accounted for more than 10% of the Company's net purchases in 1997. Brunswick has entered into a 10-year dealer agreement with each of the Merged Companies covering Sea Ray products. See "Business -- Dealer Agreements With Brunswick."

     The Company typically deals with each of its manufacturers, other than the Sea Ray division of Brunswick, under an annually renewable, non-exclusive dealer agreement. Pricing by manufacturers is generally established on an annual basis, but may be changed at the manufacturer's sole discretion. Manufacturers typically discount the cost of inventory and offer inventory financing assistance during the manufacturers' slow season, generally September through December. To obtain lower cost of inventory, the Company intends to capitalize on these manufacturer incentives to take product delivery during the manufacturers' slow seasons. This permits the Company to gain pricing advantages and better product availability during the selling season.

     The dealer agreements with the Sea Ray division of Brunswick do not restrict the Company's right to sell any Sea Ray product lines or competing products. See "Business -- Dealer Agreements With Brunswick." Arrangements with certain other manufacturers may restrict the Company's right to offer some product lines in certain markets. The Company does not believe that these restrictions will have a material impact on the Company's business, financial condition, or results of operations. See "Risk Factors -- Boat Manufacturers' Control Over Dealers."

     The Company transfers individual boats among its retail locations to fill customer orders that otherwise might take three to four weeks to receive from the manufacturer. This reduces delays in delivery, helps the Company maximize inventory turnover, and assists in minimizing potential overstock or out-of-stock situations. The Company actively monitors its inventory levels to maintain the appropriate inventory levels to meet current market demands. The Company is not bound by contractual agreements governing the amount of inventory that it must purchase in any year from any manufacturer. The Company participates in numerous end-of-summer manufacturer boat shows, which manufacturers sponsor to sell off their remaining inventory at reduced costs before the introduction of new model year products, typically beginning in July. Historically, the Company has not carried over a material level of inventory from one selling season to the next.

Inventory Financing

     Historically, the Merged Companies purchased a substantial portion of their inventory under floor plan lines of credit (secured by such inventory) maintained with third-party finance companies and commercial banks, depending upon the type of product purchased. Marine manufacturers customarily provide interest assistance programs to retailers. The interest assistance varies by manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. The Company believes that its financing arrangements with manufacturers are standard within the industry. As of December 31, 1997, the Merged Companies owed an aggregate of approximately $41.4 million under the floor plan financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company replaced the floor plan lines of credit of the Merged Companies with a Loan and Security Agreement, dated April 7, 1998, with Nations Credit Distribution Finance, Inc. ("NDF"), providing for a revolving line of credit loan to the Company in the maximum amount of $105 million (the "Loan"). Advances accrue interest at the 90-day London Interbank Offered Rate plus 125 basis points. The Loan terminates on April 1, 2001. The availability of loan advances from time to time will be based upon the value of new and used inventory, parts, and accounts receivable of the Company and each of its direct and indirect subsidiaries. Advances may be used for acquisition of inventory, working capital, and other purposes satisfactory to NDF. No more than $10 million in advances may be outstanding for working capital purposes, unless the Company and its subsidiaries pledge their real property assets. The Loan is guaranteed by each of the Company's direct and indirect subsidiaries. The Loan and the guaranties of the subsidiaries are secured by all of the accounts, inventory, other goods, equipment, fixtures and furniture of the Company and all of the subsidiaries. The Loan is also individually guaranteed by Richard R. Bassett, Louis R. DelHomme Jr., William H. McGill Jr., Jerry L. Marshall, and Richard C. LaManna Jr., and, since the consummation of the Stovall Acquisition, by Paul Graham Stovall, Robert S. Stovall, and Jon M. Stovall. NDF is obligated to release these individual guaranties upon consummation of the Offering.

Management Information System

     The Company believes that its management information system, which currently is being utilized by each Merged Company and was developed over the past six years through cooperative efforts with a common vendor, enhances the Company's ability to integrate successfully the operations of the Merged Companies and future acquisitions, facilitates the interchange of information, and enhances cross-selling opportunities throughout the Company. The system integrates each level of operations on a Company-wide basis, including purchasing, inventory, receivables, financial reporting and budgeting, and sales management. The system enables the Company to monitor each dealership's operations in order to identify quickly areas requiring additional focus and to manage inventory. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, posts Company-wide the availability of a particular boat, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers' boats. Company representatives also utilize the system to assist in arranging financing and insurance packages. The Company has implemented changes to its management information system that it believes addresses the Year 2000 issue.

BRUNSWICK AGREEMENT RELATING TO ACQUISITIONS

     On April 28, 1998, the Company and Brunswick entered into an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by the Company of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of the Company's revenue in its prior fiscal year. The Stovall Acquisition will not count against the 20% benchmark. Any acquisitions in excess of the 20% benchmark will be at Brunswick's discretion. In the event that the Company's sales of Sea Ray boats exceed 49% of the sales of Sea Ray boats by all Sea Ray boat dealers (including the Company) in any fiscal year of Brunswick, the agreement provides that Company and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by the Company during Brunswick's next succeeding fiscal year but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as the Company's Sea Ray boat sales exceed the 49% benchmark.

DEALER AGREEMENTS WITH BRUNSWICK

     Brunswick, through its Sea Ray division, and the Company, through each of the Merged Companies, are parties to Sales and Service Agreements, dated April 28, 1998 (the "Dealer Agreements"), relating to Sea Ray products. Each Dealer Agreement appoints one of the Merged Companies as a non-exclusive dealer for the retail sale, display, and servicing of designated Sea Ray products and repair parts currently or in the future sold by Sea Ray. Each Dealer Agreement designates a non-exclusive area of primary responsibility for the dealer, which is a geographical area in proximity to the dealer's retail locations based on such areas that are customarily designated by Sea Ray and applicable to its domestic dealers. Each Dealer Agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, which Sea Ray may not unreasonably withhold. Upon at least one year's prior notice and the failure by the dealer to cure, Sea Ray may remove the dealer's right to operate any particular retail location if the dealer fails to meet its material obligations, performance standards, or terms, conditions, representations, warranties, and covenants applicable to that location. Each Dealer Agreement also restricts the dealer from selling, advertising, soliciting for sale, or offering for resale any Sea Ray products outside its area of primary responsibility without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. Each Dealer Agreement provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Brunswick in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

     Each Dealer Agreement requires the dealer to (i) promote, display, advertise, and sell Sea Ray boats at each of its retail locations in accordance with the agreement and applicable laws; (ii) purchase and maintain sufficient inventory of current Sea Ray boats to meet the reasonable demand of customers at each of its locations and to meet the minimum inventory requirements applicable to all Sea Ray dealers; (iii) maintain at each retail location, or at another acceptable location, a service department to service Sea Ray boats promptly and professionally and to maintain parts and supplies to service Sea Ray boats properly on a timely basis; (iv) perform all necessary installation and inspection services prior to delivery to purchasers and perform post-sale services of all Sea Ray products sold by the dealer or brought to the dealer for service; (v) furnish purchasers with Sea Ray's limited warranty on new products and with information and training as to the sale and proper operation and maintenance of Sea Ray boats; (vi) assist Sea Ray in performing any product defect and recall campaigns; (vii) maintain complete product sales and service records; (viii) achieve annual sales performance in accordance with fair and reasonable sales levels established by Sea Ray, after consultation with the dealer, based on factors such as population, sales potential, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products; (ix) provide designated financial information; (x) conduct its business in a manner that preserves and enhances the reputation of Sea Ray and the dealer for providing quality products and services; (xi) maintain the financial ability to purchase and maintain on hand required inventory levels; (xii) indemnify Sea Ray against any claims or losses resulting from the dealer's failure to meet its obligations to Sea Ray; (xiii) maintain customer service ratings sufficient to maintain Sea Ray's image in the marketplace; and (xiv) achieve within designated time periods and thereafter maintain master dealer status (which is Sea Ray's highest performance status) for the locations designated by Sea Ray and the dealer.

     Each Dealer Agreement has an initial term until July 31, 2008. Each Dealer Agreement, however, may be terminated (a) by Sea Ray if the dealer fails or refuses to place a minimum stocking order of the next model year's products in accordance with requirements applicable to all Sea Ray dealers generally or fails to meet its financial obligations as they become due to Sea Ray or to the dealer's lenders; (b) by Sea Ray or the dealer where good cause exists (including the material breach, default, or noncompliance with any material term, provision, warranty, or obligation under the agreement) and has not been cured within 60 days of prior written notice of the claimed deficiency or at the end of the 60-day period without the opportunity to cure where the cause constitutes bad faith; (c) by Sea Ray or the dealer in the event of the insolvency, bankruptcy, or receivership of the other; (d) by Sea Ray in the event of the assignment of the agreement by the dealer without the prior written consent of Sea Ray; (e) by Sea Ray upon at least 10 days' prior written notice in the event of the failure to pay any sums due and owning to Sea Ray that are not disputed in good faith; (f) by Sea Ray if a majority of the Board of Directors of the Company does not consist of the senior executives and Other Designated Members (as defined in the Stockholders' Agreement); or (g) upon the mutual consent of the dealer and Sea Ray.

EMPLOYEES

     As of May 1, 1998, the Company had 517 employees, 510 of whom were in store-level management and seven of whom were in corporate administration and management. The Company is not a party to any collective bargaining agreements and is not aware of any efforts to unionize its employees. The Company considers its relations with its employees to be excellent.

TRADEMARKS AND SERVICE MARKS

     The Company does not hold any registered trade or service marks at this time, but has trade name and trademark applications pending with the U.S. Patent and Trademark Office for the name "MarineMax" and for its corporate logo. There can be no assurance that any of these applications will be granted.

SEASONALITY

     The Company's business, as well as the entire recreational boating industry, is highly seasonal. Over the two-year period ended December 31, 1997, the average net sales for the quarters ended March 31, June 30, September 30, and December 31 represented 23%, 31%, 25%, and 21%, respectively, of the Company's average annual net sales. With the exception of Florida, the Company's geographic territories generally realize significantly lower sales in the quarterly period ending December 31, with boat sales generally improving in January with the onset of the public boat and recreation shows, and continue through July.

     The Company's business is also subject to weather patterns, which may adversely affect the Company's results of operations. For example, drought conditions, or merely reduced rainfall levels or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for the Company's products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Although the Company's geographic diversity is likely to reduce the overall impact to the Company of adverse weather conditions in any one market area, such conditions will continue to represent potential, material adverse risks to the Company and its future financial performance.

ENVIRONMENTAL AND OTHER REGULATORY ISSUES

     The Company's operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While the Company believes that it maintains all requisite licenses and permits and is in compliance with all applicable federal, state, and local regulations, there can be no assurance that the Company will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on the Company's business. Various federal, state, and local regulatory agencies, including OSHA, the EPA, and similar federal and local agencies, have jurisdiction over the operation of the Company's dealerships, repair facilities, and other operations with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil.

     The EPA recently promulgated air emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of the Company's manufacturers to comply with EPA requirements, could have a material adverse effect on the Company's business, financial condition, and results of operations.

     Certain of the Company's facilities own and operate underground storage tanks ("USTs") for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from Company-owned or operated USTs migrates onto the property of others, the Company may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, the Company believes that its liabilities associated with UST testing, upgrades, and remediation are unlikely to have a material adverse effect on its financial condition or operating results.

     As with boat dealerships generally, and parts and service operations in particular, the Company's business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, the Company is subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. The Company is also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities it operates to which it sends hazardous or toxic substances or wastes for treatment, recycling, or disposal.

     The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws, ordinances, and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by the Company.

The Company has also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of the Company's properties, specific releases of petroleum have been or are in the process of being remedied in accordance with state and federal guidelines. The Company is monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the Merged Companies and Property Companies have indemnified the Company for specific environmental issues identified on environmental site assessments performed by the Company as part of the Combination Transactions. The Company maintains insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property, if the discharge, dispersal, seepage, migration, release or escape of the pollutants is caused by or results from a covered cause of loss. The Company may also have additional storage tank liability insurance and "Superfund" coverage where applicable. In addition, certain of the Company's retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

     One of the properties owned by the Company was historically used as a gasoline service station. Remedial action with respect to prior historical site activities on this property has been completed in accordance with federal and state law. Also, one of the Company's properties is within the boundaries of a Superfund site, although the Company's property has not been and is not expected to be identified as a contributor to the contamination in the area. The Company, however, does not believe that these environmental issues will result in any material liabilities to the Company.

     Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could adversely affect the Company's business, financial condition, and results of operations.

PRODUCT LIABILITY

     Products sold or serviced by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected the Company's business. The Company's manufacturers generally maintain product liability insurance, and the Company maintains third-party product liability insurance, which it believes to be adequate. However, there can be no assurance that the Company will not experience legal claims in excess of its insurance coverage or that claims will be covered by insurance. Furthermore, if any significant claims are made against the Company, the Company's business, financial condition, and results of operations may be adversely affected by related negative publicity.

COMPETITION

     The Company operates in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers' leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. The Company believes that the principal factors influencing competition within the recreational boat industry are product features and quality, dealer service, price, location, selection, and the availability of customer financing. The Company relies to a certain extent on boat shows to generate sales. The inability of the Company to participate in boat shows in its existing or targeted markets could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company competes primarily with single-location boat dealers and, with respect to sales of marine equipment, parts, and accessories, with national specialty marine stores, catalog retailers, sporting goods stores, and mass merchants. Dealer competition continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets currently being served by the Company and in new markets that the Company may enter. The Company competes in each of its markets with retailers of brands of boats and engines not sold by the Company in that market. In addition, several of the Company's competitors, especially those selling boating accessories, are large national or regional chains that have substantial financial, marketing, and other resources. However, the Company believes that its integrated corporate infrastructure and marketing and sales capabilities, its cost structure, and its nationwide presence enable it to compete effectively against these companies. Private sales of used boats is an additional significant source of competition.

PROPERTIES

     The Company leases its corporate offices in Clearwater, Florida and additional administrative, warehouse, and service facilities in Texas. The Company also leases 18 of its retail locations under leases that generally contain multi-year renewal options. In all such cases, the Company pays a fixed rent at market rates. In substantially all of the leased locations, the Company is responsible for taxes, utilities, insurance, and routine repairs and maintenance. The Company owns the property associated with its 10 other retail locations. See "Formation of the Company" and "Certain Transactions."

     The following table reflects the status, approximate size, and facilities of the Company's various retail locations as of the date of this Prospectus.

                                OWNED OR         SQUARE                FACILITIES             OPERATED
         LOCATION                LEASED        FOOTAGE(1)             AT PROPERTY              SINCE          WATERFRONT
--------------------------  -----------------  ----------   --------------------------------  --------    -------------------
FLORIDA
Clearwater................  Company owned        42,000     Retail and service; 16 wet slips    1973      Tampa Bay
Clearwater (mall).........  Third-party lease     2,600     Retail only                         1997      --
Fort Myers................  Third-party lease     8,000     Retail and service; 18 wet slips    1983      Caloosahatchee
                                                                                                          River
Miami.....................  Company owned         7,200     Retail and service; 15 wet slips    1980      Intracoastal
                                                                                                          Waterway
Naples....................  Company owned        19,600     Retail and service; 13 wet slips    1997      Naples Bay
Palm Beach................  Company owned        22,800     Retail and service; 8 wet slips     1998      Intracoastal
                                                                                                          Waterway
Pompano Beach.............  Company owned        23,000     Retail and service; 16 wet slips    1990      Intracoastal
                                                                                                          Waterway
Stuart(2).................  Company owned         6,700     Retail and service; 60 wet slips    1994      Intracoastal
                                                                                                          Waterway
Tampa.....................  Company owned        13,100     Retail and service                  1995      --
CALIFORNIA
Oakland...................  Third-party lease    17,700     Retail and service; 20 wet slips    1985      Alameda Estuary
                                                                                                          (San Francisco Bay)
Oakley....................  Third-party lease     5,100     Retail and service                  1996      --
Redding...................  Company owned        11,700     Retail and service                  1978      --
Redding...................  Third-party lease     3,500     Retail and service                  1998      --
Santa Rosa................  Third-party lease     8,100     Retail and service                  1990      --
Sacramento................  Company owned        24,800     Retail and service                  1995      --
Sacramento (River Bend)
  (floating facility).....  Third-party lease       500     Retail and service; 20 wet slips    1998      Sacramento River
ARIZONA
Tempe.....................  Company owned        34,000     Retail and service                  1992      --

                                OWNED OR         SQUARE                FACILITIES             OPERATED
         LOCATION                LEASED        FOOTAGE(1)             AT PROPERTY              SINCE          WATERFRONT
--------------------------  -----------------  ----------   --------------------------------  --------    -------------------
TEXAS
League City (floating
  facility)(3)............  Third-party lease       800     Retail and service; 30 wet slips    1988      Clear Lake
Lewisville (Dallas).......  Third-party lease    10,000     Retail and service                  1992      Lake Lewisville
Lewisville (Dallas)
  (floating facility).....  Third-party lease       500     Retail only; 20 wet slips(4)        1994      Lake Lewisville
Fort Worth................  Third-party lease     1,600     Retail only(5)                      1997      --
Houston...................  Affiliate lease      10,000     Retail only(5)                      1987      --
Houston...................  Affiliate lease      10,000     Retail only                         1981      --
Montgomery (floating
  facility)...............  Third-party lease       600     Retail only; 10 wet slips           1995      Lake Conroe
GEORGIA
Kennesaw (Atlanta)........  Affiliate lease      12,000(6)  Retail and service                  1996      --
Augusta...................  Affiliate lease       8,000     Retail and service; 15 wet slips    1988      Clark Hill Lake
Forest Park (Atlanta).....  Affiliate lease      47,300     Retail and service                  1973      --
Lake Lanier...............  Affiliate lease       3,000     Retail and service; 50 wet slips    1981      Lake Lanier

---------------
(1) Square footage does not include outside sales space or dock or marina facilities.

(2) The Stuart retail property consists of two parcels, each of which is owned by a separate, wholly owned subsidiary of the Company.

(3) The floating facility is owned by the Company; however, the related dock and marina space is leased by the Company from an unaffiliated third-party.

(4) Shares service facility located at the other Lewisville retail location.

(5) Service performed at Houston service center leased by the Company from an affiliate of one of the Merged Companies.

(6) Includes 4,000 square feet currently under construction for a new service center.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising out of its operations in the ordinary course of business. The Company believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business, financial condition, or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning each of the directors and executive officers of the Company:

           NAME             AGE                             POSITION
           ----             ---                             --------
William H. McGill Jr......  54     Chairman of the Board, President, Chief Executive Officer,
                                   and Director
Michael H. McLamb.........  33     Vice President, Chief Financial Officer, Secretary, and
                                   Treasurer
Richard R. Bassett........  44     Senior Vice President and Director
Louis R. DelHomme Jr......  62     Senior Vice President and Director
Richard C. LaManna Jr.....  60     Senior Vice President and Director
Paul Graham Stovall.......  59     Senior Vice President and Director
Richard C. LaManna III....  38     Vice President
Darrell C. LaManna........  33     Vice President
R. David Thomas...........  64     Director Nominee
Stewart Turley............  63     Director Nominee

     William H. McGill Jr. has served as the President and Chief Executive Officer of MarineMax since January 23, 1998 and as the Chairman of the Board and as a director of the Company since March 6, 1998. Mr. McGill was the principal owner and president of Gulfwind USA, Inc., one of the Merged Companies, from 1973 until its merger with the Company.

     Michael H. McLamb has served as Vice President, Chief Financial Officer, and Treasurer of MarineMax since January 23, 1998 and as Secretary of the Company since April 5, 1998. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager.

     Richard R. Bassett has served as a Senior Vice President and director of the Company since March 6, 1998. Mr. Bassett was the owner and president of Bassett Boat Company of Florida, one of the Merged Companies, from 1979 until its merger with the Company.

     Louis R. DelHomme Jr. has served as a Senior Vice President and director of the Company since March 6, 1998. Mr. DelHomme was the owner and president of 11502 Dumas, Inc. d/b/a Louis DelHomme Marine, one of the Merged Companies, from 1971 until its merger with the Company.

     Richard C. LaManna Jr. has served as a Senior Vice President and director of the Company since March 6, 1998. Mr. LaManna was the president and a principal owner of Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc., one of the Merged Companies, from 1978 until its merger with the Company.

     Paul Graham Stovall has served as a Senior Vice President and director of the Company since May 1, 1998. Mr. Stovall was a principal owner and president of Stovall Marine, Inc., one of the Merged Companies, from 1960 until its merger with the Company.

     Richard C. LaManna III has served as a Vice President of the Company since March 6, 1998. Mr. LaManna was an owner and the secretary and treasurer of Harrison's Marine Centers of Arizona, Inc. from 1991 until its merger with the Company. Richard LaManna III is the son of Richard LaManna Jr. and the brother of Darrell LaManna.

     Darrell C. LaManna has served as a Vice President of the Company since March 6, 1998. Mr. LaManna was an owner and the Vice President of Harrison's Boat Center, Inc. from 1988 until its merger with the Company. Darrell LaManna is the son of Richard LaManna Jr. and the brother of Richard LaManna III.

     R. David Thomas has been nominated and approved to serve as a director of the Company upon the consummation of the Offering. Mr. Thomas, the founder of Wendy's International, Inc., has served as Senior Chairman of that company since 1985. Mr. Thomas served as Chairman of the Board of Wendy's, International, Inc. from 1972 until 1985 and as President and Chief Executive Officer from 1969 until 1972. Mr. Thomas served on the Board of Trustees of Duke University and Nova Southwest University.

     Stewart Turley has been nominated and approved to serve as a director of the Company upon the consummation of the Offering. Mr. Turley retired in 1997 as Chairman of Eckerd Corporation, which he originally joined in 1966. Mr. Turley served as Chairman, President, and Chief Executive Officer of Eckerd Corporation from 1975 until 1993. He served as Chairman and Chief Executive Officer from 1993 until 1996, and remained as Chairman of the Board until his retirement in 1997. He has been a director of Eckerd Corporation since 1971. Mr. Turley was a Senior Vice President from 1971 to 1974 and was Vice President from 1968 to 1971. Mr. Turley also serves as a director of Springs Industries, Inc. and Sprint Corporation.

     The Company's Restated Certificate of Incorporation and Bylaws divide the Board of Directors of the Company into three classes. At each annual meeting of stockholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Bassett and Stovall are Class I directors whose terms will expire in 1999; Mr. McGill is a Class II director whose term will expire in 2000; and Messrs. DelHomme and LaManna are Class III directors whose terms will expire in 2001. Messrs. Thomas and Turley will be Class I and Class II directors, respectively. Officers serve at the pleasure of the Board of Directors. Other than as set forth above, there are no family relationships among any of the directors or officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors will establish an Audit Committee and a Compensation Committee upon the completion of the Offering, each consisting entirely of independent directors.

     The responsibilities of the Audit Committee will include recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the books and records of the Company, reviewing the proposed scope of such audit, reviewing accounting and financial controls of the Company with the independent public accountants and the Company's financial accounting staff, and reviewing and approving transactions between the Company and its directors, officers, and their affiliates.

     The Compensation Committee will provide a general review of the Company's compensation plans and policies to ensure that they meet corporate objectives. As described below, the Company's existing plans with respect to executive compensation are largely based upon contractual commitments set forth in employment agreements. See "Management -- Executive Compensation." The responsibilities of the Compensation Committee will also include administering the 1998 Incentive Stock Plan, including selecting the officers and salaried employees to whom options and awards will be granted.

DIRECTOR COMPENSATION

     Members of the Board of Directors who are not full-time employees of the Company will receive a quarterly directors' fee of $10,000, $5,000 of which will be paid by the issuance of shares of Common Stock with a market value of $5,000 and the remainder of which will be paid in cash or shares of Common Stock. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees. In addition, independent directors will receive automatic stock option grants and will be eligible to receive discretionary grants of stock options under the Company's 1998 Incentive Stock Plan. See "Management -- 1998 Incentive Stock Plan." Officers of the Company receive no additional compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     The Company was incorporated in January 1998. As a result, the Company paid no compensation prior to that time. The Company anticipates paying compensation based on the following annualized salaries under current employment agreements to its Chief Executive Officer and its other most highly compensated executive officers for the balance of 1998.

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                     ANNUAL              AWARDS
                                                                  COMPENSATION     ------------------
                                                                ----------------      COMMON STOCK
                NAME                          POSITION           SALARY    BONUS   UNDERLYING OPTIONS
                ----                   -----------------------  --------   -----   ------------------
William H. McGill Jr. ...............  Chairman of the Board,   $150,000    --(1)       120,000(2)
                                         President, and Chief
                                         Executive Officer
Michael H. McLamb....................  Vice President and       $150,000    --(1)       133,600(3)
                                         Chief Financial
                                         Officer
Richard R. Bassett...................  Senior Vice President    $150,000    --(1)        64,167(2)
Louis R. DelHomme Jr. ...............  Senior Vice President    $150,000    --(1)
Richard C. LaManna Jr. ..............  Senior Vice President    $150,000    --(1)
Paul Graham Stovall..................  Senior Vice President    $150,000    --(1)
Richard C. LaManna III...............  Vice President           $150,000    --(1)
Darrell C. LaManna...................  Vice President           $150,000    --(1)

---------------
(1) To be based upon the Company's financial and operating performance. See "Management -- Employment Agreements."

(2) Consists of options to be granted under the Company's 1998 Incentive Stock Plan as of the effective date of the Registration Statement of which this Prospectus forms a part, at an exercise price equal to the initial public offering price per share, with the options vesting 20% per year over the five-year period commencing two years from the date of grant.

(3) Consists of (a) options to purchase 35,600 shares of Common Stock at $15.00 per share and options to purchase 70,000 shares at $12.00 per share, with the options for 35,600 shares vesting upon grant and the options for 70,000 shares vesting ratably over the five-year period from the date of grant and
    (b) options to purchase 28,000 shares to be granted under the Company's 1998 Incentive Stock Plan as of the effective date of the Registration Statement of which this Prospectus forms a part, at an exercise price equal to the initial public offering price per share, with the options vesting 20% per year over the five-year period commencing two years from the date of grant.

EMPLOYMENT AGREEMENTS

     The Company entered into five-year employment agreements with each of William H. McGill Jr., Richard R. Bassett, Louis R. DelHomme Jr., Paul Graham Stovall, Richard C. LaManna Jr., Richard C. LaManna III, and Darrell C. LaManna, on the effective dates of the Mergers. The employment agreements with each of these officers provides for a base salary of $150,000 per year. The Company also entered into a five-year employment agreement with Michael H. McLamb on April 10, 1998 providing for a base salary of $150,000 per year. Mr. McLamb's employment agreement also provides for him to receive stock options to purchase 35,600 shares of Common Stock at $15.00 per share and stock options to purchase 70,000 shares of Common Stock at $12.00 per share, with the options for 35,600 shares vesting upon grant and the options for 70,000 shares vesting ratably over the five-year period from the date of grant. Each employment agreement provides for incentive compensation based upon the performance of the Company and the employee as determined by the Company's Board of Directors. The Board of Directors approved for 1998 a quarterly bonus equal to 1.25% of the quarterly pre-tax profits of the Company for William H. McGill Jr., provided the Company achieves its budgeted quarterly earnings. Additionally, Mr. McGill will receive an annual bonus targeted at 50% of his base salary plus quarterly bonuses if the Company achieves its annual budgeted earnings. Messrs. Bassett, DelHomme, R. LaManna Jr., R. LaManna III, D. LaManna, and Stovall are each eligible to receive a quarterly bonus equal to 1.25% of the quarterly pre-tax profits for their respective regional territories, provided the Company achieves its quarterly budgeted earnings. Additionally, Messrs. Bassett, DelHomme, R. LaManna Jr., R. LaManna III, D. LaManna, and Stovall are each eligible to receive an annual bonus targeted at 50% of base salary and a quarterly bonus based upon the customer satisfaction index and the Company's financial performance, provided the Company achieves its annual budgeted earnings. Under the plan, the quarterly and annual bonuses for Messrs. McGill, Bassett, DelHomme, R. LaManna Jr., R. LaManna III, D. LaManna, and Stovall will not be paid if the Company does not achieve its budgeted earnings.

     The Company may terminate each officer's employment for good cause, as defined in the respective agreements. The Company also may terminate each officer's employment without good cause if such termination is approved by a majority of the members of the Board of Directors (excluding such officer), but the officer so terminated will receive his base salary for the remaining term of his employment agreement or one year, whichever is greater, and certain bonus and other payments. Each agreement also will terminate automatically upon the death of the respective officer. In the event of a termination of employment by the Company or the employee following any "change in control" of the Company as defined in the agreement, each employment agreement provides for the employee to receive his fixed compensation in a lump sum and bonus payments that would have been payable through the end of the Company's then-current fiscal year as if his employment had not been terminated. Section 280G of the Internal Revenue Code may limit the deductibility of such payments for federal income tax purposes. If these payments are not deductible and if the Company has income at least equal to such payments, an amount of income equal to the amount of such payments could not be offset. As a result, the income that was not offset would be "phantom income" (i.e. income without cash) to the Company. A "change in control" would include a merger or consolidation of the Company, a sale of all or substantially all of the assets of the Company, under certain circumstances changes in the identity of a majority of the members of the Board of Directors of the Company, or acquisitions of more than 20% of the Company's Common Stock, subject to certain limitations.

     Each employment agreement contains a covenant not to compete with the Company for a period of two years immediately following termination of employment or, in the case of a termination by the Company without cause in the absence of a change in control, with certain exceptions, for a period of one year following termination of employment.

1998 INCENTIVE STOCK PLAN

     On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the MarineMax, Inc. 1998 Incentive Stock Plan (the "Plan"), which provides for the grant of incentive and nonqualified stock options to acquire Common Stock of the Company, the direct grant of Common Stock, the grant of stock appreciation rights ("SARs"), and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to the Company and its subsidiaries. The Company believes that the Plan represents an important factor in attracting and retaining executive officers and other key employees, directors, and consultants and constitutes a significant part of its compensation program. The Plan provides such individuals with an opportunity to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's other stockholders and give them an additional incentive to use their best efforts for the long-term success of the Company.

     The Plan provides that a maximum of the lesser of 4,000,000 shares or 15% of the then-outstanding shares of Common Stock of the Company may be issued under the Plan. The maximum number of shares of stock with respect to which options or other awards may be granted to any employee (including officers) during the term of the Plan may not exceed 50% of the shares of Common Stock covered by the Plan. As of the date of this Prospectus, options to purchase 105,600 shares of Common Stock have been granted to Michael H. McLamb. See "Management -- Employment Agreements." No other stock options have been granted. The Company, however, plans to grant stock options to purchase up to an additional 1,379,400 shares of Common Stock at an exercise price equal to the initial per share public offering price, with the options vesting 20% per year over the five-year period commencing two years from the date of grant. Of these grants, it currently is anticipated that William H. McGill Jr., Richard R. Bassett, and Michael H. McLamb will receive grants to purchase 120,000, 64,167, and 28,000 shares, respectively.

     The power to administer the Plan with respect to executive officers and directors of the Company and all persons who own 10% or more of the Company's issued and outstanding stock rests exclusively with the Board of Directors or a committee consisting of two or more non-employee directors who are appointed by the Board of Directors. The power to administer the Plan with respect to other persons rests with the Board of Directors.

     The Plan will terminate in April 2008, and options may be granted at any time during the life of the Plan. Options become exercisable at such time as may be determined by the Board of Directors or the Plan administrator. The exercise prices of options will be determined by the Board of Directors or the Plan administrator, but if an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the Common Stock at the time of the grant.

     The Plan also includes an Automatic Grant Program providing for the automatic grant of options ("Automatic Options") to non-employee directors of the Company. Under the Automatic Grant Program, each non-employee whose election to the Board of Directors is proposed as of the effective date of the Registration Statement of which this Prospectus forms a part will receive an Automatic Option to acquire 10,000 shares of Common Stock on that date (an "Initial Grant"). Each subsequent newly elected non-employee member of the Board of Directors will receive as an Initial Grant an Automatic Option to acquire 5,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, an Automatic Option to acquire 2,500 shares of Common Stock will be granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of stockholders (an "Annual Grant"). A non-employee member of the Board of Directors will not be eligible to receive an Annual Grant if the option grant date of such Annual Grant would be within 90 days of such non-employee member receiving his or her Initial Grant. Each Initial Grant will vest and become exercisable in a series of three equal and successive installments with the first installment vested on the date of grant (or the date of election to the Board of Directors, if later) and the next two installments 12 months and 24 months after the date of grant. Each Annual Grant will vest and become exercisable 12 months after the date of grant. Each Automatic Option will vest and become exercisable only if the optionholder has not ceased serving as a director as of such vesting date.

     The exercise price per share of Common Stock subject to an Initial Grant on the effective date of the Registration Statement of which this Prospectus forms a part will be equal to the initial public offering price per share and the exercise price per share of Common Stock subject to other Automatic Options will be equal to 100% of the fair market value (as defined in the Plan) of the Company's Common Stock on the date such option is granted. Each Automatic Option will expire on the tenth anniversary of the date on which such Automatic Option was granted. In the event the non-employee director ceases to serve as a member of the Board of Directors or dies while serving as a director, the optionholder or the optionholder's estate or successor by bequest or inheritance may exercise any Automatic Options that have vested by the time of cessation of service until the earlier of (a) 90 days after the cessation of service, or (b) the expiration of the term of the Automatic Option. The Board of Directors believes that the grant of Automatic Options to non-employee directors is necessary to attract, retain, and motivate independent directors.

     The Plan is not intended to be the exclusive means by which the Company may issue options or warrants to acquire its Common Stock, stock awards, or any other type of award. To the extent permitted by applicable law and New York Stock Exchange requirements, the Company may issue any other options, warrants, or awards other than pursuant to the Plan without stockholder approval.

EMPLOYEE STOCK PURCHASE PLAN

     On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the MarineMax, Inc. 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which is intended to qualify for favorable income tax treatment under Section 423 of the Internal Revenue Code and is intended to offer financial incentives for employees to purchase Common Stock of the Company. The Stock Purchase Plan is administered by an appointed committee of the Board of Directors.

     The Stock Purchase Plan provides for the issuance of up to 500,000 shares of Common Stock. The Stock Purchase Plan is available to all regular, full-time employees of the Company who have completed at least one year of continuous service.

     The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of July in the years 1998 through 2007, with each offering terminating on June 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the Common Stock on the first day of the offering period or (ii) 85% of the closing price of the Common Stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of Common Stock annually.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Restated Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the "Delaware GCL"). The effect of this provision in the Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders, either directly or through stockholders' derivative suits brought on behalf of the Company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. In addition, the Company has adopted provisions in its Bylaws and entered into indemnification agreements that require the Company to indemnify its directors, officers, and certain other representatives of the Company against expenses and certain other liabilities arising out of their conduct on behalf of the Company to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws. The Company has not indemnified its directors and officers for actions prior to the Mergers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of shares offered hereby, for (i) all directors, the Chief Executive Officer, and the other executive officers (including the four other most highly compensated executive officers), (ii) all directors and executive officers as a group, (iii) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, and (iv) each Selling Stockholder.

                                    SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                        OWNED PRIOR                                  OWNED AFTER
                                        TO OFFERING            SHARES TO BE           OFFERING
                                  -----------------------        SOLD IN       -----------------------
  NAME OF BENEFICIAL OWNER(1)     NUMBER(2)    PERCENT(2)        OFFERING      NUMBER(2)    PERCENT(2)
  ---------------------------     ---------    ----------      ------------    ---------    ----------
DIRECTORS, EXECUTIVE OFFICERS,
  AND 5% STOCKHOLDERS
William H. McGill Jr. ..........  1,516,457      15.66%                0       1,516,458      11.49%
Richard R. Bassett..............  3,813,086      39.37%          665,600       3,147,486      23.84%
Louis R. DelHomme Jr............  1,247,121(3)   12.88%          191,693       1,055,428(3)    7.99%
Richard C. LaManna Jr.(4).......    524,139       5.41%           58,573         465,567       3.53%
Richard C. LaManna III..........    140,907       1.45%                0         140,909       1.07%
Paul Graham Stovall.............    164,102       1.69%           26,624         137,478       1.04%
Darrell C. LaManna(5)...........    524,139       5.41%           53,248         470,893       3.57%
Michael H. McLamb...............     35,601(6)    0.36%                0          35,601(6)    0.27%
Jerry L. Marshall(7)............    534,934       5.52%          159,744         375,190       2.84%
All directors and executive
  officers as a group (eight
  persons)......................  7,965,552      82.25%          995,738       6,969,820      52.80%
OTHER SELLING STOCKHOLDERS
Thomas A. and Theresa C.
  George........................    167,581       1.73%           26,624         140,957       1.07%
Barry Marshall..................     40,408       0.42%            2,662          37,746       0.29%
William Brett McGill............    167,581       1.73%            2,662         164,918       1.25%
Dana Marshall King..............     40,408       0.42%            2,662          37,746       0.29%
Gerald K. Pedigo................    211,664       2.19%           19,807         191,867       1.45%
Edward A. Russell...............    167,581       1.73%            8,520         159,061       1.21%
Jon M. Stovall..................    164,102       1.69%           26,624         137,478       1.04%
Robert S. Stovall...............    164,102       1.69%           19,702         144,400       1.09%

---------------
(1) All persons listed have an address in care of the Company at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and have sole voting and investment power over their shares unless otherwise indicated.

(2) The numbers and percentages shown include shares of Common Stock issuable to the identified person pursuant to stock options that may be exercised within 60 days after May 1, 1998. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

(3) Owned of record by Spicer Partnership Ltd. Spicer Partnership Ltd. owned substantially all of the capital stock of DelHomme prior to its merger with the Company. Louis R. DelHomme Jr. is the majority owner of Spicer Partnership Ltd. and controls the voting interest of the Company's Common Stock held by Spicer Partnership Ltd.

(4) Includes 316,939 shares held by Richard C. LaManna Jr. and Judith L. LaManna, as joint tenants, and 104,095 shares held by Richard C. LaManna Jr. and Judith L. LaManna as co-trustees of the LaManna Family Trust.

(5) Includes 354,744 shares held by Darrell C. LaManna as trustee of the Darrell Christopher LaManna Separate Property Trust, dated January 4, 1993.

(6) Of such shares, 35,600 represent vested options to acquire such shares.

(7) Mr. Marshall was a stockholder of Gulfwind South and serves as an officer and director of a wholly owned subsidiary of the Company.

     Pursuant to this Prospectus, the Company is offering for sale to Brunswick 1,861,200 shares of Common Stock. See "Sale of Shares to Brunswick." In the event Brunswick purchases such shares, Brunswick will beneficially own 14.1% of the outstanding shares of Common Stock after the Offering.

     Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to a total of 437,905 shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. See "Underwriting." The following table sets forth the number of shares held by those Selling Stockholders that are subject to the over-allotment option and the number and percentages of shares to be held by such Selling Stockholders after the Offering, assuming the Underwriters exercise the over-allotment option in full.

                                                                NUMBER OF             SHARES
                                                                SHARES IN       BENEFICIALLY OWNED
                                                                  OVER-           AFTER EXERCISE
                    SELLING STOCKHOLDERS                        ALLOTMENT      --------------------
              SUBJECT TO OVER-ALLOTMENT OPTION                   OPTION         NUMBER      PERCENT
              --------------------------------                -------------    ---------    -------
Richard R. Bassett..........................................        230,458    2,917,029     22.10%
Louis R. DelHomme Jr. ......................................         66,371      989,057      7.49%
Richard C. LaManna Jr. .....................................         20,280      445,287      3.37%
Paul Graham Stovall.........................................          9,218      128,260      0.97%
Darrell C. LaManna..........................................         18,437      452,452      3.43%
Jerry L. Marshall...........................................         55,309      319,879      2.42%
Thomas A. and Theresa C. George.............................          9,219      131,738      1.00%
Barry Marshall..............................................            922       36,824      0.28%
William Brett McGill........................................            922      163,996      1.24%
Dana Marshall King..........................................            922       36,824      0.28%
Gerald K. Pedigo............................................          6,858      185,000      1.40%
Edward A. Russell...........................................          2,950      156,111      1.18%
Jon M. Stovall..............................................          9,218      128,260      0.97%
Robert S. Stovall...........................................          6,821      137,579      1.04%

                              CERTAIN TRANSACTIONS

     The following summarizes certain material agreements between MarineMax, the Merged Companies, and the Property Companies. This summary is not a complete description of such agreements and therefore this discussion is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

THE MERGERS AND PROPERTY ACQUISITIONS -- TERMS OF THE AGREEMENTS

     In March 1998, MarineMax acquired all of the issued and outstanding stock of five of the Merged Companies and all of the beneficial interest in the Property Companies, at which time each such Merged Company and Property Company became a wholly owned subsidiary of the Company. MarineMax issued an aggregate of 9,191,869 shares of Common Stock in connection with these Combination Transactions. In April 1998, the Company acquired all of the issued and outstanding stock of the sixth Merged Company, Stovall, for 492,306 shares of the Company's Common Stock, at which time Stovall became a wholly owned subsidiary of the Company, and the Company and the owners of Stovall entered into leases for the four retail locations of Stovall. The number of shares of Common Stock issued to the stockholders of each Merged Company and Property Company was determined based on negotiations between MarineMax and those companies. The senior executives of the Merged Companies became directors and officers of the Company after the completion of the Mergers, except in the case of Mr. McGill who has served as an officer of the Company since January 1998. The factors considered by the parties in determining the number of shares of Common Stock issued in connection with each of the Mergers consisted of historical cash flows and pro forma operating results, and the number of shares of Common Stock issued in connection with each of the Property Acquisitions was based on the appraised values of the properties owned by each such Property Company. The following table sets forth information concerning the Common Stock issued in the Combination Transactions and the approximate long-term indebtedness of the Merged Companies and Property Companies outstanding at the time of the Combination Transactions:

                                                              SHARES OF
                                                               COMMON           LONG-TERM
                                                                STOCK        OUTSTANDING DEBT
                                                              ---------   ----------------------
                                                                          (DOLLARS IN THOUSANDS)
MERGED COMPANIES:
Bassett.....................................................  2,686,295          $     0
DelHomme (includes DelHomme Realty, Inc.)...................  1,329,266                0
Gulfwind USA................................................  2,032,913            6,248
Gulfwind South..............................................    808,172              171
Harrison's..................................................    943,197              148
Stovall.....................................................    492,306
                                                              ---------          -------
          Total.............................................  8,292,149          $ 6,567
                                                              ---------          -------
PROPERTY COMPANIES:
Bassett Boat Company........................................     51,921          $     0
Bassett Realty, L.L.C. .....................................  1,074,870                0
Gulfwind South Realty, L.L.C. ..............................     19,242            2,100
Harrison's Realty, L.L.C. ..................................    113,409              900
Harrison's Realty California, L.L.C. .......................    132,584            1,090
                                                              ---------          -------
          Total.............................................  1,392,026            4,090
                                                              ---------          -------
Total Consideration in Combination Transactions.............  9,684,175          $10,657
                                                              =========          =======

     In connection with the Combination Transactions, certain persons who became directors, executive officers, and holders of more than 5% of the outstanding shares of the Company upon the consummation of such transactions, together with their spouses, and partnerships and trusts for which they act as general partners and trustees, received shares of Common Stock of the Company. See "Principal and Selling Stockholders."

     With the exception of the number of shares issued in connection with each Combination Transaction, the acquisition of each Merged Company and each Property Company was subject to substantially the same terms and conditions as the other Merged Companies and Property Companies, respectively. The consummation of each Merger was subject to customary conditions. These conditions included, among others, the accuracy on the closing date of the Mergers of the representations and warranties of the Merged Companies and the principal stockholders thereof and of the Company, the performance by each of them of all covenants included in the agreements relating to the Mergers and the absence of a material adverse change in the results of operations, financial condition or business of each Merged Company. The Merger Agreements and Contribution Agreements provide that the stockholders of the Merged Companies and owners of the Property Companies will indemnify MarineMax from certain liabilities that may arise in connection with the respective Combination Transaction. A portion of the Common Stock payable as consideration in connection with each Combination Transaction is pledged for a period of up to one year from the effectiveness of the Combination Transaction as security for the stockholders' and owners' respective indemnification obligations. Pursuant to the Merger Agreements, the stockholders of the Merged Companies agreed not to compete with the Company for five years, commencing on the date of consummation of the Mergers.

     As part of the Merger Agreements, certain stockholders of the Merged Companies have agreed to enter into the employment agreements and/or the lease agreements described elsewhere in this Prospectus. See "Management -- Employment Agreements" and "Certain Transactions -- Leases of Real Property from Affiliates." In connection with their employment with the Company, certain of such stockholders will receive options to purchase Common Stock. See
"Management -- 1998 Stock Incentive Plan."

     Certain of the Merged Companies and Property Companies incurred indebtedness prior to the effectiveness of the Combination Transactions, substantially all of which was personally guaranteed by their stockholders, owners, or entities controlled by their stockholders or owners and remained outstanding at the effectiveness of the Combination Transactions (including approximately $10.7 million of long-term indebtedness). See "Formation of the Company -- The Mergers and Property Acquisitions." The Company intends to use a portion of the net proceeds from the Offering to repay a substantial portion of such indebtedness. See "Use of Proceeds."

LEASES OF REAL PROPERTY FROM AFFILIATES

     The Company leases two retail locations in Houston, Texas from the Sherri-Lindsey Spicer Trust, an irrevocable trust of which relatives of Louis R. DelHomme Jr. are the beneficiaries. The trustee of the trust is Robert B. Arrington, an unrelated third party. Mr. DelHomme is a director and officer of the Company.

     The Company also leases four retail locations in Georgia from separate partnerships, the majority of each of which is owned by the former owners of Stovall. Paul Graham Stovall became a director and officer of the Company following the Stovall Acquisition.

     The Company believes that the rents for these properties do not exceed their fair market rates, that the leases provide for standard market terms, and that the terms of the leases are on terms as favorable as could have been received from unrelated third parties.

FUTURE TRANSACTIONS

     The Company has adopted a policy that it will not enter into any material transaction in which a director or officer has a direct or indirect financial interest unless the transaction is determined by the Company's Board of Directors to be fair as to the Company or is approved by a majority of the Company's disinterested directors or by the Company's stockholders, as provided for under Delaware law.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of serial preferred stock ("Serial Preferred Stock"), par value $0.001 per share. As of May 1, 1998, there were issued and outstanding 9,684,176 shares of Common Stock, and no shares of Serial Preferred Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by the laws of the state of Delaware, but without further action by the Company's stockholders, to provide for the issuance of Serial Preferred Stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Serial Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plan to issue any shares of Serial Preferred Stock.

DELAWARE GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS

     The provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware GCL summarized below may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, or discouraging, delaying, or preventing changes in control or management of the Company.

     Upon the completion of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware GCL. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) prior to the date at which the stockholder became an interested stockholder, the Board of Directors approved either the business combination or the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction in which the stockholder becomes an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans); or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include mergers, consolidations, stock sales, asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder. The Company's Restated Certificate of Incorporation exempts from the application of Section 203 each of the persons receiving Common Stock in the Combination Transactions.

     The Company's Restated Certificate of Incorporation and Bylaws divide the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Bassett and Stovall are Class I directors whose terms will expire in 1999; Mr. McGill is a Class II director whose term will expire in 2000; and Messrs. DelHomme and LaManna are Class III directors whose terms will expire in 2001. Messrs. Thomas and Turley will be Class I and Class II directors, respectively. In accordance with the Delaware GCL, directors serving on classified boards of directors may only be removed from office for cause. These provisions could, under certain circumstances, operate to delay, defer, or prevent a change in control of the Company.

     The Company's Restated Certificate of Incorporation and Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include (a) the authority of the Board to fill vacancies on the Board, and (b) the authority of the Board to issue preferred stock in series with such voting rights and other powers as the Board may determine.

STOCKHOLDERS' AND GOVERNANCE AGREEMENTS

     The Company, Brunswick, and the senior executives of the Company (consisting of William H. McGill Jr., Richard R. Bassett, Louis R. DelHomme Jr., Richard C. LaManna Jr., and Paul Graham Stovall) have entered into a stockholders' agreement (the "Stockholders' Agreement"), and the Company and Brunswick have entered into a governance agreement (the "Governance Agreement"). Subject to certain exceptions, the Stockholders' Agreement restricts the right of the senior executives (which, for this purpose, includes transferees upon the death, pledge, or deposit in trust of or by a senior executive) and Brunswick to sell Common Stock without first complying with the provisions of the agreement. Under the agreement, the senior executives may not sell any Common Stock without first offering to sell the Common Stock to Brunswick if Brunswick has not reached its Targeted Investment Percentage of 19% of the then-outstanding shares of Common Stock and then to the Company, the other senior executives, and Brunswick. Likewise, Brunswick may not sell any Common Stock without first offering to sell the Common Stock to the Company and the senior executives. In each case, the price per share will be the average closing price of the Common Stock on the New York Stock Exchange during the period commencing on the trading day the offer is made and ending on the day of the acceptance of the offer.

     The Stockholders' Agreement does not restrict transfers of Common Stock resulting from a transaction that involves a change in control of the Company or a transaction approved by a majority of the Board of Directors. The Stockholders' Agreement excepts each party from the resale restrictions for sales of Common Stock in any calendar year of up to the lesser of 1% of the issued and outstanding Common Stock or 10% of the shares owned by the party. In addition, the senior executives will not be restricted from selling Common Stock if, at the time of the proposed sale, Brunswick owns the Targeted Investment Percentage and a majority of the members of the Board of Directors constitutes the senior executives and Other Designated Members (as described below) or if the Dealer Agreements between Brunswick and the Merged Companies are not then in full force and effect. As defined in the Stockholders' Agreement, the term "Other Designated Member" means any individual designated by the Company to serve as a member of its Board of Directors and agreed to by Brunswick, which approval will not be unreasonably withheld by Brunswick taking into account whether such individual has the requisite knowledge and experience in business and financial matters as to be reasonably capable of serving as a director of a public corporation with revenue, assets, and operations comparable to the Company. All members of the Company's current Board of Directors are senior executives, and the two proposed directors have been approved by Brunswick.

     The Stockholders' Agreement also gives Brunswick the right to achieve and maintain its Targeted Investment Percentage through open market purchases and through purchases in any future stock offerings by the Company. The Stockholders' Agreement also grants Brunswick a right of first refusal on any proposed sale of the Company's capital stock to any person that competes with the principal lines of Brunswick's marine business.

     Under the Stockholders' Agreement, Brunswick and the senior executives also have agreed to vote their Common Stock in all elections for directors of the Company for board nominees proposed by the Company's Board of Directors if such nominees are either senior executives or Other Designated Members and if, assuming the election of such persons, the majority of the Board of Directors will consist of the senior executives and Other Designated Members. In addition, Brunswick and the senior executives have agreed to vote their Common Stock in favor of all proposals and recommendations made by the Company's Board of Directors and submitted to a vote of the Company's stockholders at an annual or special meeting as long as such proposals or recommendations were approved by a majority of the Board of Directors of the Company and a majority of the Company's Board of Directors consists of the senior executives and Other Designated Members.

     The Stockholders' Agreement has a term of 10 years. The rights of Brunswick, however, under the Stockholders' Agreement are applicable only during such time as the Dealer Agreements remain in full force and effect.

     The Governance Agreement generally restricts Brunswick from owning more than its Targeted Investment Percentage of 19% of the outstanding Common Stock. The Governance Agreement prohibits Brunswick from (i) seeking to affect or influence the control of the management or Board of Directors of the Company or its business, operations, or policies; (ii) entering into a voting trust or other agreement respecting the voting of Common Stock other than the Stockholders' Agreement; (iii) making or participating in any solicitation of proxies to vote Common Stock or seeking to influence any person to vote Common Stock or being a participant in any solicitation in opposition to the recommendation of the majority of the Company's Board of Directors with respect to any matter; (iv) initiating, proposing, or otherwise soliciting any stockholder proposals; (v) entering into any group or otherwise acting in concert with any person for the purpose of acquiring, holding, voting, or disposing of any Common Stock; or (vi) encouraging, supporting, or participating in any tender or exchange offer unless at least 51% of the then-outstanding Common Stock (excluding any Common Stock owned by Brunswick) has been tendered in response to such offer or the Company announces that it supports such offer.

     The Governance Agreement terminates upon the earlier of (a) 10 years from the date of the agreement; (b) such time, if any, that a majority of the Board of Directors has not consisted of the senior executives and Other Designated Members for a period of 60 consecutive days, or (c) the date on which Brunswick has owned less than 5% of the Common Stock for two consecutive years; provided that Brunswick may take no actions inconsistent with the agreement for a period of six months after the termination by it of the Dealer Agreements for cause. The Governance Agreement also will be inoperative during any period that Brunswick owns less than 5% of the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 13,200,000 shares of Common Stock. All of the 4,780,569 shares to be sold in the Offering will be freely tradable without restriction or further registration under the Securities Act unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The 9,684,175 shares issued in connection with the consummation of the Combination Transactions are "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). The Restricted Shares are subject to the holding period, volume, and other resale limitations described below.

     The Company, its directors, executive officers, and substantially all stockholders of the Company as well as Brunswick have agreed, at the request of the Representatives of the Underwriters, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock in the public market during the Lockup Period without the prior written consent of Smith Barney Inc. See "Underwriting." These persons will own substantially all of the Restricted Shares upon completion of the Offering. Subject to compliance with the volume and other limitations of Rule 144 described below, beginning March 1, 1999 and April 30, 1999, one year after completion of the Combination Transactions, respectively, 9,191,869 and 492,306 Restricted Shares will be eligible for sale in the public market.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

     The Company has reserved 1,980,000 shares of Common Stock for issuance under the 1998 Incentive Stock Plan and 500,000 shares of Common Stock for issuance under the 1998 Employee Stock Purchase Plan. Following the Offering, the Company intends to file a registration statement under the Securities Act to register the Common Stock to be issued under these plans. After the effective date of such registration statement, shares issued under these plans will be freely tradable without restriction or further registration under the Securities Act unless acquired by affiliates of the Company, who will be subject to the volume and other limitations of Rule 144.

     In addition, the Company may issue additional shares of Common Stock as part of any acquisition it may complete in the future. In connection with its intention to consummate acquisitions, the Company intends to register 5,000,000 shares of Common Stock under the Securities Act during 1998 for use in connection with future acquisitions. These shares generally will be freely tradable after their issuance by persons not affiliated with the Company or the acquired companies; however, sales of these shares during the Lockup Period would require the prior written consent of Smith Barney Inc. See
"Business -- Strategy."

     Prior to the Offering, there has been no market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through sales of its equity securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

LISTING

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "HZO."

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Smith Barney Inc. ..........................................  1,162,185
William Blair & Company, L.L.C. ............................  1,162,184
ABN AMRO Incorporated.......................................     55,000
BT Alex.Brown Incorporated..................................     55,000
CIBC Oppenheimer Corp. .....................................     55,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     55,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     55,000
PaineWebber Incorporated....................................     55,000
Prudential Securities Incorporated..........................     55,000
Adams, Harkness & Hill, Inc. ...............................     35,000
Legg Mason Wood Walker, Incorporated........................     35,000
McDonald & Company Securities, Inc. ........................     35,000
Raymond James & Associates, Inc. ...........................     35,000
The Robinson-Humphrey Company LLC...........................     35,000
Sanders Morris Mundy Inc. ..................................     35,000
                                                              ---------
          Total.............................................  2,919,369
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and William Blair & Company, L.L.C. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.52 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales of any shares to any accounts over which they exercise discretionary authority.

     The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 437,905 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its executive officers, and directors, the holders of substantially all of the Common Stock, and Brunswick have agreed that, until 180 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock, except that the Company may grant options under the Plan and may issue shares of Common Stock (i) in connection with acquisitions, (ii) pursuant to the Stock Purchase Plan, and (iii) pursuant to the exercise of options granted under the Plan.

     Prior to the Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

     The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time. The Representatives have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                          SALE OF SHARES TO BRUNSWICK

     Pursuant to this Prospectus, the Company is offering for sale to Brunswick 1,861,200 shares of Common Stock at a price per share equal to the Per Share Proceeds to Company set forth on the cover page of this Prospectus. No underwriting discounts or commissions will be paid to or received by the Underwriters on the sale of shares of Common Stock by the Company directly to Brunswick. Brunswick has informed the Company that it intends to purchase all of the shares of Common Stock offered by the Company directly to Brunswick pursuant to this Prospectus, subject to the early termination or expiration of the applicable notification period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the effectiveness of the Registration Statement of which this Prospectus forms a part. Brunswick, however, has no obligation to purchase the shares. In the event that Brunswick does not purchase the shares, the Company will file a post-effective amendment to the Registration Statement of which this Prospectus forms a part describing the plan of distribution for such shares. The Company will not proceed with any alternative plan of distribution until it files such a post-effective amendment. If Brunswick purchases the shares, the Company will indemnify Brunswick against certain liabilities, including liabilities under the Securities Act, in connection with such purchase of shares of Common Stock by Brunswick. Any shares of Common Stock purchased by Brunswick will be subject to certain restrictions on transfer for 180 days following the date of this Prospectus. See "Underwriting."

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits thereto, may be inspected at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of the material contained therein may be obtained at prescribed rates from the Commission's public reference facilities in Washington, D.C. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

                        MARINEMAX, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
  Basis of Presentation.....................................   F-2
  Pro Forma Consolidated Balance Sheet......................   F-3
  Pro Forma Consolidated Statements of Operations...........   F-4
  Notes to Pro Forma Consolidated Financial Statements......   F-7

CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants........  F-10
  Consolidated Balance Sheets...............................  F-11
  Consolidated Statements of Income.........................  F-12
  Consolidated Statements of Stockholders' Equity...........  F-13
  Consolidated Statements of Cash Flows.....................  F-14
  Notes to Consolidated Financial Statements................  F-16

                        MARINEMAX, INC. AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION
                                  (UNAUDITED)

     MarineMax, Inc. (MarineMax) was formed in January 1998. On March 1, 1998, MarineMax acquired all of the issued and outstanding common stock of Bassett Boat Company of Florida, Gulfwind South, Inc., Gulfwind U.S.A., Inc., 11502 Dumas, Inc. d/b/a/ Louis DelHomme Marine, Harrison's Boat Center, Inc., and Harrison's Marine Centers of Arizona, Inc. (the Merged Companies) in exchange for shares of MarineMax's Common Stock (the Mergers). Simultaneously with the Mergers, MarineMax acquired all of the beneficial interests in Bassett Boat Company, Bassett Realty, L.L.C., Gulfwind South Realty, L.L.C., Harrison's Realty, L.L.C., and Harrison's Realty California, L.L.C. in exchange for shares of MarineMax's Common Stock (the Property Acquisitions). These acquisitions have been accounted for under the pooling-of-interests method of accounting. The historical financial statements of MarineMax, Inc. and subsidiaries (the Company) have been restated to include the accounts and operating results of the Merged Companies for all dates and periods prior to the combinations. The Property Acquisitions were reflected in the historical financial statements as of March 1, 1998.

     On April 30, 1998, MarineMax acquired all of the issued and outstanding common stock of Stovall Marine, Inc. (Stovall). The Stovall acquisition has been accounted for under the purchase method of accounting. The accompanying pro forma financial statements give effect to the acquisition of Stovall, an initial public offering (the Offering), and certain other pro forma adjustments. See notes to Pro Forma Consolidated Financial Statements.

     The pro forma balance sheet gives effect to the Offering and the acquisition of Stovall as if they had occurred on March 31, 1998. The pro forma statements of operations give effect to the Offering and the acquisition of Stovall Marine as if they had occurred on January 1, 1997. See Notes to Pro Forma Consolidated Financial Statements.

     The pro forma adjustments are based on estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions had occurred on those dates and are not necessarily representative of the Company's financial position or results of operations for any future period. The pro forma financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors" included elsewhere herein.

                        MARINEMAX, INC. AND SUBSIDIARIES

             PRO FORMA CONSOLIDATED BALANCE SHEET -- MARCH 31, 1998
                                  (UNAUDITED)

                                                 HISTORICAL
                                        ----------------------------    PRO FORMA                      OFFERING       PRO FORMA
                                          MARINEMAX       STOVALL      ADJUSTMENTS     PRO FORMA     ADJUSTMENTS     AS ADJUSTED
                                        -------------   ------------   -----------   -------------   ------------   -------------
                                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........  $   5,308,153   $    410,271   $        --   $   5,718,424   $         --   $   5,718,424
  Accounts receivable, net............      8,813,767        848,118            --       9,661,885             --       9,661,885
  Inventories.........................     70,185,101      8,162,477            --      78,347,578             --      78,347,578
  Prepaid and other current assets....      2,744,758        295,245            --       3,040,003             --       3,040,003
  Deferred income tax asset...........      5,838,175             --            --       5,838,175             --       5,838,175
                                        -------------   ------------   -----------   -------------   ------------   -------------
        Total current assets..........     92,889,954      9,716,111            --     102,606,065             --     102,606,065
PROPERTY AND EQUIPMENT, net...........     15,254,305        327,495            --      15,581,800             --      15,581,800
GOODWILL..............................             --             --     4,920,271       4,920,271             --       4,920,271
OTHER ASSETS..........................        130,914        267,127            --         398,041             --         398,041
                                        -------------   ------------   -----------   -------------   ------------   -------------
        Total assets..................  $ 108,275,173   $ 10,310,733   $ 4,920,271   $ 123,506,177   $         --   $ 123,506,177
                                        =============   ============   ===========   =============   ============   =============
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................  $  10,106,430   $    979,643   $        --   $  11,086,073   $         --   $  11,086,073
  Customer deposits...................      7,003,124         73,735            --       7,076,859             --       7,076,859
  Accrued expenses....................      5,668,864        732,507            --       6,401,371             --       6,401,371
  Floor plan notes payable............     44,002,099      7,131,627            --      51,133,726    (19,136,874)     31,966,852
  Short-term borrowings...............      4,200,908             --            --       4,200,908     (4,200,908)             --
  Current maturities of long-term
    debt..............................        217,095             --            --         217,095       (169,066)         48,029
  Settlement payable..................     15,000,000             --            --      15,000,000             --      15,000,000
  Due to related parties..............      5,500,020        775,000            --       6,275,020     (6,275,020)             --
                                        -------------   ------------   -----------   -------------   ------------   -------------
        Total current liabilities.....     91,698,540      9,692,512            --     101,391,052    (29,781,868)     71,609,184
                                        -------------   ------------   -----------   -------------   ------------   -------------
LONG-TERM DEBT, net of current maturi-
  ties................................     10,440,329             --            --      10,440,329     (8,589,586)      1,850,743
                                        -------------   ------------   -----------   -------------   ------------   -------------
DEFERRED TAX LIABILITY................      1,273,357             --            --       1,273,357             --       1,273,357
                                        -------------   ------------   -----------   -------------   ------------   -------------
COMMITMENTS AND CONTINGENCIES.........
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock.....................             --             --            --              --             --              --
  Common stock........................          9,192        108,400      (107,908)          9,684          3,516          13,200
  Additional paid-in capital..........      7,116,863             --     5,538,000      12,654,863     38,367,938      51,022,801
  Retained earnings (deficit).........     (2,263,108)       547,720      (547,720)     (2,263,108)            --      (2,263,108)
                                        -------------   ------------   -----------   -------------   ------------   -------------
                                            4,862,947        656,120     4,882,372      10,401,439     38,371,454      48,772,893
  Less -- Common stock in treasury, at
    cost..............................             --        (37,899)       37,899              --             --              --
                                        -------------   ------------   -----------   -------------   ------------   -------------
        Total stockholder's equity
          (deficit)...................      4,862,947        618,221     4,920,271      10,401,439     38,371,454      48,772,893
                                        -------------   ------------   -----------   -------------   ------------   -------------
        Total liabilities and
          stockholder's equity
          (deficit)...................  $ 108,275,173   $ 10,310,733   $ 4,920,271   $ 123,506,177   $         --   $ 123,506,177
                                        =============   ============   ===========   =============   ============   =============

   The accompanying notes are an integral part of this pro forma consolidated balance sheet.

                        MARINEMAX, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                               HISTORICAL
                                       --------------------------    PRO FORMA                       OFFERING        PRO FORMA
                                        MARINEMAX       STOVALL     ADJUSTMENTS       PRO FORMA     ADJUSTMENTS     AS ADJUSTED
                                       ------------   -----------   -----------      ------------   -----------     ------------
REVENUE..............................  $169,675,293   $18,743,463   $       --       $188,418,756    $      --      $188,418,756
COST OF SALES........................   127,417,846    13,869,520           --        141,287,366           --       141,287,366
                                       ------------   -----------   -----------      ------------    ---------      ------------
        Gross profit.................    42,257,447     4,873,943           --         47,131,390           --        47,131,390
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................    25,722,799     2,653,194   (3,354,617)(e)(g)   25,021,376          --        25,021,376
                                       ------------   -----------   -----------      ------------    ---------      ------------
        Income from operations.......    16,534,648     2,220,749    3,354,617         22,110,014           --        22,110,014
INTEREST EXPENSE, NET................     1,380,684       261,273     (300,000)(h)      1,341,957     (782,506)(i)       559,451
                                       ------------   -----------   -----------      ------------    ---------      ------------
INCOME BEFORE INCOME TAXES...........    15,153,964     1,959,476    3,654,617         20,768,057      782,506        21,550,563
PROVISION FOR INCOME TAXES...........       410,824       737,000    6,846,483(f)       7,994,307      305,177(i)      8,299,484
                                       ------------   -----------   -----------      ------------    ---------      ------------
NET INCOME (LOSS)....................  $ 14,743,140   $ 1,222,476   $(3,191,866)     $ 12,733,750    $ 477,329      $ 13,251,079
                                       ============   ===========   ===========      ============    =========      ============
PRO FORMA NET INCOME PER COMMON
  SHARE:
  Basic..............................                                                                               $       1.00
                                                                                                                    ============
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES USED IN COMPUTING PRO FORMA
  NET INCOME PER SHARE:
  Basic..............................                                                                                 13,200,000
                                                                                                                    ============

   The accompanying notes are an integral part of this pro forma consolidated statement.

                        MARINEMAX, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                            HISTORICAL
                                     ------------------------    PRO FORMA                       OFFERING       PRO FORMA
                                      MARINEMAX     STOVALL     ADJUSTMENTS        PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                     -----------   ----------   -----------       -----------   -----------    -----------
REVENUE............................  $44,341,011   $1,018,725   $        --       $45,359,736   $        --    $45,359,736
COST OF SALES......................   34,689,070      833,110            --        35,522,180            --     35,522,180
                                     -----------   ----------   -----------       -----------   -----------    -----------
         Gross profit..............    9,651,941      185,615            --         9,837,556            --      9,837,556
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.........................   13,457,623      863,640    (4,740,731)(e)(g)   9,580,532           --      9,580,532
                                     -----------   ----------   -----------       -----------   -----------    -----------
         Income (loss) from
           operations..............   (3,805,682)    (678,025)    4,740,731           257,024            --        257,024
INTEREST EXPENSE, NET..............      397,964       53,662      (100,000)(h)       351,626      (223,405)(i)     128,221
                                     -----------   ----------   -----------       -----------   -----------    -----------
INCOME (LOSS) BEFORE INCOME
  TAXES............................   (4,203,646)    (731,687)    4,840,731           (94,602)      223,405        128,803
PROVISION (BENEFIT) FOR INCOME
  TAXES............................     (426,524)    (274,500)      705,995(f)          4,971        87,128(i)      92,099
                                     -----------   ----------   -----------       -----------   -----------    -----------
NET INCOME (LOSS)..................  $(3,777,122)  $ (457,187)  $ 4,134,736       $   (99,573)  $   136,277    $    36,704
                                     ===========   ==========   ===========       ===========   ===========    ===========
PRO FORMA NET INCOME PER COMMON
  SHARE:
  Basic............................                                                                            $       .00
                                                                                                               ===========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES USED IN COMPUTING PRO
  FORMA NET INCOME PER SHARE:
    Basic..........................                                                                             13,200,000
                                                                                                               ===========

   The accompanying notes are an integral part of this pro forma consolidated statement.

                        MARINEMAX, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                             HISTORICAL
                                      -------------------------    PRO FORMA                           OFFERING       PRO FORMA
                                       MARINEMAX      STOVALL     ADJUSTMENTS           PRO FORMA     ADJUSTMENTS    AS ADJUSTED
                                      ------------   ----------   -----------          ------------   -----------    ------------
REVENUE.............................  $103,509,879   $7,644,279   $        --          $111,154,158   $        --    $111,154,158
COST OF SALES.......................    80,438,155    6,223,350            --            86,661,505            --      86,661,505
                                      ------------   ----------   -----------          ------------   -----------    ------------
        Gross profit................    23,071,724    1,420,929            --            24,492,653            --      24,492,653
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..........................    24,032,152    1,849,541    (5,093,976)(e)(g)     20,787,717            --      20,787,717
SETTLEMENT OBLIGATION...............    15,000,000           --            --            15,000,000            --      15,000,000
                                      ------------   ----------   -----------          ------------   -----------    ------------
        Income (loss) from
          operations................   (15,960,428)    (428,612)    5,093,976           (11,295,064)           --     (11,295,064)
INTEREST EXPENSE, NET...............     1,000,162      (49,411)     (200,000)(h)           750,751      (444,273)(i)      306,478
                                      ------------   ----------   -----------          ------------   -----------    ------------
INCOME (LOSS) BEFORE INCOME TAXES...   (16,960,590)    (379,201)    5,293,976           (12,045,815)      444,273     (11,601,542)
INCOME TAX (BENEFIT) PROVISION......    (4,580,862)    (161,893)        2,702(j)         (4,740,053)      177,709(i)   (4,562,344)
                                      ------------   ----------   -----------          ------------   -----------    ------------
NET INCOME (LOSS)...................  $(12,379,728)  $ (217,308)  $ 5,291,274          $ (7,305,762)  $   266,564    $ (7,039,198)
                                      ============   ==========   ===========          ============   ===========    ============
PRO FORMA NET LOSS PER COMMON SHARE:
  Basic.............................                                                                                 $       (.53)
                                                                                                                     ============
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES USED IN COMPUTING PRO FORMA
  NET INCOME PER SHARE:
    Basic...........................                                                                                   13,200,000
                                                                                                                     ============

   The accompanying notes are an integral part of this pro forma consolidated statement.

                        MARINEMAX, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  GENERAL:

     The accompanying pro forma information presents the pro forma financial position of MarineMax, Inc. and subsidiaries (the Company) as of March 31, 1998, and the pro forma results of operations for the nine month period ended September 30, 1997, and the three- and six-month periods ended December 31, 1997 and March 31, 1998, respectively.

     The historical financial statements of the Company were derived from the historical statements of income for the nine-, three- and six-month periods ended September 30 and December 31, 1997, and March 31, 1998, respectively, and the historical balance sheet as of March 31, 1998. See the Consolidated Financial Statements and notes thereto for the Company included elsewhere in this Prospectus. The historical financial statements of Stovall Marine, Inc. (Stovall) were derived from the historical statements of income of Stovall for the nine-, three- and six-month periods ended September 30 and December 31, 1997, and March 31, 1998, respectively, and the historical balance sheet as of March 31, 1998. The financial statements for Stovall have not been included in this prospectus due to the insignificance of Stovall as compared to the Company under Rule 3-05 of Regulation S-X.

2.  ACQUISITION OF STOVALL MARINE

     On April 30, 1998, the Company acquired all of the issued and outstanding common stock of Stovall in exchange for 492,306 shares of the Company's Common Stock. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $4.9 million of goodwill, representing the excess purchase price over the estimated fair value of net assets acquired. The goodwill is being amortized over 40 years.

                        MARINEMAX, INC. AND SUBSIDIARIES

3.  ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET:

     The following table summarizes the pro forma adjustments to the balance sheet as of March 31, 1998:

                                             PRO FORMA
                                            ADJUSTMENTS      TOTAL                OFFERING ADJUSTMENTS
                                            -----------    PRO FORMA    ----------------------------------------   TOTAL OFFERING
                                                (a)       ADJUSTMENTS       (b)           (c)            (d)        ADJUSTMENTS
                                            -----------   -----------   -----------   ------------   -----------   --------------
                                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............  $       --    $       --    $38,371,454   $(32,096,434)  $(6,275,020)   $         --
                                            ----------    ----------    -----------   ------------   -----------    ------------
        Total current assets..............          --            --     38,371,454    (32,096,434)   (6,275,020)             --
GOODWILL..................................   4,920,271     4,920,271             --             --            --              --
                                            ----------    ----------    -----------   ------------   -----------    ------------
        Total assets......................  $4,920,271    $4,920,271    $38,371,454   $(32,096,434)  $(6,275,020)   $         --
                                            ==========    ==========    ===========   ============   ===========    ============
                                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Floor plan notes payable................  $       --    $       --    $        --   $(19,136,874)  $        --    $(19,136,874)
  Short-term borrowings...................          --            --             --     (4,200,908)           --      (4,200,908)
  Current maturities of long-term debt....          --            --             --       (169,066)           --        (169,066)
  Due to related parties..................          --            --             --             --    (6,275,020)     (6,275,020)
                                            ----------    ----------    -----------   ------------   -----------    ------------
        Total current liabilities.........          --            --             --    (23,506,848)   (6,275,020)    (29,781,868)
LONG-TERM DEBT, net of current
  maturities..............................          --            --             --     (8,589,586)           --      (8,589,586)
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock............................    (107,908)     (107,908)         3,516             --            --           3,516
  Additional paid-in capital..............   5,538,000     5,538,000     38,367,938             --            --      38,367,938
  Retained earnings (deficit).............    (547,720)     (547,720)            --             --            --              --
                                            ----------    ----------    -----------   ------------   -----------    ------------
                                             4,882,372     4,882,372     38,371,454             --            --      38,371,454
  Less -- Common stock in treasury, at
    cost..................................      37,899        37,899             --             --            --              --
                                            ----------    ----------    -----------   ------------   -----------    ------------
        Total stockholders' equity
          (deficit).......................   4,920,271     4,920,271     38,371,454             --            --      38,371,454
                                            ----------    ----------    -----------   ------------   -----------    ------------
        Total liabilities and
          stockholders' equity
          (deficit).......................  $4,920,271    $4,920,271    $38,371,454   $(32,096,434)  $(6,275,020)   $         --
                                            ==========    ==========    ===========   ============   ===========    ============

(a) Records the acquisition of Stovall in exchange for Common Stock of the Company.

(b) Reflects the net proceeds from the sale by the Company of 3,515,824 shares of Common Stock in the Offering at $12.50 per share, estimated to be approximately $38,371,000 (after deducting underwriting discounts and commissions and estimated offering expenses).

(c) Reflects the use of a portion of the net proceeds of the Offering to reduce floor plan notes payable of $19,136,874, short-term borrowings of $4,200,908, and long-term debt of $8,758,652.

(d) Reflects the settlement of certain related party payables and receivables with proceeds from the Offering.

                        MARINEMAX, INC. AND SUBSIDIARIES

4.  ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENTS OF INCOME:

(e) Reflects an adjustment of approximately $3,448,000, $4,772,000 and $5,156,000 for the nine-month, three-month and six-month periods ended September 30, and December 31, 1997, and March 31, 1998, respectively, to reduce officer and employee compensation based upon employment agreements entered into in connection with the Mergers. This adjustment does not reflect discretionary bonuses, if any, which may be paid to these individuals.

(f) For the nine-month and three-month periods ended September 30, and December 31, 1997, reflects the provision for income taxes as if all the Company's subsidiaries were C corporations during the period presented.

(g) Reflects goodwill amortization expense of approximately $93,000, $31,000 and $62,000 for the nine-month, three-month and six-month periods ended September 30, and December 31, 1997, and March 31, 1998, respectively, in connection with the acquisition of Stovall. The goodwill is being amortized over an estimated useful life of 40 years.

(h) Reflects a reduction of the Company's borrowing rate on outstanding floor plan balances as a result of a newly secured working capital line of credit providing interest based on LIBOR plus 125 basis points.

(i) Reflects the elimination of interest expense resulting from the reduction of floor plan notes payable, short-term borrowings and long-term debt by utilizing a portion of the net proceeds of the Offering.

(j) Reflects the provision for income taxes as if all the Company's subsidiaries were C corporations during the period presented. Effective with the Mergers, all subsidiaries of the Company elected C corporation tax status. The Company recorded a tax provision of approximately $1,680,000 to recognize differences in the bases of assets and liabilities for financial reporting and tax purposes, which is eliminated herewith.

    5.  PRO FORMA NET INCOME PER SHARE:

The shares used in computing pro forma net income per share are as follows:

Outstanding shares of Common Stock.......................   9,191,870
Shares issued to purchase Stovall........................     492,306
Shares issued in the Offering............................   3,515,824
                                                           ----------
  Pro forma, as adjusted shares..........................  13,200,000
                                                           ==========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To MarineMax, Inc.:

     We have audited the accompanying consolidated balance sheets of MarineMax, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996, and September 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1995 and 1996, and the nine-month period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries as of December 31, 1996, and September 30, 1997, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1996, and the nine-month period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tampa, Florida,
March 2, 1998 (except with respect to the matters discussed in Note 13, as to which the date is April 30, 1998)

                        MARINEMAX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     DECEMBER 31,    SEPTEMBER 30,     MARCH 31,
                                                         1996            1997             1998
                                                     ------------    -------------    ------------
                                                                                      (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................  $ 2,639,276      $11,014,090     $  5,308,153
  Accounts receivable..............................    4,990,025        6,779,176        8,813,767
  Due from related parties.........................      516,393          585,913               --
  Inventories......................................   53,537,272       50,404,178       70,185,101
  Prepaids and other current assets................      462,171          530,024        2,744,758
  Deferred tax asset...............................      666,581          529,212        5,838,175
                                                     -----------      -----------     ------------
          Total current assets.....................   62,811,718       69,842,593       92,889,954
PROPERTY AND EQUIPMENT, net........................    4,951,848        5,389,397       15,254,305
DUE FROM RELATED PARTY.............................       54,719           54,719               --
OTHER ASSETS.......................................       37,964           86,023          130,914
                                                     -----------      -----------     ------------
          Total assets.............................  $67,856,249      $75,372,732     $108,275,173
                                                     ===========      ===========     ============

                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................  $ 4,015,110      $ 6,080,006     $ 10,106,430
  Customer deposits................................    1,642,978        3,395,914        7,003,124
  Accrued expenses.................................    3,504,602        4,195,239        5,668,864
  Floor plan notes payable.........................   39,250,055       26,152,099       44,002,099
  Short-term borrowings............................    3,390,601        2,711,677        4,200,908
  Current maturities of long-term debt.............      146,344          973,269          217,095
  Settlement payable...............................           --               --       15,000,000
  Due to stockholders..............................    2,640,434        5,555,540        5,500,020
                                                     -----------      -----------     ------------
          Total current liabilities................   54,590,124       49,063,744       91,698,540
                                                     -----------      -----------     ------------
LONG-TERM DEBT, net of current maturities..........      949,309        5,981,487       10,440,329
                                                     -----------      -----------     ------------
DEFERRED TAX LIABILITY.............................           --               --        1,273,357
                                                     -----------      -----------     ------------
COMMITMENTS AND CONTINGENCIES......................
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
     shares authorized, none issued or
     outstanding...................................           --               --               --
  Common stock, $.001 par value; 40,000,000 shares
     authorized, 8,574,957 and 7,799,844 shares
     issued at December 31, 1996, and September 30,
     1997, respectively............................        8,575            7,800            9,192
  Additional paid-in capital.......................      589,783               --        7,116,863
  Retained earnings................................   11,718,458       20,319,701       (2,263,108)
                                                     -----------      -----------     ------------

          Total stockholders' equity...............   12,316,816       20,327,501        4,862,947
                                                     -----------      -----------     ------------
          Total liabilities and stockholders'
            equity.................................  $67,856,249      $75,372,732     $108,275,173
                                                     ===========      ===========     ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                        MARINEMAX, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   FOR THE
                                      FOR THE YEAR ENDED         NINE-MONTH      FOR THE SIX-MONTH PERIOD
                                         DECEMBER 31,           PERIOD ENDED         ENDED MARCH 31,
                                  ---------------------------   SEPTEMBER 30,   --------------------------
                                      1995           1996           1997           1997           1998
                                  ------------   ------------   -------------   -----------   ------------
                                                                                       (UNAUDITED)
REVENUE........................   $152,888,507   $175,060,206   $169,675,293    $87,778,550   $103,509,879
COST OF SALES..................    116,896,249    132,641,343    127,417,846     68,531,377     80,438,155
                                  ------------   ------------   ------------    -----------   ------------
          Gross profit.........     35,992,258     42,418,863     42,257,447     19,247,173     23,071,724
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES......     28,373,608     34,449,295     25,722,799     20,075,378     24,032,152
SETTLEMENT OBLIGATION..........             --             --             --             --     15,000,000
                                  ------------   ------------   ------------    -----------   ------------
          Income (loss) from
            operations.........      7,618,650      7,969,568     16,534,648       (828,205)   (15,960,428)
INTEREST EXPENSE, net..........        948,512      1,268,027      1,380,684        524,958      1,000,162
                                  ------------   ------------   ------------    -----------   ------------
INCOME (LOSS) BEFORE INCOME
  TAXES........................      6,670,138      6,701,541     15,153,964     (1,353,163)   (16,960,590)
INCOME TAX (BENEFIT)
  PROVISION....................        (49,097)        20,514        410,824       (484,844)    (4,580,862)
                                  ------------   ------------   ------------    -----------   ------------
NET INCOME (LOSS)..............   $  6,719,235   $  6,681,027   $ 14,743,140    $  (868,319)  $(12,379,728)
                                  ============   ============   ============    ===========   ============
NET INCOME (LOSS) PER COMMON
  SHARE:
     Basic.....................   $        .78   $        .78   $       1.89    $      (.11)  $      (1.54)
                                  ============   ============   ============    ===========   ============
UNAUDITED PRO FORMA INCOME TAX
  PROVISION (BENEFIT)..........   $  2,709,015   $  2,668,467   $  5,554,629                  $ (1,935,651)
                                  ------------   ------------   ------------                  ------------
UNAUDITED PRO FORMA NET INCOME
  (LOSS).......................   $  4,010,220   $  4,012,560   $  9,188,511                  $(10,444,077)
                                  ============   ============   ============                  ============
UNAUDITED PRO FORMA NET INCOME
  (LOSS) PER COMMON SHARE:
     Basic.....................   $        .47   $        .47   $       1.18                  $      (1.30)
                                  ============   ============   ============                  ============
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES USED IN
  COMPUTING NET INCOME (LOSS)
  PER COMMON SHARE AND
  UNAUDITED PRO FORMA NET
  INCOME (LOSS) PER COMMON
  SHARE:
     Basic.....................      8,574,957      8,574,957      7,799,844      7,799,844      8,036,947
                                  ============   ============   ============    ===========   ============

 The accompanying notes are an integral part of these consolidated statements.

                        MARINEMAX, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996,
                THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997,
           AND THE SIX-MONTH PERIOD ENDED MARCH 31, 1998 (UNAUDITED)

                                                    COMMON STOCK      ADDITIONAL                      TOTAL
                                                 ------------------    PAID-IN       RETAINED     STOCKHOLDERS'
                                                  SHARES     AMOUNT    CAPITAL       EARNINGS        EQUITY
                                                 ---------   ------   ----------   ------------   -------------
BALANCE, January 1, 1995.......................  8,574,957   $8,575   $  588,783   $  9,665,550   $ 10,262,908
  Net income...................................         --       --           --      6,719,235      6,719,235
  Capital contribution.........................         --       --        1,000             --          1,000
  Distributions to stockholders................         --       --           --     (5,857,754)    (5,857,754)
                                                 ---------   ------   ----------   ------------   ------------
BALANCE, December 31, 1995.....................  8,574,957    8,575      589,783     10,527,031     11,125,389
  Net income...................................         --       --           --      6,681,027      6,681,027
  Distributions to stockholders................         --       --           --     (5,489,600)    (5,489,600)
                                                 ---------   ------   ----------   ------------   ------------
BALANCE, December 31, 1996.....................  8,574,957    8,575      589,783     11,718,458     12,316,816
  Net income...................................         --       --           --     14,743,140     14,743,140
  Capital contribution.........................         --       --        1,000             --          1,000
  Distributions to stockholders................         --       --           --       (633,455)      (633,455)
  Redemption of common stock...................   (775,113)    (775)    (590,783)    (5,508,442)    (6,100,000)
                                                 ---------   ------   ----------   ------------   ------------
BALANCE, September 30, 1997....................  7,799,844    7,800           --     20,319,701     20,327,501
  Net loss (unaudited).........................         --       --           --    (12,379,728)   (12,379,728)
  Capital contributions (unaudited)............  1,392,026    1,392    5,327,646             --      5,329,038
  Distributions to stockholders (unaudited)....         --       --           --     (8,413,864)    (8,413,864)
  Contribution of S corporation retained
     earnings..................................         --       --    1,789,217     (1,789,217)            --
                                                 ---------   ------   ----------   ------------   ------------
BALANCE, March 31, 1998 (unaudited)............  9,191,870   $9,192   $7,116,863   $ (2,262,108)  $  4,862,947
                                                 =========   ======   ==========   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                        MARINEMAX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE
                                        FOR THE YEAR ENDED        NINE-MONTH      FOR THE SIX-MONTH PERIOD
                                           DECEMBER 31,          PERIOD ENDED         ENDED MARCH 31,
                                     -------------------------   SEPTEMBER 30,   --------------------------
                                        1995          1996           1997           1997           1998
                                     -----------   -----------   -------------   -----------   ------------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)................  $ 6,719,235   $ 6,681,027    $14,743,140    $  (868,319)  $(12,379,728)
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities
     Depreciation and
       amortization................      603,341       707,055        595,173        412,898        394,904
     Deferred income tax
       (provision) benefit.........      (71,682)     (594,899)       137,369        666,581     (4,035,606)
     Loss (gain) on sale of
       property and equipment......       13,365       (17,054)          (318)        26,637             --
     (Increase) decrease in --
       Accounts receivable.........   (1,383,825)   (1,834,280)    (1,789,151)       155,569     (2,034,591)
       Due from related parties....       94,346      (481,623)       (69,520)      (464,827)       640,632
       Inventories.................   (5,773,855)  (12,575,374)     3,133,094    (16,798,344)   (19,780,923)
       Prepaids and other assets...     (391,221)      377,772       (115,912)       555,008     (2,259,625)
     (Decrease) increase in --
       Accounts payable............     (911,599)    1,788,149      2,064,896      1,858,507      4,026,424
       Customer deposits...........      467,956    (2,541,399)     1,752,936      1,662,470      3,607,210
       Accrued expenses and other
          liabilities..............    1,108,394     1,597,567        690,637     (1,650,215)     1,473,625
       Floor plan notes payable....    5,316,611    13,538,528    (13,097,956)    13,326,668     17,850,000
       Settlement payable..........           --            --             --             --     15,000,000
                                     -----------   -----------    -----------    -----------   ------------
          Net cash provided by
            (used in) operating
            activities.............    5,791,066     6,645,469      8,044,388     (1,117,367)     2,502,322
                                     -----------   -----------    -----------    -----------   ------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of property and
     equipment.....................   (1,148,178)   (1,329,898)    (1,049,392)      (941,206)      (830,747)
  Proceeds from sale of property
     and equipment.................        3,939        60,201         16,988             --             --
                                     -----------   -----------    -----------    -----------   ------------
          Net cash used in
            investing activities...   (1,144,239)   (1,269,697)    (1,032,404)      (941,206)      (830,747)
                                     -----------   -----------    -----------    -----------   ------------

                        MARINEMAX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                                          FOR THE
                                                                        NINE-MONTH
                                              FOR THE YEAR ENDED          PERIOD        FOR THE SIX-MONTH PERIOD
                                                 DECEMBER 31,              ENDED            ENDED MARCH 31,
                                           -------------------------   SEPTEMBER 30,   --------------------------
                                              1995          1996           1997           1997           1998
                                           -----------   -----------   -------------   -----------   ------------
                                                                                              (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital Contribution...................        1,000            --          1,000             --             --
  Net decrease in cash overdraft.........     (964,355)           --             --             --             --
  Net borrowings (repayments) on notes
    payable to related parties...........    1,422,975       (53,996)     2,752,106      2,373,594       (871,426)
  Borrowings on long-term debt...........      114,568     1,142,761      1,491,781             --             --
  Repayments on long-term debt...........     (200,000)   (1,123,583)    (1,732,678)      (113,263)      (397,359)
  Net borrowings (repayments) on
    short-term borrowings................    1,299,460       541,141       (678,924)     3,842,032      1,489,231
  Distributions to stockholders..........   (5,749,436)   (5,489,600)      (470,455)    (5,219,883)    (7,597,958)
                                           -----------   -----------    -----------    -----------   ------------
         Net cash (used in) provided by
           financing activities..........   (4,075,788)   (4,983,277)     1,362,830        882,480     (7,377,512)
                                           -----------   -----------    -----------    -----------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS............................      571,039       392,495      8,374,814     (1,176,093)    (5,705,937)
CASH AND CASH EQUIVALENTS, beginning of
  period.................................    1,675,742     2,246,781      2,639,276      6,149,772     11,014,090
                                           -----------   -----------    -----------    -----------   ------------
CASH AND CASH EQUIVALENTS, end of
  period.................................  $ 2,246,781   $ 2,639,276    $11,014,090    $ 4,973,679   $  5,308,153
                                           ===========   ===========    ===========    ===========   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for
    Interest.............................  $ 1,881,296   $ 2,267,778    $ 2,248,500    $   818,277   $  1,255,101
    Income taxes.........................  $     1,562   $    10,528    $    24,230    $        --   $         --
SUPPLEMENTAL DISCLOSURES OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
  Distribution declared but not yet
    paid.................................  $   108,318   $        --    $   163,000    $        --   $    815,906
  Long-term debt issued for redemption of
    common stock.........................  $        --   $        --    $ 6,100,000    $ 6,100,000   $         --
  Acquisition of property and equipment,
    in exchange for common stock.........  $        --   $        --    $        --    $        --   $  9,429,065
  Assumption of long-term debt in
    conjunction with the acquisition of
    property and equipment...............  $        --   $        --    $        --    $        --   $  4,100,027

 The accompanying notes are an integral part of these consolidated statements.

                        MARINEMAX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     MarineMax, Inc. (MarineMax) and subsidiaries (the Company) are primarily engaged in the retail sale and service of new and used boats, motors, trailers, marine parts and accessories in Florida, Texas, Arizona and California.

     MarineMax was formed on January 23, 1998, through a capital contribution of $500 from its founding shareholder. MarineMax effected a business combination on March 1, 1998, in which it acquired all of the issued and outstanding common stock of Bassett Boat Company of Florida, Gulfwind South, Inc., Gulfwind U.S.A., Inc., 11502 Dumas, Inc. and subsidiaries d/b/a Louis DelHomme Marine, Harrison's Boat Center, Inc., Harrison's Marine Centers of Arizona, Inc. (collectively, the Merged Companies) and all of the beneficial interests in Bassett Boat Company, Bassett Realty, L.L.C., Gulfwind South Realty, L.L.C., Harrison's Realty, L.L.C. and Harrison's Realty California, L.L.C. (collectively, the Property Acquisitions) in exchange for 9,191,869 shares of the Company's common stock (the Pooling).

     The business combination referred to above has been accounted for under the pooling-of-interests method of accounting. Thus, the accompanying financial statements have been restated to include the accounts and operating results of MarineMax and the Merged Companies for all dates and periods prior to the combination. The Property Acquisitions have been reflected in the accompanying financial statements as of March 1, 1998.

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2.  SIGNIFICANT ACCOUNTING POLICIES:

FISCAL YEAR

     The Company changed its fiscal year-end from December 31 to September 30 to coincide more closely with its natural business cycle. As a result, the accompanying financial statements present the nine-month transition period which began January 1, 1997, and ended September 30, 1997. Results of operations (unaudited) for the nine-month period ended September 30, 1996, were as follows:

                                                                 AMOUNT
                                                              ------------
Revenue.....................................................  $136,324,982
Cost of sales...............................................   101,993,118
                                                              ------------
          Gross profit......................................    34,331,864
Selling, general and administrative expenses................    22,035,219
                                                              ------------
          Income from operations............................    12,296,645
Interest expense, net.......................................     1,006,466
                                                              ------------
Income before income tax provision..........................    11,290,179
Income tax provision........................................       526,930
                                                              ------------
          Net income........................................  $ 10,763,249
                                                              ============

INVENTORIES

     New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market.

                        MARINEMAX, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

                                                              YEARS
                                                              -----
Buildings and improvements..................................  5-40
Machinery and equipment.....................................  5-10
Furniture and fixtures......................................  5-10
Vehicles....................................................     5

     The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of income. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

CUSTOMER DEPOSITS

     Customer deposits include amounts received from customers toward the purchase of boats. These deposits are recognized as revenue when the related boats are delivered to customers, or are returned to customers if the related boat sales do not close.

LONG-LIVED ASSETS

     Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of" (SFAS 121), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The Company groups long-lived assets by store location for purposes of assessing the recoverability of carrying value and measuring potential impairment. SFAS 121 was adopted in 1996 and did not have a material effect on the Company's consolidated results of operations, cash flows or financial position.

REVENUE RECOGNITION

     Revenue from boat, motor and trailer sales and parts and service operations is recognized at the time the boat, motor, trailer or part is delivered to the customer or service is completed.

     Revenue earned by the Company for notes placed with financial institutions in connection with customer boat financing is recognized when the related boat sale is recognized. Commissions earned on credit life, accident and disability insurance sold on behalf of third-party insurance companies are also recognized when the related boat sale is recognized. Pursuant to negotiated agreements with financial institutions, the Company is charged back for a portion of these fees should the customer terminate the finance contract before it is outstanding for stipulated minimal periods of time. The chargeback reserve, which was not material to the consolidated financial statements taken as whole as of December 31, 1996, or September 30, 1997, is based on the Company's experience for repayments or defaults on the finance contracts.

     Commissions earned on extended warranty service contracts sold on behalf of unrelated third-party insurance companies are recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized. The Company is charged back for a portion of these commissions should the customer terminate the service contract prior to its scheduled maturity. The chargeback reserve, which was not material to the consolidated financial statements taken as a whole as of December 31, 1996, or September 30, 1997, is based upon the Company's experience for repayments or defaults on the service contracts.

                        MARINEMAX, INC. AND SUBSIDIARIES

ADVERTISING AND PROMOTIONAL COSTS

     Advertising and promotional costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Total advertising and promotional expenses approximated $1,599,000, $2,600,000 and $2,343,000 for the years ended December 31, 1995 and 1996, and the nine-month period ended September 30, 1997, respectively.

INCOME TAXES AND UNAUDITED PRO FORMA INCOME TAX PROVISION

     Certain of the Merged Companies elected S corporation status under the provisions of the Internal Revenue Code prior to the Pooling. Accordingly, income of these Merged Companies prior to the Pooling was passed through to the stockholders; as such, these Merged Companies historically recorded no provision for income taxes. The accompanying consolidated statement of income for the nine-month period ended September 30, 1997, includes an unaudited pro forma income tax provision assuming these Merged Companies had been taxed as C corporations during that period.

     Other Merged Companies have been taxed as C corporations and have followed the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled.

SUPPLIER AND CUSTOMER CONCENTRATION

     Dealership Agreements

     The Company has entered into dealership agreements with Ray Industries, Inc. (Ray Industries), Boston Whaler, Inc. (Boston Whaler), Mercury Marine and Baja Marine Corporation (all subsidiaries or divisions of Brunswick Corporation) (collectively, the Manufacturers). Approximately 84 percent of the Company's revenue is derived from products acquired from the Manufacturers. These agreements allow the Company to purchase, stock, sell and service boats and products of the Manufacturers. These agreements also allow the Company to use the Manufacturers' names, trade symbols and intellectual properties.

     Although there are a limited number of manufacturers of the type of boats and products that the Company sells, management believes that other suppliers could provide similar boats and products on comparable terms. A change in suppliers, however, could cause a potential loss of revenue, which would affect operating results adversely. The Company's existing dealership agreements with the Manufacturers are renewable subject to certain terms and conditions in the agreements and expire in 2008.

    Concentrations of Credit Risks

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited primarily to local financial institutions. Concentrations of credit risk arising from receivables are limited primarily to manufacturers and financial institutions.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                        MARINEMAX, INC. AND SUBSIDIARIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable and debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     During June 1996 and June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures About Segments of An Enterprise and Related Information" (SFAS
131), respectively. The major provisions of these statements and their impact on the Company are discussed below.

     SFAS 130, effective for fiscal years beginning after December 15, 1997, requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have any impact on the Company as the Company currently does not enter into any transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available-for-sale securities, etc.).

     SFAS 131, effective for fiscal years beginning after December 15, 1997, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's management believes this statement will not have any impact on its consolidated financial statements.

INTERIM FINANCIAL INFORMATION

     As is normal and customary, the interim financial statements as of March 31, 1998, and for the six-month periods ended March 31, 1997 and 1998, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been properly included. Due to seasonality and other factors, the results of operations for the interim period are not necessarily indicative of the results that will be realized for the entire fiscal year.

3.  ACCOUNTS RECEIVABLE:

     Trade receivables consist of receivables from financial institutions which provide funding for customer boat financing and amounts due from financial institutions earned from arranging financing with the Company's customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats and parts and service. Amounts due from

                        MARINEMAX, INC. AND SUBSIDIARIES
manufacturers represent receivables for various incentive programs and parts and service work performed pursuant to the manufacturers' warranty coverages.

     The accounts receivable balances consisted of the following as of December 31, 1996, and September 30, 1997:

                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
                                                     ------------    -------------
Trade receivables..................................   $2,755,139      $3,589,023
Amounts due from manufacturers.....................    1,971,426       2,996,047
Other receivables..................................      263,460         194,106
                                                      ----------      ----------
                                                      $4,990,025      $6,779,176
                                                      ==========      ==========

4.  INVENTORIES:

     Inventories were comprised of the following as of December 31, 1996, and September 30, 1997:

                                                    DECEMBER 31,    SEPTEMBER 30,
                                                        1996            1997
                                                    ------------    -------------
New boats, motors and trailers....................  $46,719,800      $41,764,979
Used boats, motors and trailers...................    3,808,325        5,388,798
Parts, accessories and other......................    3,009,147        3,250,401
                                                    -----------      -----------
                                                    $53,537,272      $50,404,178
                                                    ===========      ===========

5.  PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following as of December 31, 1996, and September 30, 1997:

                                                    DECEMBER 31,    SEPTEMBER 30,
                                                        1996            1997
                                                    ------------    -------------
Land..............................................   $  859,005      $   859,005
Buildings and improvements........................    3,028,263        3,471,170
Machinery and equipment...........................    2,782,254        2,894,999
Furniture and fixtures............................    1,578,675        1,778,543
Vehicles..........................................      998,368        1,236,915
                                                     ----------      -----------
                                                      9,246,565       10,240,632
Less - Accumulated depreciation and
  amortization....................................   (4,294,717)      (4,851,235)
                                                     ----------      -----------
                                                     $4,951,848      $ 5,389,397
                                                     ==========      ===========

                        MARINEMAX, INC. AND SUBSIDIARIES

6.  FLOOR PLAN NOTES PAYABLE:

     Floor plan notes payable consisted of the following as of December 31, 1996, and September 30, 1997:

                                                            DECEMBER 31,    SEPTEMBER 30,
                                                                1996            1997
                                                            ------------    -------------
Floor plan notes payable to financial institution, due
  when the related boats are sold or 12 months after the
  advance, whichever is earlier, bearing interest at prime
  less .5% (8% at September 30, 1997), collateralized by
  certain receivables, inventories and property and
  equipment...............................................  $ 8,398,558      $ 5,634,034
Floor plan notes payable to financial institutions, due
  when related boats are sold, bearing interest at rates
  ranging from 7.63 to 7.91%, collateralized by certain
  receivables, inventories and property and equipment.....   12,441,979        7,625,727
Floor plan notes payable to financial institution, due
  when related boats are sold, bearing interest at LIBOR
  plus 2.5% (8.16% at September 30, 1997), collateralized
  by certain receivables, inventories and property and
  equipment...............................................    4,988,971        1,502,100
Floor plan notes payable to financial institution, due
  when related boats are sold, bearing interest at prime
  plus .75% (9.25% at September 30, 1997), collateralized
  by certain inventories..................................    1,845,223        3,624,849
Floor plan notes payable due to financial institutions,
  due when related boats are sold or 12 months after the
  advance, whichever is earlier, bearing interest at rates
  ranging from .5% to prime plus 4% (12.5% at September
  30, 1997), collateralized by certain receivables,
  inventories and property and equipment..................   11,575,324        7,765,389
                                                            -----------      -----------
                                                            $39,250,055      $26,152,099
                                                            ===========      ===========

     The Company receives interest assistance directly from the Manufacturers. The interest assistance varies by Manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the Company or the financial institution depending on the arrangements the Manufacturer has established. Discontinuance of these programs could result in an increase in interest expense.

     The maximum borrowings permitted and total available borrowings under the floor plan notes payable at September 30, 1997, were approximately $50,000,000 and $23,848,000, respectively. The weighted average interest rate on borrowings outstanding under the floor plan notes payable as of December 31, 1996 and September 30, 1997, was approximately 6.80% and 7.50%, respectively.

7.  LONG-TERM DEBT:

     Long-term debt was comprised of the following as of December 31, 1996, and September 30, 1997:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1996           1997
                                                              ------------   -------------
Unsecured note payable to former stockholder, due in various quarterly installments, bearing interest at 5% for the
  period January 1, 1997, through December 31, 1997, and 10%
  thereafter through maturity in January 2008...............   $       --     $ 5,955,419

                        MARINEMAX, INC. AND SUBSIDIARIES

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1996           1997
                                                              ------------   -------------
Mortgage note payable to financial institution, due in
  monthly installments of $16,337, bearing interest at 8%,
  maturing in August 2002, collateralized by property and
  equipment.................................................      907,337         812,628
Various notes payable, due in monthly installments ranging
  from $390 to $3,141, bearing interest at rates ranging
  from 4.9% to 10.25%, maturing April 1999 through May 2017,
  collateralized by property and equipment..................      188,316         186,709
                                                               ----------     -----------
                                                                1,095,653       6,954,756
Less -- Current maturities..................................     (146,344)       (973,269)
                                                               ----------     -----------
                                                               $  949,309     $ 5,981,487
                                                               ==========     ===========

     The aggregate maturities of long-term debt were as follows at September 30, 1997:

                      PERIOD ENDING
                      SEPTEMBER 30,                          AMOUNT
                      -------------                        ----------
   1998..................................................  $  973,269
   1999..................................................     817,818
   2000..................................................     799,128
   2001..................................................     809,540
   2002..................................................     810,001
   Thereafter............................................   2,745,000
                                                           ----------
                                                           $6,954,756
                                                           ==========

8.  SHORT-TERM BORROWINGS:

     Short-term borrowings consisted of the following as of December 31, 1996, and September 30, 1997:

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                             ------------    -------------
Line of credit payable to financial institution, due on
  demand, bearing interest due monthly at prime plus .5%
  (9% at September 30, 1997), collateralized by a secondary
  lien on certain receivables and property and equipment...   $1,095,000      $       --
Unsecured line of credit payable to financial institution,
  due on demand, bearing interest due monthly at prime plus
  .5% (9% at September 30, 1997)...........................    2,295,601       2,711,677
                                                              ----------      ----------
                                                              $3,390,601      $2,711,677
                                                              ==========      ==========

     The line of credit agreements described above provide for total maximum borrowings of $4,750,000. Total available borrowings on the line of credit agreements as of September 30, 1997, were approximately $2,038,000. The weighted average interest rate on short-term borrowings as of December 31, 1996 and September 30, 1997, was 9% and 8.75%, respectively.

                        MARINEMAX, INC. AND SUBSIDIARIES

9.  INCOME TAXES:

     Federal income taxes for those Merged Companies taxed as C corporations were as follows for the years ended December 31, 1995 and 1996, and the nine-month period ended September 30, 1997:

                                              DECEMBER 31,
                                          ---------------------    SEPTEMBER 30,
                                            1995        1996           1997
                                          --------    ---------    -------------
Current.................................  $ 21,610    $ 614,270      $272,455
Deferred................................   (70,707)    (593,756)      137,369
                                          --------    ---------      --------
                                          $(49,097)   $  20,514      $409,824
                                          ========    =========      ========

     Actual income tax expense (benefit) was not materially different from income tax expense (benefit) computed by applying the U.S. Federal Statutory Corporate Tax Rate of 34 percent to income (loss) before income tax provision for the years ended December 31, 1995 and 1996, and the nine-month period ended September 30, 1997, for those Merged Companies taxed as C corporations.

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of the net deferred tax assets are as follows:

                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
                                                     ------------    -------------
Current deferred tax assets:
  Inventory........................................    $134,980       $       --
  Accrued expenses.................................     432,070          368,394
  Net operating loss (NOL) carryforwards...........      99,531          160,818
                                                       --------       ----------
          Net current deferred tax assets..........    $666,581       $  529,212
                                                       ========       ==========

     As of September 30, 1997, the Company had NOL carryforwards of approximately $498,000. The NOL carryforwards will be available to offset future taxable income and will expire in various amounts from fiscal year 2009 through fiscal year 2012.

     Concurrent with the business combination discussed in Note 1, the Company recorded a deferred tax liability of approximately $1,640,000 for income taxes that will be payable by the Company upon conversion of certain of the Merged Companies that had elected S corporation status to C corporations.

10.  DUE TO STOCKHOLDERS:

     Due to stockholders includes non-collateralized demand notes which bear interest at rates ranging from 0 to 10 percent.

11.  COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

     The Company leases certain land, buildings, machinery, equipment and vehicles related to its dealerships under non-cancelable operating leases. Rental payments, including month-to-month rentals, were approximately $1,339,000, $1,279,000 and $1,245,000 for the years ended December 31, 1995 and
1996, and the nine-month period ended September 30, 1997, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $1,135,400 and $1,154,400 for the years ended December 31, 1995 and 1996, and $935,050 for the nine-month period ended September 30, 1997, respectively.

                        MARINEMAX, INC. AND SUBSIDIARIES

     Future minimum lease payments under non-cancelable operating leases were as follows at September 30, 1997:

                       YEAR ENDING
                      SEPTEMBER 30,                          AMOUNT
                      -------------                        ----------
  1998...................................................  $1,582,873
  1999...................................................   1,190,300
  2000...................................................     815,945
  2001...................................................     632,570
  2002...................................................     592,400
  Thereafter.............................................   2,144,700
                                                           ----------
                                                           $6,958,788
                                                           ==========

---------------
Approximately $4,213,000 of the above future minimum lease payments relate to leases of property from related parties which were canceled in connection with the Property Acquisitions on March 1, 1998.

OTHER COMMITMENTS

     The Company is party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with these matters was not determinable at September 30, 1997. While it is not feasible to determine the outcome of these actions at this time, management believes that these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     The Company is subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. The Company believes that it is in compliance with such regulations.

12.  EMPLOYEE 401(k) PROFIT SHARING PLANS:

     Certain MarineMax subsidiaries maintain defined contribution benefit plans (the Plans). The Plans provide for matching contributions from the Company that are limited to certain percentages of employee contributions. Additional discretionary amounts may be contributed by the Company. The Company contributed approximately $234,000, $339,000 and $221,000 to the Plans for the years ended December 31, 1995 and 1996, and for the nine-month period ended September 30, 1997.

13.  SUBSEQUENT EVENTS:

FLOOR PLAN NOTE PAYABLE

     On April 7, 1998, the Company executed an agreement for a new working capital line of credit with a financial institution under which the Company plans to refinance all of its outstanding floor plan notes payable. The maximum available borrowings under the new working capital line of credit are $105 million. The new working capital line of credit bears interest at LIBOR plus
1.25 percent, and has a three-year term.

BRUNSWICK CORPORATION SETTLEMENT

     Subsequent to year-end, Brunswick Corporation and the Company disputed the applicability of the change in control provisions in the Company's dealership agreements to the Pooling. In order to avoid a long, costly and disruptive dispute, the Company and Brunswick Corporation entered into a settlement agreement on March 12, 1998, under which Brunswick Corporation consented to changes in the ownership of certain of the Merged Companies resulting from the Pooling, and the Company agreed to pay Brunswick Corporation

                        MARINEMAX, INC. AND SUBSIDIARIES

$15 million by December 31, 1998. The $15 million payable to Brunswick Corporation bears interest payable quarterly at LIBOR plus 1.25%.

STOCK SPLIT

     On April 5, 1998, the Board of Directors approved a stock split whereby each outstanding share of Company's Common Stock was converted into approximately 1.082 shares of Common Stock. This stock split has been retroactively reflected in the accompanying financial statements.

STOCK AND OPTION PLANS

     On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock and option plans:

     1998 Incentive Stock Plan (the Incentive Stock Plan) -- The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire Common Stock of the Company, the direct grant of Common Stock, the grant of stock appreciation rights and the grant of other cash awards to key personnel, directors, consultants, independent contractors and others providing valuable services to the Company. A maximum of the lesser of 4,000,000 shares or 15% of the then outstanding shares of Common Stock of the Company may be issued under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options will be determined by the Board of Directors or the Plan Administrator.

     The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options ("Automatic Options") to non-employee directors of the Company. Under the Automatic Grant Program, each non-employee whose election to the Board of Directors is proposed as of the date of the Company's initial public offering will receive an Automatic Option to acquire 10,000 shares of Common Stock on that date (an "Initial Grant"). Each subsequent newly elected non-employee member of the Board of Directors will receive as an Initial Grant an Automatic Option to acquire 5,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, an Automatic Option to acquire 2,500 shares of Common Stock will be granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of stockholders (an "Annual Grant"). Each Initial Grant will vest and become exercisable in a series of three equal and successive installments with the first installment vested on the date of grant (or the date of election to the Board of Directors, if later) and the next two installments 12 months and 24 months after the date of grant. Each Annual Grant will vest and become exercisable 12 months after the date of grant. Each Automatic Option will vest and become exercisable only if the optionholder has not ceased serving as a director as of such vesting date. The exercise price per share of Common Stock subject to an Initial Grant on the date of the Company's initial public offering will be equal to the initial public offering price per share and the exercise price per share of Common Stock subject to other Automatic Options will be equal to 100% of the fair market value (as defined in the Incentive Stock Plan) of the Company's Common Stock on the date such option is granted. Each Automatic Option will expire on the tenth anniversary of the date on which such Automatic Option was granted.

     Employee Stock Purchase Plan (the Stock Purchase Plan) -- The Stock Purchase Plan provides for up to 500,000 shares of Common Stock to be issued, and is available to all regular, full-time employees of the Company who have completed at least one year of continuous service.

     The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of July in the years 1998 through 2007, with each offering terminating on June 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the Common Stock on the first day of the offering or (ii) 85% of the closing price of the Common Stock on the last day of the offering. The purchase price is paid

                        MARINEMAX, INC. AND SUBSIDIARIES
through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of Common Stock annually.

ACQUISITION OF STOVALL MARINE, INC.

     On April 30, 1998, the Company acquired all of the issued and outstanding Common Stock of Stovall Marine, Inc. (Stovall) (a Georgia corporation) in exchange for 492,306 shares of the Company's common stock. The acquisition has been accounted for under the purchase method of accounting, which resulted in the recognition of approximately $4.9 million of goodwill, representing the excess purchase price over the estimated fair value of net assets acquired. The goodwill is being amortized over 40 years.

14.  SUBSEQUENT EVENTS (UNAUDITED) WITH RESPECT TO THE PERIOD ENDED
MARCH 31, 1998:

     The interim financial information as of March 31, 1998 has been prepared on a basis of accounting consistent with the accounting policies used in the previous fiscal period. This interim financial information should be read in conjunction with the audited financial statements for the fiscal period ended September 30, 1997.

     The March 31, 1998 interim balance sheet reflects seasonal changes inherent in the Company's business operations, including the increase in inventories and floor plan notes payable (as detailed below) in anticipation of the Company's primary selling season in most markets. In addition, the March 31, 1998 interim balance sheet reflects an increase in property and equipment (as detailed below) and related long-term debt associated with the Property Acquisitions. Finally, the March 31, 1998 interim balance sheet reflects the increase in the Company's deferred tax assets associated with the Brunswick settlement payable.

INVENTORIES

     The increase in inventories from September 30, 1997 to March 31, 1998 was due to seasonal factors that affect the Company's business. Inventories were comprised of the following as of March 31, 1998:

New boats, motors and trailers..............................  $58,935,820
Used boats, motors and trailers.............................    7,417,023
Parts, accessories and other................................    3,832,258
                                                              -----------
                                                              $70,185,101
                                                              ===========

                        MARINEMAX, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

     The increase in property and equipment from September 30, 1997 to March 31, 1998 was primarily due to the Property Acquisitions. Property and equipment consisted of the following as of March 31, 1998:

Land........................................................  $ 4,974,533
Buildings and improvements..................................    9,041,807
Machinery and equipment.....................................    3,234,964
Furniture and fixtures......................................    1,997,795
Vehicles....................................................      999,300
                                                              -----------
                                                               20,248,399
Less -- Accumulated depreciation and amortization...........   (4,994,094)
                                                              -----------
                                                              $15,254,305
                                                              ===========

FLOOR PLAN NOTES PAYABLE

     The increase in floor plan notes payable was a result of the increase in inventories described above. Floor plan notes payable consisted of the following as of March 31, 1998:

Floor plan notes payable due to financial institution, due
  when the related boats are sold or 12 months after the
  advance, whichever is earlier, bearing interest at prime
  less .5 percent (8 percent at March 31, 1998),
  collateralized by certain receivables, inventories and
  property and equipment....................................  $11,194,204
Floor plan notes payable to financial institutions, due when related boats are sold, bearing interest at rates ranging
  from 7.63 to 7.91 percent, collateralized by certain
  receivables, inventories and property and equipment.......   10,197,689
Floor plan notes payable to financial institution, due when
  related boats are sold, bearing interest at LIBOR plus 2.5 percent (8.38 percent at March 31, 1998), collateralized
  by certain receivables, inventories and property and
  equipment.................................................    1,413,806
Floor plan notes payable due to financial institution, due
  when related boats are sold, bearing interest at prime
  plus .75 percent (9.25 percent at March 31, 1998),
  collateralized by certain new and used boats, motors and
  trailers..................................................    3,673,031
Floor plan notes payable due to financial institutions, due
  when related boats are sold or 12 months after the
  advance, whichever is earlier, bearing interest at rates
  ranging from 0 percent to prime plus .5 percent (9 percent at March 31, 1998), collateralized by certain receivables,
  inventories and property and equipment....................   17,523,369
                                                              -----------
                                                              $44,002,099
                                                              ===========